Exhibit 2.1

AGREEMENT AND PLAN OF MERGER

DATED AS OF APRIL 9, 2015

BY AND AMONG

EXCEL TRUST, INC.,

EXCEL TRUST, L.P.,

BRE RETAIL CENTERS HOLDINGS LP,

BRE RETAIL CENTERS CORP

AND

BRE RETAIL CENTERS LP

i

ii

iii

AGREEMENT AND PLAN OF MERGER

THIS AGREEMENT AND PLAN OF MERGER (this “Agreement”), dated as of April 9, 2015, is by and among Excel Trust, Inc., a Maryland corporation (the “Company”), BRE Retail Centers Holdings LP, a Delaware limited partnership (“Parent”), BRE Retail Centers Corp, a Maryland corporation (“Merger Sub”), BRE Retail Centers LP, a Delaware limited partnership (“Merger Partnership”), and Excel Trust, L.P., a Delaware limited partnership (the “Partnership”).

W I T N E S S E T H:

WHEREAS, the parties wish to effect a business combination through a merger of the Company with and into Merger Sub, with Merger Sub being the surviving entity (the “Company Merger”) on the terms and conditions set forth in this Agreement and in accordance with the Maryland General Corporation Law (the “MGCL”);

WHEREAS, the parties also wish to effect a merger of Merger Partnership with and into the Partnership, immediately following the consummation of the Company Merger (the “Partnership Merger” and, together with the Company Merger, the “Mergers”), on the terms and subject to the conditions set forth in this Agreement and in accordance with Section 17-211 of the Delaware Revised Uniform Limited Partnership Act, as amended (“DRULPA”);

WHEREAS, the Company is the sole general partner of the Partnership through which the Company operates its business;

WHEREAS, as of the date hereof, the Company owns approximately 98.4% of the common operating partnership units in the Partnership (“Partnership Common Units”) as well as all of the 7.00% Series A cumulative convertible perpetual preferred units in the Partnership (the “Series A Partnership Preferred Units”) and the 8.125% Series B cumulative redeemable preferred units in the Partnership (the “Series B Partnership Preferred Units,” and together with the Series A Partnership Preferred Units, the “Partnership Preferred Units”). The Partnership Common Units and Partnership Preferred Units are collectively referred to herein as “Partnership Units”;

WHEREAS, the respective Boards of Directors, as applicable, of each of Merger Sub and the Company have declared advisable and approved this Agreement and the Company Merger on the terms and subject to the conditions set forth herein;

WHEREAS, the Company, as the sole general partner of the Partnership, has determined that it is advisable and in the best interests of the Partnership and the limited partners of the Partnership for the Partnership to enter into this Agreement and to consummate the Partnership Merger on the terms and conditions set forth herein;

WHEREAS, the holders of Partnership Common Units other than the Company (the “Minority Limited Partners”) may elect to receive in the Partnership Merger, on the terms and conditions specified herein, in exchange for Partnership Common Units, New Partnership Preferred Units (as defined below) in the Surviving Partnership (each such Minority Limited Partner, a “Roll-Over Limited Partner”) in an amount described in Section 2.4(a). In the Partnership Merger, any Partnership Common Units held by any Minority Limited Partners not making the foregoing election will be converted into the right to receive cash per Partnership Common Unit (each such Minority Limited Partner, a “Cash-Out Limited Partner”) in an amount as described in Section 2.4(a);

WHEREAS, Merger Sub, as the general partner of Merger Partnership, has approved this Agreement and the Partnership Merger and deems it advisable and in the best interests of the limited partner of Merger Partnership for Merger Partnership to enter into this Agreement and consummate the Partnership Merger on the terms and subject to the conditions set forth herein;

WHEREAS, as an inducement to the Company and the Partnership entering into this Agreement, Blackstone Property Partners Lower Fund 1 L.P. (the “Guarantor”) is entering into a guaranty with the Company (the “Guaranty”), pursuant to which the Guarantor is guaranteeing certain obligations of Parent and Merger Sub under this Agreement; and

WHEREAS, Parent, the Partnership, Merger Sub, Merger Partnership and the Company desire to make certain representations, warranties, covenants and agreements in connection with the Mergers as set forth herein.

NOW, THEREFORE, in consideration of the mutual covenants and agreements set forth herein and for good and valuable consideration, the receipt and adequacy of which is hereby acknowledged, the parties hereto agree as follows:

ARTICLE I.

THE MERGERS

Section 1.1      The Mergers.

(a)      Subject to the terms and conditions of this Agreement, and in accordance with the MGCL, at the Company Merger Effective Time (as defined below), the Company and Merger Sub shall consummate the Company Merger, pursuant to which (i) the Company shall be merged with and into Merger Sub and the separate corporate existence of the Company shall thereupon cease and (ii) Merger Sub shall be the surviving company in the Company Merger (the “Surviving Company”), such that following the Company Merger, the Surviving Company will be a wholly owned Subsidiary of Parent. The Company Merger shall have the effects provided in this Agreement and as specified in the MGCL.

(b)      Subject to the terms and conditions of this Agreement, and in accordance with the DRULPA, at the Partnership Merger Effective Time (as defined herein), Merger Partnership and the Partnership shall consummate the Partnership Merger pursuant to which (i) Merger Partnership shall be merged with and into the Partnership and the separate existence of Merger Partnership shall thereupon cease and (ii) the Partnership shall be the surviving partnership in the Partnership Merger (the “Surviving Partnership”). The Partnership Merger shall have the effects specified in Section 17-211 of DRULPA.

Section 1.2      Governing Documents.

(a)      The name of the Surviving Company shall be “BRE Retail Centers Corp”. The charter of Merger Sub, as in effect immediately prior to the Company Merger Effective Time, shall be the charter of the Surviving Company until thereafter amended as provided therein or by applicable Law (as hereinafter defined). The bylaws of Merger Sub, as in effect immediately prior to the Company Merger Effective Time, shall be the bylaws of the Surviving Company until thereafter amended as provided therein or by applicable Law.

(b)      The name of the Surviving Partnership shall be “Excel Trust, L.P.” Prior to the Closing Date, the Company, as the general partner of the Partnership, shall cause the Partnership Agreement to be amended to add to such agreement Article 18 in the form of Exhibit A hereto (as so amended, the “Amended Partnership Agreement”). At the Company Merger Effective Time, the Surviving Company shall execute and deliver to the Partnership an acceptance of all of the terms and conditions of the Amended Partnership Agreement and such other documents or instruments as may be required to effect its admission as successor general partner of the Partnership and as a limited partner of the Partnership, and it shall thereafter be admitted to, the Partnership as the successor general partner and limited partner of the Partnership and shall carry on the business of the Partnership without dissolution as provided in the Partnership Agreement. Following the Company Merger Effective Time, the Surviving Company, as the new general partner of the Partnership, shall file a certificate of amendment to the certificate of limited partnership of the Partnership (the “Certificate of Limited Partnership”) to reflect its admission to the Partnership as the new general partner of the Partnership. From and after the Partnership Merger Effective Time, the Certificate of Limited Partnership, as in effect immediately prior to the Partnership Merger Effective Time, as amended as provided above, shall be the certificate of limited partnership of the Surviving Partnership until thereafter amended as provided therein or by applicable Law. From and after the Partnership Merger Effective Time, the Amended Partnership Agreement shall be the partnership agreement of the Surviving Partnership until thereafter amended as provided therein or by applicable Law.

Section 1.3      Directors, Officers and General Partner of the Surviving Entities. Subject to Section 6.5 herein:

(a)      The members of the Board of Directors of Merger Sub immediately prior to the Company Merger Effective Time shall be the members of the Board of Directors of the Surviving Company from and after the Company Merger Effective Time, until such time as their resignation or removal or such time as their successors shall be duly elected and qualified.

(b)      The officers of the Company immediately prior to the Company Merger Effective Time shall be the initial officers of the Surviving Company from and after the

Company Merger Effective Time, until such time as their resignation or removal or such time as their successors shall be duly elected and qualified.

(c)      As further provided in Section 2.4, the Surviving Company shall be the general partner and a limited partner of the Surviving Partnership following the Partnership Merger Effective Time.

Section 1.4      Effective Times.

(a)      On the Closing Date, Merger Sub and the Company shall (i) duly execute and file articles of merger (the “Articles of Merger”) with the State Department of Assessments and Taxation of Maryland (the “SDAT”) in accordance with the Laws of the State of Maryland and (ii) make any other filings, recordings or publications required to be made by the Company or Merger Sub under the MGCL in connection with the Company Merger. The Company Merger shall become effective upon the acceptance for record of the Articles of Merger by the SDAT or on such other date and time (not to exceed five (5) Business Days from the date the Articles of Merger are accepted for record by the SDAT) as shall be agreed to by the Company and Parent and specified in the Articles of Merger (such date and time being hereinafter referred to as the “Company Merger Effective Time”), it being understood and agreed that the parties shall cause the Company Merger Effective Time to occur immediately prior to the Partnership Merger Effective Time.

(b)      On the Closing Date, immediately after the Company Merger Effective Time, the Partnership shall file with the Secretary of State of the State of Delaware (the “DSOS”) a certificate of merger (the “Partnership Merger Certificate”), executed in accordance with the applicable provisions of DRULPA, and shall make all other filings or recordings required under DRULPA to effect the Partnership Merger. The Partnership Merger shall become effective after the Company Merger Effective Time upon such time as the Partnership Merger Certificate has been accepted by the DSOS (the “Partnership Merger Effective Time”).

(c)      Unless otherwise agreed, the parties shall cause the Company Merger Effective Time and the Partnership Merger Effective Time to occur on the Closing Date.

Section 1.5      Closing of the Mergers. The closing of the Mergers (the “Closing”) will take place at a time to be specified by the parties on the third Business Day after satisfaction or waiver of the conditions set forth in Article VII (other than those conditions that by their nature are to be satisfied or waived at the Closing, but subject to the satisfaction or waiver of such conditions), at the offices of Simpson Thacher & Bartlett LLP, 425 Lexington Avenue, New York, New York 10017, or at such other time, date and place as mutually agreed to by the parties hereto (the “Closing Date”).

Section 1.6      Effects of the Mergers.

(a)      The Company Merger shall have the effects set forth in the MGCL. Without limiting the generality of the foregoing, and subject thereto, at the Company Merger Effective Time, all the properties, rights, privileges, powers and franchises of the Company and Merger Sub shall vest in the Surviving Company, and all debts, liabilities, duties and obligations of the Company and Merger Sub shall become the debts, liabilities, duties and obligations of the Surviving Company.

(b)      The Partnership Merger shall have the effects set forth in the DRULPA. Without limiting the generality of the foregoing, and subject thereto, at the Partnership Merger Effective Time, all the properties, rights, privileges, powers and franchises of the Partnership and Merger Partnership shall vest in the Surviving Partnership, and all debts, liabilities, duties and obligations of the Partnership and Merger Partnership shall become the debts, liabilities, duties and obligations of the Surviving Partnership.

Section 1.7      Tax Consequences. The parties intend that, for U.S. federal, and applicable state, income tax purposes, (a) the Company Merger shall be treated as a taxable sale by the Company of all of the Company’s assets to Merger Sub in exchange for the Merger Consideration to be provided to the stockholders of the Company and the assumption of all of the Company’s liabilities, followed by the distribution of such Merger Consideration to the stockholders of the Company in liquidation of the Company pursuant to Section 331 and Section 562 of the Code, and that this Agreement be, and is hereby adopted as, a “plan of liquidation” of the Company for U.S. federal income tax purposes, and (b) the Partnership Merger shall be treated as (i) the sale of the Partnership Common Units by the Cash-Out Limited Partners to the Surviving Company, and (ii) the contribution of Partnership Common Units by the Roll-Over Limited Partner in the Partnership in exchange for New Partnership Preferred Units of the Surviving Partnership in a tax-deferred transaction under Section 721 of the Code to the extent applicable to the exchange by each Roll-Over Limited Partner. The parties hereto agree not to take any position on any tax return that is inconsistent with the foregoing for all U.S. federal, and, if applicable, state and local tax purposes.

ARTICLE II.

MERGER CONSIDERATION; COMPANY STOCK; PARTNERSHIP UNITS

Section 2.1      Company Common Share Merger Consideration; Effect on Company Stock.

(a)      Shares of Merger Sub. At the Company Merger Effective Time, by virtue of the Company Merger and without any action on the part of any holder thereof, each share of common stock, par value $0.01 per share, of Merger Sub issued and outstanding immediately prior to the Company Merger Effective Time shall remain as one issued and outstanding share of common stock, par value $0.01 per share, of the Surviving Company.

(b)      Company Common Share Merger Consideration; Conversion of Company Common Shares. At the Closing, Parent shall pay to the holders of common stock,

par value $0.01 per share, of the Company (each, a “Company Common Share”) an aggregate amount (the “Company Common Share Merger Consideration”) which shall be paid on a per Company Common Share basis as follows: at the Company Merger Effective Time, by virtue of the Company Merger and without any action on the part of any holder thereof, each Company Common Share (other than (i) Excluded Shares, as defined below, if any and (ii) Company Subsidiary Common Shares (as defined below)) issued and outstanding immediately prior to the Company Merger Effective Time shall automatically be converted into the right to receive an amount in cash equal to Fifteen Dollars and Eighty-Five Cents ($15.85), without interest (the “Per Company Common Share Merger Consideration”). The Per Company Common Share Merger Consideration shall be subject to adjustments as contemplated by Section 6.10.

(c)      Company Common Shares Owned by the Company’s Subsidiaries. At the Company Merger Effective Time, by virtue of the Company Merger and without any action on the part of any holder thereof, each issued and outstanding Company Common Share that is owned by any direct or indirect Subsidiary of the Company immediately prior to the Company Merger Effective Time (each, a “Company Subsidiary Common Share”) shall be automatically converted into and become one validly issued, fully paid and nonassessable share of common stock, par value $0.01 per share (each, a “Surviving Company Common Share”), of the Surviving Company. From and after the Company Merger Effective Time, all certificates representing Company Common Shares owned by any direct or indirect Subsidiary of the Company immediately prior to the Company Merger Effective Time shall be deemed for all purposes to represent the number of shares of common stock of the Surviving Company into which they were converted in accordance with the immediately preceding sentence.

(d)      Cancellation of Parent-Owned and Merger Sub-Owned Company Common Shares. Each issued and outstanding Company Common Share that is owned by Parent, Merger Sub or any Subsidiary of Parent or Merger Sub immediately prior to the Company Merger Effective Time (collectively, the “Excluded Shares”), if any, shall automatically be canceled and retired and shall cease to exist, and no cash, Company Common Share or other consideration shall be delivered or deliverable in exchange therefor.

(e)      Cancellation of Company Common Shares. As of the Company Merger Effective Time, all Company Common Shares issued and outstanding immediately prior to the Company Merger Effective Time shall no longer be outstanding and shall automatically be canceled and retired and shall cease to exist, and each holder of a Company Common Share (other than Excluded Shares, if any, and Company Subsidiary Common Shares) shall cease to have any rights with respect to such interest, except the right to receive the Per Company Common Share Merger Consideration, without interest, or, with respect to the Company Subsidiary Common Shares, the right to receive one Surviving Company Common Share per Company Subsidiary Common Share.

Section 2.2      Effect on Company Preferred Shares. At the Company Merger Effective Time, by virtue of the Company Merger and without any action on the part of any holder thereof, (i) each share of 7.00% Series A Cumulative Convertible Perpetual Preferred Stock, $0.01 par value (each, a “Company Series A Preferred Share” and, collectively, the “Company Series A

Preferred Stock”) issued and outstanding immediately prior to the Company Merger Effective Time shall automatically be converted into the right to receive the Per Company Series A Preferred Share Merger Consideration (as defined below) and (ii) each share of 8.125% Series B Cumulative Redeemable Preferred Stock, $0.01 par value (each, a “Company Series B Preferred Share” and, collectively, the “Company Series B Preferred Stock”), issued and outstanding immediately prior to the Company Merger Effective Time shall automatically be converted into the right to receive the Per Company Series B Preferred Share Merger Consideration (as defined below).

Section 2.3      Restricted Shares. Immediately prior to the Company Merger Effective Time, each restricted share granted under the Company’s and Partnership’s 2014 amendment and restatement of the 2010 Equity Incentive Award Plan (the “Company Share Incentive Plan,” and such restricted shares, “Restricted Shares”) shall be fully vested and non-forfeitable, and all Company Common Shares represented thereby shall be considered outstanding for all purposes of this Agreement and subject to the right to receive the Per Company Common Share Merger Consideration, less any applicable income and employment withholding Taxes.

Section 2.4      Partnership Merger Consideration; Effect on Partnership Units.

(a)      At the Partnership Merger Effective Time, by virtue of the Partnership Merger and without any action on the part of any holder thereof, each Partnership Common Unit held by a Minority Limited Partner issued and outstanding immediately prior to the Partnership Merger Effective Time, subject to the terms and conditions set forth herein, shall be converted into, and shall be cancelled in exchange for, the right to receive an amount in cash equal to the Per Company Common Share Merger Consideration, without interest (the “Per Partnership Unit Merger Consideration”); provided that, in lieu of receiving the Per Partnership Unit Merger Consideration, if but only if (x) the holder of such Partnership Common Unit has effectively made and not revoked a valid election pursuant to Section 2.4(b) to receive New Partnership Preferred Units in respect thereof, and (y) the issuance of such New Partnership Preferred Units would be exempt from registration under the Securities Act and applicable state securities laws, then each of such holder’s Partnership Common Units shall be converted into one fully paid New Partnership Preferred Unit, without interest. The aggregate amount of cash payable as the Per Partnership Unit Merger Consideration and such New Partnership Preferred Units are hereinafter referred to as the “Partnership Merger Consideration” and, together with the Company Common Share Merger Consideration, the “Merger Consideration.”

(b)      Subject to Section 2.4(b)(iv) and in accordance with Section 2.4(a), each eligible holder of Partnership Common Units shall be entitled, with respect to all, but not less than all, of such holder’s Partnership Common Units, to make an unconditional election, on or prior to the Election Date, to receive in the Partnership Merger in lieu of the Per Partnership Unit Merger Consideration to which such holder would otherwise be entitled, New Partnership Preferred Units (a “Unit Election”) as follows:

(i)      Merger Partnership shall prepare and deliver to the Partnership, as promptly as practicable following the date the Proxy Statement is mailed to the stockholders of the Company and, in any event, not later than five (5) Business Days after the date on which the Proxy Statement is mailed to the stockholders of the Company, and the Partnership shall mail to the holders of Partnership Common Units, a form of election, which form shall be subject to the reasonable approval of the Company (the “Form of Election”). The Form of Election may be used by each holder of Partnership Common Units to designate such holder’s election to convert all, but not less than all, of the Partnership Common Units held by such holder into New Partnership Preferred Units. Any such holder’s election to receive New Partnership Preferred Units shall be deemed to have been properly made only if Parent shall have received at its principal executive office, not later than 5:00 p.m., New York City time, on the date that is five (5) Business Days before the scheduled date of the Company Stockholders’ Meeting (the “Election Date”), a Form of Election specifying that such holder elects to receive New Partnership Preferred Units and otherwise properly completed and signed. The Form of Election shall state therein the date that constitutes the Election Date.

(ii)      A Form of Election may be revoked by any holder of a Partnership Common Unit only by written notice received by Parent prior to 5:00 p.m., New York City time, on the Election Date. In addition, all Forms of Election shall automatically be revoked if the Partnership Merger has been abandoned.

(iii)      The reasonable determination of Parent shall be binding as to whether or not elections to receive New Partnership Preferred Units have been properly made or revoked. If Parent determines that any election to receive New Partnership Preferred Units was not properly made, Parent shall notify such holder of Partnership Common Units of the improper election and provide a reasonable opportunity to such holder to cure the improper election. If, following such reasonable period, the improperly made election remains uncured, the Partnership Common Units with respect to which such election was not properly made shall be converted into Per Partnership Unit Merger Consideration in accordance with Section 2.4(a). Parent may, with the agreement of the Company, make such rules as are consistent with this Section 2.4(b) for the implementation of elections provided for herein as shall be necessary or desirable to fully effect such elections.

(iv)      Each holder of Partnership Common Units, as a condition to making a Unit Election with respect to such holder’s Partnership Common Units, shall (x) represent to Parent that such holder is an Accredited Investor (as such term is defined under Rule 501 promulgated under the Securities Act) and (y) agree to be bound by the terms of the limited partnership agreement of the Surviving Partnership as it will be in effect immediately following the Partnership Merger Effective Time (which agreement shall incorporate the terms of the New Partnership Preferred Units set forth in Exhibit A hereto and any other terms determined by Parent that are not inconsistent with the terms of the New Partnership Preferred Units).

(v)      The Company and its Subsidiaries agree to reasonably cooperate with Parent in preparing any disclosure statement or other disclosure information to accompany the Form of Election, including information applicable to an offering of securities exempt from registration under the Securities Act pursuant to Rule 506 thereunder, each of which shall be subject to the reasonable approval of the Company.

(vi)      Promptly after the Partnership Merger Effective Time, the Surviving Partnership shall deliver to each holder of Partnership Common Units entitled to receive New Partnership Preferred Units pursuant to the terms of Sections 2.4(a) and 2.4(b), a notice confirming such holder’s record ownership of the New Partnership Preferred Units issuable pursuant hereto in respect of such Partnership Common Units.

(vii)      Each Person that receives New Partnership Preferred Units pursuant to the terms of Section 2.4(a) and Section 2.4(b) shall automatically be admitted as a limited partner of the Surviving Partnership at the Partnership Merger Effective Time.

(c)      At the Partnership Merger Effective Time, by virtue of the Partnership Merger and without any action on the part of the holder of any partnership interest of the Partnership, (i) each Partnership Common Unit held by the Surviving Company immediately prior to the Partnership Merger Effective Time shall be unaffected by the Partnership Merger and shall remain outstanding as Partnership Common Units of the Surviving Partnership held by the Surviving Company and (ii) the Roll-Over Limited Partners shall own the number of New Partnership Preferred Units issued to them in the Partnership Merger.

(d)      At the Partnership Merger Effective Time, by virtue of the Partnership Merger and without any action on the part of any holder thereof, each Partnership Preferred Unit outstanding immediately prior to the Partnership Merger Effective Time shall be unaffected by the Partnership Merger and shall remain outstanding as Partnership Preferred Units of the Surviving Partnership.

(e)      At the Partnership Merger Effective Time, by virtue of the Partnership Merger and without any action on the part of any holder thereof, the general partner interests of the Partnership outstanding immediately prior to the Partnership Merger Effective Time and owned by the Surviving Company shall remain outstanding as general partner interests of the Surviving Partnership, entitling the Surviving Company to such rights, duties and obligations as are more fully set forth in the Amended Partnership Agreement.

(f)      At the Partnership Merger Effective Time, by virtue of the Partnership Merger and without any action on the part of any holder thereof, each partnership interest in the Merger Partnership shall automatically be cancelled and cease to exist, the holders thereof shall cease to have any rights with respect thereto, and no payment shall be made with respect thereto.

Section 2.5      Exchange of Certificates.

(a)      Paying Agent. Prior to the Company Merger Effective Time, Parent shall appoint a bank or trust company reasonably satisfactory to the Company to act as Paying Agent (the “Paying Agent”) for (i) the payment or exchange in accordance with this Article II of the Merger Consideration (other than any New Partnership Preferred Units to be issued in accordance with Article II pursuant to the Unit Election) and (ii) if Parent wishes the Paying Agent to so act, in Parent’s discretion, the exchange of Partnership Common Units for New Partnership Preferred Units in accordance with this Article II pursuant to the Unit Election (the cash portion of the Merger Consideration and any such New Partnership Preferred Units being referred to herein as the “Exchange Fund”). On or before the Company Merger Effective Time, Parent shall deposit with the Paying Agent the Exchange Fund for the benefit of the holders of Company Common Shares and Cash-Out Limited Partners, as applicable, less applicable income and employment withholding taxes due in connection with the vesting of Restricted Shares, which shall be paid directly to the Surviving Company. The Paying Agent shall make payments of the Company Common Share Merger Consideration and the Partnership Merger Consideration out of the Exchange Fund in accordance with this Agreement and the Articles of Merger. The Company shall cooperate with Parent and the Paying Agent to facilitate an orderly transfer of funds. The Exchange Fund shall not be used for any other purpose. Any and all interest earned on cash deposited in the Exchange Fund shall be paid to the Surviving Company.

(b)      Share and Unit Transfer Books. On the Closing Date, the share transfer books of the Company and the unit transfer books of the Partnership shall be closed and thereafter there shall be no further registration of transfers of the Company Common Shares or Partnership Common Units. From and after the Closing Date, the holders of certificates representing ownership of the Company Common Shares or, if applicable, Partnership Common Units outstanding immediately prior to the Company Merger Effective Time or Partnership Merger Effective Time, as applicable, or any book-entry shares or book-entry units representing Company Common Shares or Partnership Common Units (each such certificate, book-entry share or book-entry unit, a “Certificate”), shall cease to have rights with respect to such shares or units, as applicable, except as otherwise provided for herein. On or after the Closing Date, any Certificates presented to the Paying Agent, the Surviving Company or the Partnership in accordance with this Agreement shall be exchanged for the Per Company Common Share Merger Consideration, Per Partnership Unit Merger Consideration or New Partnership Preferred Units, as applicable, with respect to the Company Common Shares or Partnership Common Units formerly represented thereby.

Section 2.6      Exchange Procedures.

(a)      Procedure. As soon as possible after the Closing Date (but in any event within five (5) Business Days), the Surviving Company shall cause the Paying Agent to mail to each holder of record of a Certificate or Certificates that, immediately prior to the Company Merger Effective Time, represented outstanding Company Common Shares or that, immediately prior to the Partnership Merger Effective Time, represented Partnership Common

Units whose shares or units, as applicable, were converted into the right to receive or be exchanged for the Per Company Common Share Merger Consideration, Per Partnership Unit Merger Consideration or New Partnership Preferred Units, as applicable, pursuant to Sections 2.1 and 2.4: (i) a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass to the Paying Agent, only upon delivery of the Certificates to the Paying Agent, and which letter shall be in such form and have such other provisions as Parent and the Company may reasonably specify) and (ii) instructions for use in effecting the surrender of the Certificates in exchange for the Per Company Common Share Merger Consideration, Per Partnership Unit Merger Consideration or New Partnership Preferred Units, as applicable, to which the holder thereof is entitled. Upon surrender of a Certificate for cancellation to the Paying Agent or to such other agent or agents reasonably satisfactory to the Company as may be appointed by Parent, together with such letter of transmittal, duly executed and completed in accordance with the instructions thereto, and such other documents as may reasonably be required by the Paying Agent, the holder of such Certificate shall be entitled to receive in exchange therefor the Per Company Common Share Merger Consideration, Per Partnership Unit Merger Consideration or New Partnership Preferred Units, as applicable, payable in respect of the Company Common Shares or Partnership Common Units, as applicable, previously represented by such Certificate pursuant to the provisions of this Article II, and the Certificate so surrendered shall forthwith be canceled. In the event of a transfer of ownership of Company Common Shares or Partnership Common Units to a Person that is not registered in the transfer records of the Company or Partnership, payment may be made to a Person other than the Person in whose name the Certificate so surrendered is registered, if such Certificate shall be properly endorsed or otherwise be in proper form for transfer and the Person requesting such payment shall pay any transfer or other taxes required by reason of the payment to a Person other than the registered holder of such Certificate or establish to the reasonable satisfaction of Parent that such tax has been paid or is not applicable. Until surrendered as contemplated by this Section 2.6, each Certificate shall be deemed at any time after the Closing Date to represent only the right to receive, upon such surrender, the Per Company Common Share Merger Consideration, Per Partnership Unit Merger Consideration or New Partnership Preferred Units, as applicable, as contemplated by this Section 2.6. No interest shall be paid or accrue on any cash payable upon surrender of any Certificate.

(b)      No Further Ownership Rights in the Company Common Shares or Partnership Common Units. On the Closing Date, holders of Company Common Shares or Partnership Common Units (that are converted into the right to receive Per Company Common Share Merger Consideration, Per Partnership Unit Merger Consideration or New Partnership Preferred Units) shall cease to be, and shall have no rights as, stockholders of the Company or limited partners of the Partnership other than the right to receive the Per Company Common Share Merger Consideration, Per Partnership Unit Merger Consideration or New Partnership Preferred Units, as applicable, provided under this Article II. The Per Company Common Share Merger Consideration, Per Partnership Unit Merger Consideration or New Partnership Preferred Units, as applicable, paid or delivered upon the surrender for exchange of Certificates representing Company Common Shares or Partnership Common Units, in accordance with the terms of this Article II shall be deemed to have been paid or delivered, as the case may be, in full satisfaction of all rights and privileges pertaining to the Company Common Shares or Partnership Common Units, exchanged therefor.

(c)      Termination of Exchange Fund. Any portion of the Exchange Fund which remains undistributed to the holders of the Certificates for twelve (12) months after the Closing Date, shall be delivered to the Surviving Company and any holders of Company Common Shares or Partnership Common Units prior to the Company Merger or Partnership Merger, as applicable, who have not theretofore complied with this Article II shall thereafter look only to the Surviving Company and only as general creditors thereof for payment of the Per Company Common Share Merger Consideration, Per Partnership Unit Merger Consideration or New Partnership Preferred Units, as applicable.

(d)      No Liability. None of Parent, Merger Sub, the Surviving Company, the Partnership, Merger Partnership, the Surviving Partnership, the Company or the Paying Agent, or any employee, officer, trustee, director, agent or Affiliate thereof, shall be liable to any Person in respect of Merger Consideration from the Exchange Fund delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law. Any amounts remaining unclaimed by holders of the Certificates immediately prior to the time at which such amounts would otherwise escheat to, or become the property of, any Governmental Entity shall, to the extent permitted by applicable Law, become the property of the Surviving Company, free and clear of any claims or interest of any such holders or their successors, assigns or personal representatives previously entitled thereto.

(e)      Investment of Exchange Fund. After the Closing Date, the Paying Agent shall invest any cash included in the Exchange Fund, as directed by the Surviving Company, on a daily basis. Any interest and other income resulting from such investments shall be paid to the Surviving Company. Until the termination of the Exchange Fund pursuant to Section 2.6(c), to the extent that there are losses with respect to such investments, or the Exchange Fund diminishes for other reasons below the level required to make prompt payments of the Merger Consideration as contemplated hereby, the Surviving Company shall promptly replace or restore the portion of the Exchange Fund lost through investments or other events so as to ensure that the Exchange Fund is, at all times, maintained at a level sufficient to make such payments.

(f)      Lost Certificates. If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed to the reasonable satisfaction of Parent and the Paying Agent, the Paying Agent (or, if subsequent to the termination of the Exchange Fund and subject to Section 2.6(c), the Surviving Company) will issue, in exchange for such lost, stolen or destroyed Certificate, the Per Company Common Share Merger Consideration, Per Partnership Unit Merger Consideration or New Partnership Preferred Units, as applicable, payable in respect thereof, pursuant to this Agreement.

Section 2.7      Withholding Rights. The Company, the Surviving Company, the Surviving Partnership or the Paying Agent, as applicable, shall be entitled to deduct and withhold from any amounts otherwise payable pursuant to this Agreement to any Person such amounts as it is required to deduct and withhold with respect to the making of such payment (and, with respect to the Restricted Shares, the vesting of such Restricted Shares) under the Code (as defined herein), and the rules and regulations promulgated thereunder, or any provision of state, local or foreign tax Law. To the extent that amounts are so withheld by the Company, the Surviving Company, the Surviving Partnership or the Paying Agent, as applicable, and paid over to the appropriate Governmental Entity, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding was made by the Company, the Surviving Company, the Surviving Partnership or the Paying Agent, as applicable.

Section 2.8      Dissenters’ Rights. No dissenters’ or appraisal rights shall be available with respect to the Mergers.

Section 2.9      Adjustment of Company Common Share Merger Consideration, Partnership Merger Consideration or New Partnership Preferred Units. In the event that, subsequent to the date of this Agreement but prior to the Company Merger Effective Time or Partnership Merger Effective Time, as applicable, the Company Common Shares or Partnership Common Units issued and outstanding shall, through a reorganization, recapitalization, reclassification, stock dividend, stock split, reverse stock split or other similar change in the capitalization of the Company or Partnership, as applicable, increase or decrease in number or be changed into or exchanged for a different kind or number of securities, then an appropriate and proportionate adjustment shall be made to the Company Common Share Merger Consideration and the Partnership Merger Consideration; provided, however, that nothing set forth in this Section 2.9 shall be construed to supersede or in any way limit the prohibitions set forth in Section 5.1 hereof.

ARTICLE III.

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except (a) as set forth in the disclosure schedule attached to this Agreement (the “Company Disclosure Schedule”) or (b) as disclosed in the Company SEC Reports (as defined below) publicly available, filed with, or furnished to, as applicable, the SEC prior to the date of this Agreement (excluding any risk factor disclosures contained in such documents under the heading “Risk Factors” and any disclosure of risks or other matters included in any “forward-looking statements” disclaimer or other statements that are cautionary, predictive or forward-looking in nature, which in no event shall be deemed to be an exception to or disclosure for purposes of, any representation or warranty set forth in this Article III), the Company and the Partnership hereby jointly and severally represent and warrant to Parent, Merger Sub and Merger Partnership as follows:

Section 3.1      Organization and Qualification; Subsidiaries.

(a)      The Company is a corporation duly organized, validly existing and in good standing under the Laws of the State of Maryland. The Company is duly qualified or licensed to do business as a foreign entity and is in good standing under the Laws of any other jurisdiction in which the character of the properties owned, leased or operated by it therein or in which the transaction of its business makes such qualification or licensing necessary, other than in such jurisdictions where the failure to be so qualified or licensed does not have and would not reasonably be likely to have, individually or in the aggregate, a Material Adverse Effect. The Company has all requisite corporate power and authority to own, operate, lease and encumber its properties and carry on its business as now conducted. The charter of the Company (the “Company Charter”) is in effect, and no dissolution, revocation or forfeiture proceedings regarding the Company have been commenced.

(b)      The Partnership is a limited partnership duly organized, validly existing and in good standing under the Laws of the State of Delaware. The Partnership is duly qualified or licensed to do business as a foreign limited partnership and is in good standing under the Laws of any other jurisdiction in which the character of the properties owned, leased or operated by it therein or in which the transaction of its business makes such qualification or licensing necessary, other than in such jurisdictions where the failure to be so qualified or licensed does not have and would not reasonably be likely to have, individually or in the aggregate, a Material Adverse Effect. The Partnership has all requisite partnership power and authority to own, operate, lease and encumber its properties and carry on its business as now conducted. The Certificate of Limited Partnership is in effect, and no dissolution, revocation or forfeiture proceedings regarding the Partnership have been commenced.

(c)      Schedule 3.1(c) sets forth:

(i)      each corporation, partnership, limited liability company or other entity in which the Company owns a direct or indirect equity interest (each, an “Interest Subsidiary”);

(ii)      the legal form of each of the Interest Subsidiaries including the state or country of formation;

(iii)      the identity and ownership interest of each of the Interest Subsidiaries that is held by the Company or Interest Subsidiaries, and with respect to Third Party (as hereinafter defined) owners, the identity and ownership interest as set forth in the operative documents, in each case, including but not limited to the amount and percentage of securities of such Interest Subsidiary owned by such owner;

(iv)      each jurisdiction in which each of the Interest Subsidiaries is qualified or licensed to do business; and

(v)      each assumed name under which each of the Interest Subsidiaries conducts business in any jurisdiction.

Except as listed in Schedule 3.1(c), neither the Company nor any of the Interest Subsidiaries owns, directly or indirectly, beneficially or of record, any shares of stock or other security of any other entity or any other investment (whether equity or debt) in any other entity.

(d)      Each of the Interest Subsidiaries is duly organized, validly existing and in good standing under the Laws of its State of organization and each is duly qualified or licensed to do business as a foreign entity and is in good standing under the Laws of each jurisdiction in which the character of the properties owned, leased or operated by it therein or in which the transaction of its business makes such qualification or licensing necessary, except where the failure to be duly organized, existing, in good standing, qualified or licensed does not have and would not reasonably be likely to have, individually or in the aggregate, a Material Adverse Effect. Each of the Interest Subsidiaries has all requisite corporate or other entity power and authority to own, operate, lease and encumber its properties and carry on its business as now conducted, except where the failure to have such corporate or other entity power and authority does not have and would not reasonably be likely to have, individually or in the aggregate, a Material Adverse Effect.

(e)      Except as set forth in Schedule 3.1(e), all of the outstanding equity or voting securities or other interests of each of the Company’s Subsidiaries have been validly issued and are (A) fully paid and nonassessable, (B) owned by the Company or by one of the Company’s Subsidiaries, and (C) owned, directly or indirectly, free and clear of any Lien (as hereinafter defined) (including any restriction on the right to vote or sell the same, except as may be provided as a matter of Law), and all equity or voting interests in each of the Company’s Subsidiaries that is a partnership, joint venture, limited liability company or trust which are owned by the Company, by one of the Company’s Subsidiaries or by the Company and one of the Company’s Subsidiaries are owned free and clear of any Lien (including any restriction on the right to vote or sell the same, except as may be provided as a matter of Law). For purposes of this Agreement, “Lien” means, with respect to any asset (including any security), any mortgage, claim, lien, pledge, charge, security interest or encumbrance of any kind in respect of such asset.

(f)      The Company has made available to Parent correct and complete copies of (i) the Company Charter and the amended and restated bylaws of the Company (the “Company Bylaws”) (and in each such case, all amendments thereto), each as currently in effect, (ii) the Certificate of Limited Partnership and the Partnership Agreement (and in each such case, all amendments thereto) of the Partnership, as currently in effect, and (iii) the articles of incorporation, bylaws, partnership agreements, joint venture and operating agreements or similar organizational documents of each of the Company’s Subsidiaries (and in each such case, all amendments thereto), each as currently in effect. The Company is not in violation in any material respect of any term of the Company Charter or the Company Bylaws and the Partnership is not in violation in any material respect of any term of the Certificate of Limited Partnership or the Partnership Agreement. Except as would not reasonably be likely to have, individually or in the aggregate, a Material Adverse Effect, each of the Company’s Subsidiaries is not in violation in any material respect of its articles of incorporation, bylaws, partnership agreements, joint venture and operating agreements or similar organizational documents.

(g)      Except as set forth in Schedule 3.1(g), the Company has not exempted any “Person” from the “Aggregate Stock Ownership Limit” or the “Common Stock Ownership Limit” or established or increased an “Excepted Holder Limit,” as such terms are defined in the Company Charter, which exemption or Excepted Holder Limit is currently in effect.

Section 3.2      Capitalization.

(a)      As of the date of this Agreement, the authorized stock of the Company consists of: 250,000,000 shares of stock, (i) 200,000,000 of which have been designated as common stock of the Company, par value $0.01 per share (the “Company Common Stock”), of which 63,403,152 shares (including 467,981 Restricted Shares) are issued and outstanding, and (ii) 50,000,000 of which have been designated as preferred stock of the Company, par value $0.01 per share, of which (A) 2,300,000 shares of Company Series A Preferred Stock are authorized (of which 1,180,975 are issued and outstanding), and (B) 3,680,000 shares of Company Series B Preferred Stock are authorized (of which 3,6800,000 are issued and outstanding) (the Company Common Stock, the Company Series A Preferred Stock and Company Series B Preferred Stock are collectively referred to herein as the “Company Stock”). All of the issued and outstanding shares of Company Stock have been validly issued, and are duly authorized, fully paid, nonassessable and free of preemptive rights. As of the date hereof, 2,850,000 Company Common Shares have been reserved for issuance pursuant to the Company Share Incentive Plan as listed in Schedule 3.2(c), subject to adjustment on the terms set forth in such plan, and 467,981 Restricted Shares are outstanding as of the date hereof. As of the date of this Agreement, the Company had no Company Common Shares reserved for issuance or required to be reserved for issuance other than as described herein (including Company Common Shares reserved for issuance upon conversion or redemption, as applicable, of Company Series A Preferred Stock, Company Series B Preferred Stock and Partnership Common Units described herein). All such issued and outstanding shares of the Company are, and all shares subject to issuance pursuant to the Company Share Incentive Plan as listed in Schedule 3.2(c), upon issuance on the terms and conditions specified in the instruments pursuant to which they are issuable will be, when issued, duly authorized, validly issued, fully paid, nonassessable and free of preemptive rights under any provisions of the Maryland Law, the Company Charter or the Company Bylaws or any agreement to which the Company is a party or is otherwise bound. None of the Company’s direct or indirect Subsidiaries owns any Company Common Shares. The Company does not have a “poison pill” or similar stockholder rights plan.

(b)      The Company and its Subsidiaries have issued and outstanding the secured and unsecured debt instruments listed in Schedule 3.2(b), which sets forth an accurate list of all such instruments, their outstanding principal amounts as of the date hereof, interest rates and maturity dates. Except as listed in Schedule 3.2(b), no obligation under such debt instruments shall be accelerated nor shall any Person have the right to accelerate such obligation, and none of the other provisions of such debt instruments shall be affected in any material respect, by virtue of the Mergers. Neither the Company nor any of its Subsidiaries has any outstanding bonds, debentures, notes or other debt obligations the holders of which have the right to vote (or which are convertible into or exercisable for securities having the right to vote) with the stockholders of the Company or the partners of the Partnership on any matter.

(c)      Except for the Restricted Shares, the Partnership Common Units and the redemption and conversion features of the Company Series A Preferred Stock and the Company Series B Preferred Stock, there are no existing options, warrants, calls, subscription rights, convertible securities or other rights, agreements or commitments (contingent or otherwise) which obligate the Company or any of its Subsidiaries to issue, transfer or sell any shares of stock (or similar ownership interest) of the Company or any of its Subsidiaries or any investment which is convertible into or exercisable or exchangeable for any such shares (or similar ownership interest). Schedule 3.2(c) sets forth a true, complete and correct list of the grants of all outstanding Restricted Shares, including the name of the Person to whom each such Restricted Share has been granted and the vesting schedule for each Restricted Share as of the date of this Agreement. The Company has not issued any stock options, share appreciation rights, dividend equivalent rights, performance awards, restricted stock unit awards or “phantom” shares under the Company Share Incentive Plan or any other plan or arrangement. True and complete copies of all instruments (or the forms of such instruments) referred to in this Section 3.2(c) have been furnished or made available to Parent.

(d)      Except as set forth in Schedule 3.2(d), there are no agreements or understandings to which the Company or any of its Subsidiaries is a party with respect to the voting of any securities of the Company or any of its Subsidiaries or which restrict the transfer of any such securities, nor does the Company have knowledge of any third party agreements or understandings with respect to the voting of any such securities or which restrict the transfer of any such securities.

(e)      Except as set forth in Section 3.2(c), there are no outstanding contractual obligations of the Company or any of its Subsidiaries to repurchase, redeem, exchange, convert or otherwise acquire any shares of stock or any other securities of the Company or any of its Subsidiaries.

(f)      Except as set forth in Schedule 3.2(f), neither the Company nor any of its Subsidiaries is under any obligation, contingent or otherwise, by reason of any agreement to register the offer and sale or resale of any of its securities under the Securities Act of 1933, as amended (the “Securities Act”).

(g)      As of the date hereof, the Partnership had outstanding 64,422,675 Partnership Common Units, each of which is redeemable in exchange for one Company Common Share as of the date of this Agreement, subject to the terms and conditions of the Partnership Agreement. The Company is the sole general partner of the Partnership and, as of the date hereof, owns approximately 98.4% of the Partnership Common Units as well as 100% of the Partnership Preferred Units. Schedule 3.2(g) sets forth a list of all other holders of the Partnership Common Units, such holder’s most recent address and the exact number and type (e.g., general or limited) of Partnership Common Units held. Except as set forth in Schedule 3.2(g), there are no existing options, warrants, calls, subscriptions, convertible securities, or other rights, agreements or commitments which obligate the Partnership to issue, transfer or sell any partnership interests of the Partnership or any securities convertible into or exchangeable for any partnership interests of the Partnership. Except as set forth in Schedule 3.2(g), there are no outstanding contractual obligations of the Partnership to issue, repurchase, redeem or otherwise acquire any partnership interests of the Partnership or any securities convertible into or exchangeable for any partnership interests of the Partnership. Except as set forth in Schedule 3.2(g), the partnership interests owned by the Company are subject only to the restrictions on transfer set forth in the Partnership Agreement, and those imposed by applicable securities laws.

(h)      All dividends or other distributions on the Company Stock, the Partnership Common Units and the Partnership Preferred Units and any dividends or other distributions on any securities of any of the Company’s Subsidiaries that have been authorized or declared prior to the date of this Agreement have been paid in full (except to the extent such dividends have been publicly announced and are not yet due and payable).

Section 3.3      Authority Relative to this Agreement; Stockholder Approval.

(a)      The Company has all necessary corporate power and authority to execute and deliver this Agreement and to consummate the Company Merger and the other transactions contemplated hereby. No other corporate proceedings on the part of the Company or any of its Subsidiaries are necessary to authorize this Agreement or to consummate the Company Merger and the other transactions contemplated hereby (other than, with respect to the Company Merger and this Agreement, the Company Requisite Vote (as hereinafter defined)). This Agreement has been duly and validly executed and delivered by the Company and, assuming due authorization, execution and delivery hereof by each of Parent, Merger Sub and Merger Partnership, constitutes a valid, legal and binding agreement of the Company, enforceable against the Company in accordance with and subject to its terms and conditions, except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer and similar Laws of general applicability relating to or affecting creditors’ rights or by general equity principles.

(b)      The Company Board of Directors (the “Company Board”) has duly and validly authorized the execution and delivery of this Agreement and declared the Company Merger and the other transactions contemplated hereby advisable, and has taken all corporate actions required to be taken by the Company Board for the consummation of the Company Merger and the other transactions contemplated hereby. The Company Board has directed that this Agreement be submitted to the stockholders of the Company for their consideration to the extent required by Law and the Company Charter and, subject to the provisions of Section 6.4(c) hereof, has resolved to and will recommend to the stockholders that they vote in favor of the Company Merger. The affirmative approval of this Agreement and the Company Merger by the holders of a majority of the outstanding shares of Company Common Stock as of the record date for the Company Stockholders’ Meeting (the “Company Requisite Vote”) is the only vote of the holders of any class or series of stock or other equity interests of the Company or any of its Subsidiaries necessary to adopt this Agreement and approve the Company Merger (other than the Partnership Approval, which has already been obtained).

(c)      The Partnership has all necessary power and authority to execute and deliver this Agreement and to consummate the Partnership Merger and the other transactions contemplated hereby. No other proceedings on the part of the Partnership are necessary to authorize this Agreement or to consummate the Partnership Merger and the other transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by the Partnership and, assuming due authorization, execution and delivery hereof by each of Parent, Merger Sub, and Merger Partnership, constitutes a valid, legal and binding agreement of the Partnership, enforceable against the Partnership in accordance with and subject to its terms and conditions, except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer and similar Laws of general applicability relating to or affecting creditors’ rights or by general equity principles. “Partnership Approval” means the consent of the general partner of the Partnership.

Section 3.4      Reports; Financial Statements. The Company and each of its Subsidiaries has filed or furnished, as applicable, all required forms, reports and documents with the SEC from January 1, 2012, each of which has been prepared and has complied in all material respects with all applicable requirements of the Securities Act and the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the rules and regulations promulgated thereunder applicable to such forms, reports and documents, each as in effect on the dates such forms, reports and documents were filed or furnished, except to the extent that such forms, reports and documents have been modified or superseded by later forms, reports and documents filed with the SEC. As of the date of this Agreement, no Subsidiary of the Company (other than the Partnership) is separately subject to the periodic reporting requirements of the Exchange Act. The Company has made available to Parent, in the form filed with the SEC (including any amendments thereto), (i) its Annual Reports on Form 10-K for each of the fiscal years ended December 31, 2012, 2013 and 2014, respectively, (ii) all definitive proxy statements relating to the Company’s meetings of stockholders (whether annual or special) held since January 1, 2012, and (iii) all other reports or registration statements filed or furnished by the Company with the SEC since January 1, 2012 (collectively, the “Company SEC Reports”). The Company has made available to Parent all material correspondence between the SEC, on the one hand, and the Company or the Partnership, on the other hand, since January 1, 2012. None of such forms, reports or documents, including any financial statements or schedules included or incorporated by reference therein, contained, when filed or furnished (or, if amended, as of the date such amendment was filed or furnished), any untrue statement of a material fact or omitted to state a material fact required to be stated or incorporated by reference therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading, except to the extent that such forms, reports and documents have been modified or superseded by later forms, reports or documents filed with the SEC. To the extent required, the Company and its Subsidiaries have complied in all material respects with the requirements of the Sarbanes-Oxley Act of 2002, as amended, and the rules and regulations promulgated thereunder, in each case, that are currently in effect. The financial statements, including the related notes and schedules thereto, of each of the Company and the Partnership included or incorporated by reference in the Company SEC Reports complied as to form in all material respects with applicable accounting standards and the published rules and regulations of the SEC with respect thereto (except to the extent that such financial statements have been modified or superseded by later Company SEC Reports), and fairly presented in all material respects, in conformity with generally accepted accounting principles (“GAAP”) (except, in the case of interim financial statements, as permitted by the applicable rules and regulations of the SEC) applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto), the financial position of the Company and the Partnership, as applicable, as of the dates thereof and the consolidated results of their respective operations and cash flows for the periods then ended (subject, in the case of the unaudited interim financial statements, to normal year-end adjustments). To the Company’s knowledge, none of the Company SEC Reports is as of the date of this Agreement the subject of ongoing SEC review and the Company has not received any comments from the SEC with respect to any of the Company SEC Reports which remain unresolved.

Section 3.5      No Undisclosed Liabilities. Except as and to the extent disclosed or reserved against on the Company’s most recent consolidated balance sheet (or in the notes thereto) included in the Company SEC Reports filed prior to the date hereof, and except for fees and expenses incident to the consummation of the transactions contemplated hereby, none of the Company or its Subsidiaries had any liabilities or obligations of any nature (whether accrued, absolute, contingent or otherwise) required by GAAP to be set forth in a consolidated balance sheet of the Company or in the notes thereto, except for any such liabilities or obligations which do not have or would not reasonably be likely to have, individually or in the aggregate, a Material Adverse Effect.

Section 3.6      Absence of Changes. Except as set forth in Schedule 3.6, from the date of the most recent audited financial statements included in the Company SEC Reports filed prior to the date of this Agreement to the date of this Agreement, (i) the Company and its Subsidiaries have conducted their business only in the usual, regular and ordinary course consistent with past practice, (ii) there has not been any change, effect, event, circumstance, occurrence or state of facts which has had or would reasonably be likely to have, individually or in the aggregate, a Material Adverse Effect and (iii) except (A) for regular quarterly cash dividends on the Company Common Shares and the Partnership Common Units, (B) for dividends on the Company Series A Preferred Shares or Company Series B Preferred Shares in accordance with their respective terms, (C) for distributions on the Partnership Preferred Units in accordance with their respective terms or (D) in transactions between the Company and any of its wholly owned Subsidiaries or solely between wholly owned Subsidiaries of the Company, the Company and its Subsidiaries have not authorized, declared, set aside or paid any dividend or other distribution (whether in cash, stock or property or any combination thereof and whether or not out of earnings and profits of the Company or the Partnership) in respect of their respective stock, partnership interests or other equity interests or made any actual, constructive or deemed distribution in respect of any shares of their respective stock, partnership interests or other equity interests or otherwise make any payments to equityholders in their capacity as such.

Section 3.7      Consents and Approvals; No Violations. Assuming the receipt of the Company Requisite Vote, and except (a) for filings, permits, authorizations, consents and approvals as may be required under, and other applicable requirements of, the Exchange Act, the

Securities Act, the New York Stock Exchange (“NYSE”), state securities or state “blue sky” laws, or any antitrust law, including the filing with the SEC of the Proxy Statement, and (b) the filing of the Articles of Merger, Partnership Merger Certificate, or as otherwise set forth in Schedule 3.7, none of the execution, delivery or performance of this Agreement by the Company, the consummation by the Company of the Mergers or compliance by the Company with any of the provisions hereof will (i) conflict with or result in any breach of any provision of the organizational documents of the Company, the Partnership or any other Subsidiary of the Company, (ii) require any filing by the Company or any of its Subsidiaries with, notice to, or permit, authorization, consent or approval of, any Governmental Entity, (iii) require any consent or notice under, result in a violation or breach by the Company or any of its Subsidiaries of, constitute (with or without due notice or lapse of time or both) a default (or give rise to any right of termination, amendment, cancellation or acceleration) under, result in the triggering of any payment, or result in the creation of any Lien on any property or asset of the Company or any of its Subsidiaries pursuant to, any of the terms, conditions or provisions of any loan, note, bond, mortgage, credit agreement, reciprocal easement agreement, concession, indenture, lease, license, contract (including any Company Material Contract), agreement, permit, franchise or other instrument or obligation to which the Company or any of its Subsidiaries is a party or by which they or any of their respective properties or assets may be bound or (iv) violate any law, order, writ, injunction, decree, ordinance, award, stipulation, statute, judicial or administrative doctrine, rule or regulation applicable to the Company or any of its Subsidiaries or any of their respective properties or assets (each, a “Law” and collectively, the “Laws”), excluding from the foregoing clauses (ii), (iii) and (iv) such filings, notices, permits, authorizations, consents, approvals, violations, breaches, trigger events, rights, creation of Liens or defaults which, individually or in the aggregate, (A) would not prevent or materially delay consummation of the Mergers, (B) would not otherwise prevent or materially delay performance by the Company or the Partnership of its material obligations under this Agreement and (C) do not have and would not reasonably be likely to have, individually or in the aggregate, a Material Adverse Effect.

Section 3.8      Existing Indebtedness.

(a)      There are no material agreements, documents or other instruments evidencing or securing the indebtedness for borrowed money of the Company or any of its Subsidiaries (the “Existing Indebtedness”) other than the Existing Loan Documents. The Company has made available to Parent correct and complete copies of all Existing Loan Documents.

(b)      Schedule 3.8(b) lists the outstanding principal balance due in respect of each loan comprising the Existing Indebtedness as of the date indicated thereon. Except as set forth on Schedule 3.8(b), there are no escrows, reserves or deposits or letter of credits held or established in connection with the Existing Indebtedness. The Existing Indebtedness does not encumber any real property other than the Company Properties set forth on Schedule 3.8(b) (the “Encumbered Properties”).

(c)      The Existing Loan Documents are in full force and effect. Neither the Company nor any of its Subsidiaries is in default in any material respect, nor has it received written notice that it is in default in any material respect, under the Existing Loan Documents that remains uncured or which will not be cured prior to the Closing Date. The Company and each of its Subsidiaries, as to the applicable Encumbered Property, is current in all payments of principal and interest due under each Existing Loan Document applicable to it through the most recent scheduled payment date.

Section 3.9      Litigation. Except as listed in Schedule 3.9 and except for stockholder or derivative litigation that may be brought relating to this Agreement or the transactions contemplated hereby or events leading up to this Agreement, there is no Dispute pending or, to the Company’s knowledge, threatened in writing against the Company or any of its Subsidiaries or any of its or their respective properties or assets (i) as of the date hereof, that involves amounts in excess of $200,000 individually or in excess of $2,000,000 in the aggregate, (ii) that questions the validity of this Agreement or any action to be taken by the Company in connection with the consummation of the Mergers, or (iii) that would reasonably be likely to have, individually or in the aggregate, a Material Adverse Effect. Except as would not reasonably be likely to have, individually or in the aggregate, a Material Adverse Effect, none of the Company or its Subsidiaries is subject to any Judgment.

Section 3.10      Compliance with Applicable Law.

(a)      Except as listed in Schedule 3.10(a), the Company and each of its Subsidiaries hold all permits, licenses, variances, exemptions, orders and approvals of all Governmental Entities and third parties necessary for the lawful conduct of their respective businesses (the “Company Permits”), except for Company Permits the absence of which do not have or would not reasonably be likely to have, individually or in the aggregate, a Material Adverse Effect. All such Company Permits are in full force and effect, except where the failure to be in full force and effect does not have and would not reasonably be likely to have, individually or in the aggregate, a Material Adverse Effect. The Company and each of its Subsidiaries are in compliance with the terms of the Company Permits, except where the failure to so comply does not have and would not reasonably be likely to have, individually or in the aggregate, a Material Adverse Effect.

(b)      The businesses of the Company and each of its Subsidiaries are not being, and since January 1, 2012 have not been, conducted in violation of any Law applicable to the Company or its Subsidiaries or by which any property or asset of the Company or any of its Subsidiaries is bound, except as would not reasonably be likely to have, individually or in the aggregate, a Material Adverse Effect. Except as would not reasonably be likely to have, individually or in the aggregate, a Material Adverse Effect, no investigation, review or proceeding by any Governmental Entity with respect to the Company or its Subsidiaries or their operations is pending or, to the Company’s knowledge, threatened in writing, and, to the Company’s knowledge, no Governmental Entity has indicated an intention to conduct the same.

(c)      Except as would not reasonably be likely to have, individually or in the aggregate, a Material Adverse Effect, neither the Company nor any of its Subsidiaries, nor any director, officer or employee of the Company or any of its Subsidiaries, has (i)

knowingly used any corporate funds for any unlawful contribution, gift, entertainment or other unlawful expense relating to political activity, (ii) unlawfully offered or provided, directly or indirectly, anything of value to (or received anything of value from) any foreign or domestic government employee or official or any other Person, or (iii) taken any action, directly or indirectly, that would constitute a violation in any material respect by such Persons of the Foreign Corrupt Practices Act of 1977, as amended, and the rules and regulations thereunder (the “FCPA”), including making use of the mails or any means or instrumentality of interstate commerce corruptly in furtherance of an offer, payment, promise to pay or authorization of the payment of any money, or other property, gift, promise to give, or authorization of the giving of anything of value to any “foreign official” (as such term is defined in the FCPA) or any foreign political party or official thereof or any candidate for foreign political office, in contravention of the FCPA.

(d)      Notwithstanding the foregoing, nothing contained in this Section 3.10 shall be construed to limit the statements set forth in Section 3.14 hereof.

Section 3.11      Properties.

(a)      Schedule 3.11(a) contains a complete and accurate list of all real property owned or leased (as lessee or sublessee) by the Company and its Subsidiaries (including its headquarters and leases of office space) as of the date of this Agreement including a correct and complete list of addresses, names of the applicable property owner (or lessees or sublessees, as applicable) of each real property, and a list of expected construction completion dates of all buildings, structures and other material improvements under construction that are being funded by or on behalf of the Company or any of its Subsidiaries (such real property interests, together with all buildings, structures and other improvements and fixtures located on or under such real property and all easements, rights and other appurtenances to such real property, are individually referred to herein as “Company Property” and collectively referred to herein as the “Company Properties”). Each of the Company Properties is owned or leased (as lessee or sublessee) by the Company and its Subsidiaries, as indicated in Schedule 3.11(a). The Company and its Subsidiaries own or, if so indicated in Schedule 3.11(a), lease each of the Company Properties, in each case free and clear of any Liens, title defects, contractual restrictions, covenants or reservations of interests in title (including any purchase option, right to purchase, right of first refusal and right of first offer) (collectively, “Property Restrictions”), except for (i) Permitted Liens or (ii) Property Restrictions imposed or promulgated by Law or by any Governmental Entity on a Company Property which are customary and typical for properties similar to such Company Property, except in the case of clauses (i) and (ii) above as do not have and would not reasonably be likely to have, individually or in the aggregate, a Material Adverse Effect. There are no defaults under any of the Property Restrictions, except as do not have or would not reasonably be likely to have, individually or in the aggregate, a Material Adverse Effect. For purposes of this Agreement, “Permitted Liens” means (i) Liens for Taxes not yet due or delinquent or the validity of which is being contested in good faith by appropriate proceedings and for which there are adequate reserves on the financial statements of the Company or the Partnership (if such reserves are required pursuant to GAAP), (ii) with respect to real property, any title exception disclosed in the Company Title Insurance Policies

(as defined herein) made available to Parent (whether material or immaterial), but not including any title exception disclosed in any Company Title Insurance Policy after the date hereof which was not disclosed in the Company Title Insurance Policy as of the date hereof, (iii) Liens and obligations arising under the Company Material Contracts (including any Lien securing mortgage debt disclosed in Schedule 3.2(b)), (iv) the rights of tenants under the Company Leases (as defined herein), as tenants only, without any right of first refusal to purchase the respective Company Property, right of first offer to purchase the respective Company Property, or purchase option except as disclosed in Schedule 3.11(a)(iv), (v) any other Lien which does not, individually or in the aggregate, interfere materially with the continued use and operation of such property (assuming its continued use and operation in the manner in which it is currently used and operated) or materially adversely affect the value or marketability of such property, (vi) inchoate materialmen’s, mechanics’, carriers’, workmen’s and repairmen’s liens arising in the usual, regular and ordinary course and not past due and payable or the payment of which is being contested in good faith by appropriate proceedings and for which there are adequate reserves on the financial statements of the Company or the Partnership (if such reserves are required pursuant to GAAP) and (vii) mortgages and deeds of trust which secure the mortgage loans listed in Schedule 3.2(b).

(b)      Neither the Company nor its Subsidiaries have entered into any agreements that continue in effect and are for (i) the acquisition of any personal property valued at $50,000 or more or (ii) the sale, option to sell, right of first refusal, right of first offer or any other contractual right to sell, dispose of, or lease (by merger, purchase or sale of assets or stock or otherwise) any personal property valued at $50,000 or more. The Company and each of its Subsidiaries have good and valid title to all the material personal and non-real properties and assets reflected in their books and records as being owned by them (including those reflected in the consolidated balance sheet of the Company and its Subsidiaries as of December 31, 2014, except as sold or otherwise disposed of in the usual, regular and ordinary course of business), free and clear of all Liens, except for Permitted Liens.

(c)      To the Company’s knowledge, the Company or its Subsidiaries has good, marketable and insurable fee simple title to or a valid leasehold interest in the Company Properties and valid policies of title insurance (each, a “Company Title Insurance Policy” and collectively, the “Company Title Insurance Policies”) have been issued insuring, as of the effective date of each such Company Title Insurance Policy, the Company’s or the applicable Subsidiary’s (including, the applicable predecessor’s or acquiror’s Company Title Insurance Policy having been assumed by the Company or the applicable Subsidiary) fee simple title to or leasehold interest in the Company Properties, subject only to Permitted Liens, and to the Company’s knowledge, such policies are, at the date hereof, valid and in full force and effect. No claim has been made in writing against any Company Title Insurance Policy. A correct and complete copy of each Company Title Insurance Policy has been previously made available to Parent. A correct and complete copy of the most recent survey of each Company Property has been previously made available to Parent. Except as has not had and would not reasonably be likely to have, individually or in the aggregate, a Material Adverse Effect, each of the Company Properties has sufficient access to and from publicly dedicated streets for its current use and operation, without any constraints that interfere with the normal use, occupancy and operation thereof.

(d)      Except as set forth in Schedule 3.11(d), (i) any certificate (including certificates of occupancy), permit or license from any Governmental Entity having jurisdiction over any of the Company Properties or any agreement, easement or other right of an unlimited duration which is necessary to permit the lawful use or operation of the buildings and improvements on any of the Company Properties or which is necessary to permit the lawful use or operation of all utilities, parking areas, detention ponds, driveways, roads and other means of egress and ingress to and from any of the Company Properties (collectively, the “Material Permits”) has been obtained, is in full force and effect and for which a renewal application has been timely filed, except for such failures to obtain, to have in full force and effect or to renew, which do not have and would not reasonably be likely to have, individually or in the aggregate, a Material Adverse Effect and (ii) the Company has no knowledge and has not received written notice (v) of any pending threat of modification or cancellation of any Material Permit, except for such modifications or cancellations, which would not reasonably be likely to have, individually or in the aggregate, a Material Adverse Effect; (w) of any uncured material violation of or material liability under any Laws, including Environmental Laws, affecting any of the Company Properties or operations; (x) of any material structural defects relating to any Company Properties; (y) of any Company Properties whose building systems are not in working order to an extent which have or would reasonably be likely to have, individually or in the aggregate, a Material Adverse Effect; or (z) of any physical damage to any Company Properties to an extent which has had or would reasonably be likely to have, individually or in the aggregate, a Material Adverse Effect.

(e)      (i) Neither the Company nor any of its Subsidiaries has received written notice, and the Company has no knowledge, of any condemnation, eminent domain proceedings (or any consensual agreement in lieu of condemnation or eminent domain) or rezoning proceedings that are pending or threatened with respect to any of the Company Properties, and all Company Properties have a legal conforming or legal non-conforming use in accordance with applicable Laws, and (ii) to the Company’s knowledge, no Law, including zoning regulation or ordinance, building or similar law, code, ordinance, order or regulation, has been violated for any Company Property, in each case which has had, or would reasonably be likely to have, individually or in the aggregate, a Material Adverse Effect.

(f)      The rent rolls for the Company Properties dated as of March 26, 2015 (the “Rent Rolls”), which have previously been made available to Parent, as such Rent Rolls have been supplemented by the information set forth in Schedule 3.11(f), list each lease, sublease, ground lease or other right of occupancy that the Company or its Subsidiaries are party to as landlord with respect to each of the applicable Company Properties, including all amendments, modifications, supplements, renewals, extensions and guarantees related thereto (the “Company Leases”), and are correct and complete in all respects (except in each case for discrepancies that do not have or would not reasonably be likely to have, individually or in the aggregate, a Material Adverse Effect). The Company has made available to Parent correct and complete copies of all Company Leases as of the date hereof. Except as has not had and would not reasonably be likely to have, individually or in the aggregate, a Material Adverse Effect, each of the Company Leases is valid, binding and in full force as against the Company or the applicable Subsidiary of the Company and, to the knowledge of the Company, as against the other parties and guarantors thereto. Except as set forth in Schedule 3.11(f), neither the Company nor any of its Subsidiaries, on the one hand, nor, to the knowledge of the Company, any other party, on the other hand, is conducting or has conducted business in violation of or in a manner which would reasonably be expected to result in liability under any Laws at or related to the Company Property that is the subject of such Company Lease or in monetary or non-monetary default under any Company Lease, except for violations, liability or defaults that are disclosed in the Rent Rolls or that do not have or would not reasonably be likely to have, individually or in the aggregate, a Material Adverse Effect. No purchase option, option to sell, right of first refusal, right of first offer, right of first negotiation or any similar option or right has been exercised in writing under any of the Company Leases, except those options disclosed in Schedule 3.11(f).

(g)      Except as provided for in Schedule 3.11(g), all work required to be performed, payments required to be made and actions required to be taken prior to the date hereof pursuant to any application, submission or agreement entered into between the Company or one of its Subsidiaries and a Governmental Entity in connection with a site approval, zoning reclassification or other similar action relating to any Company Properties (e.g., local improvement district, road improvement district, environmental compliance and environmental remediation, abatement and/or mitigation) have been or are being performed, paid or taken, as the case may be, in accordance with said application, submission or agreement and with applicable Laws, other than those where, individually or in the aggregate, the failure to perform such work, make such payments or take such actions does not have or would not reasonably be likely to have a Material Adverse Effect.

(h)      Neither the Company nor any of its Subsidiaries is a lessee with respect to any ground lease property.

(i)      Except as set forth in Schedule 3.11(i) or has not had, or would not reasonably be likely to have, individually or in the aggregate, a Material Adverse Effect, (i) there are no pending common area maintenance (CAM), percentage rent or similar audits by any third party of which the Company has knowledge or has received written notice, (ii) there are no pending claims regarding violation of co-tenancy clauses in any Company Leases of which the Company has knowledge or has received written notice, (iii) there are no pending real property tax protests or litigation, proceeding, investigation, complaint or action regarding any Company Properties or Company Leases of which the Company has knowledge or has received written notice, (iv) to the Company’s knowledge, no tenants under Company Leases have “gone dark” or given written notice of its intention to “go dark” or filed for bankruptcy (v) to the Company’s knowledge, there are no pending disputes regarding any Liens (including under requests for equitable adjustment) and (vi) there are no brokerage commissions or fees which are now due or which may be due in the future relating to any of the Company Leases. All rent has been properly calculated and billed to tenants pursuant to the Company Leases, except for such failures to properly calculate or bill rent as has not had, or would not reasonably be likely to have, individually or in the aggregate, a Material Adverse Effect.

(j)      Except as set forth in Schedule 3.11(j), neither the Company nor any of its Subsidiaries has granted any unexpired options or rights of first refusal with respect to the purchase of a Company Property or any portion thereof or any other unexpired rights in favor of any Person other than the Company or any wholly owned Company subsidiary (a “Third Party”) to purchase or otherwise acquire a Company Property or any portion thereof or entered into any contract for sale, ground lease or letter of intent to sell, dispose of (by merger, purchase or sale of assets or stock or otherwise) or ground lease any Company Property or any portion thereof (“Disposition Properties”). Schedule 3.11(j) sets forth a list of all commissions, fees and other amounts payable (or to become payable) in connection with the disposition of each Company Property that is currently under contract for sale by the Company or a Company Subsidiary.

(k)      Schedule 3.11(k) sets forth a correct and complete list of all of the contracts, documents or other agreements which are currently in effect whereby the Company or any of its Subsidiaries is entitled to receive site work or other reimbursements from any Third Party, pursuant to which the Company or any of its Subsidiaries is currently entitled to receive at least $200,000, individually, and $2,500,000, in the aggregate for any contracts, documents or other agreements with respect to any Company Property.

(l)      Except as set forth in the applicable Company Leases or in Schedule 3.11(l), neither the Company nor any of its Subsidiaries is a party to any agreement relating to the management of any of the Company Properties by a Third Party. To the Company’s knowledge, as of the date hereof, neither the Company nor any of its Subsidiaries owes any material termination, cancellation or other similar fees or any material liquidated damages to any Third Party manager or operator.

(m)      Except as set forth in Schedule 3.11(m), neither the Company nor any of its Subsidiaries is a party to any agreement pursuant to which the Company or any of its Subsidiaries manages or is the leasing agent of any real properties for any Third Party.

(n)      Except for those contracts or agreements set forth in Schedule 3.11(n), neither the Company nor any of its Subsidiaries has entered into any contract or agreement (collectively, the “Participation Agreements”) with any Third Party or any employee, consultant, Affiliate or other Person (the “Participation Party”) which provides for a right of such Participation Party to participate, invest, join, partner, have any material interest in (whether characterized as a contingent fee, profits interest, equity interest or otherwise) or have the right to any of the foregoing in any proposed or anticipated investment opportunity, joint venture, partnership or any other current or future transaction or property in which the Company or any Subsidiary has or will have a material interest, including those transactions or properties identified, sourced, produced or developed by such Participation Party (a “Participation Interest”). Schedule 3.11(n) sets forth the only transactions or Company Properties for which any Participation Party currently has a Participation Interest pursuant to such Participation Agreements.

(o)      Schedule 3.11(o) sets forth a list of all written notices to the Company from lenders or insurance carriers currently requiring material repairs or other material alterations to Company Properties.

(p)      Except as set forth in Schedule 3.11(p), there is no Company-funded construction, renovation, restoration or other work in progress (or commitments related thereto) above $250,000 in each case and $2,500,000 in the aggregate (collectively, “Construction Projects”) to any Company Properties or any outstanding brokerage commissions or tenant allowances due under any Company Leases. To the knowledge of the Company, none of the Company, any of its Subsidiaries or the contractors obligated to complete any of the Construction Projects is in material default with respect to its obligations as of the date hereof.

(q)      Neither the Company nor any of its Subsidiaries has received written notice that the Company or any of its Subsidiaries is in violation or default under any operation and reciprocal easement agreement or other similar agreements to which a member of the Company or any of its Subsidiaries is a party (each, a “REA”), except for violations or defaults that have been cured or that have not had or would not reasonably be likely to have, individually or in the aggregate, a Material Adverse Effect. Neither the Company nor any of its Subsidiaries has delivered a written default notice to a party under a REA, except for defaults that have been cured or that have not had or would not reasonably be likely to have, individually or in the aggregate, a Material Adverse Effect.

(r)      Schedule 3.11(r) lists each material parcel of real property or material leasehold interest in any ground lease conveyed, transferred, assigned or otherwise disposed of by the Company or any of its Subsidiaries since January 1, 2010, except for easements or similar interests.

Section 3.12      Employee Plans.

(a)      All employees of the Company or any of its Subsidiaries are employed by either the Company or the Partnership. Schedule 3.12(a) sets forth a list of all material “employee benefit plans,” as defined in Section 3(3) of the Employment Retirement Income Security Act of 1974, as amended (“ERISA”), and all other material employee benefit plans or other benefit arrangements or payroll practices including bonus plans, fringe benefits, executive compensation, consulting or other compensation agreements, change in control agreements, incentive, equity or equity-based compensation, deferred compensation arrangements, stock purchase, severance pay, sick leave, vacation pay, salary continuation, hospitalization, medical benefits, life insurance, other welfare benefits, cafeteria, scholarship programs, directors’ benefit, bonus or other incentive compensation, which the Company or any of its Subsidiaries or ERISA Affiliates sponsors, maintains, contributes to or has any obligation to contribute to or with respect to which the Company or any of its Subsidiaries or ERISA

Affiliates has any direct or indirect liability (each a “Company Employee Benefit Plan” and collectively, the “Company Employee Benefit Plans”).

(b)      None of the Company Employee Benefit Plans is or has been subject to Title IV of ERISA, or is or has been subject to Sections 4063 or 4064 of ERISA, nor is the Company, its Subsidiaries or any ERISA Affiliate obligated to contribute (and such entities have not, in the past six (6) years, had an obligation to contribute) to a multiemployer plan, as defined in Section 3(37) of ERISA (a “Multiemployer Plan”). Neither the Company nor any ERISA Affiliate has incurred any present or contingent liability under Title IV of ERISA, nor does any condition exist which could reasonably be likely to result in any such liability.

(c)      Correct and complete copies of the following documents, with respect to each of the Company Employee Benefit Plans (other than a Multiemployer Plan, of which there are none) have been made available to Parent by the Company: (i) plan and related trust documents, and amendments thereto; (ii) the three most recent Forms 5500 and schedules thereto, if applicable; (iii) the most recent Internal Revenue Service (“IRS”) determination letter (which resulted from a proper and timely filing with the IRS), if any; (iv) the current summary plan description and any material modifications thereto, if applicable; (v) the three most recent financial statements and actuarial valuations, if applicable; and (vi) all pending applications for rulings, determination letters, opinions, no action letters and similar documents filed with any governmental agency (including the Department of Labor and the IRS).

(d)      Except as has not had, or would not reasonably be likely to have, individually or in the aggregate, a Material Adverse Effect, (i) the Company and its ERISA Affiliates have performed all obligations required to be performed by them under all Company Employee Benefit Plans; (ii) the Company Employee Benefit Plans have been administered in compliance with their terms and the requirements of ERISA, the Code and other applicable Laws; (iii) all contributions and premium payments (including all employer contributions and employee salary reduction contributions) required to have been made under any of the Company Employee Benefit Plans, including to any funds or trusts established thereunder or in connection therewith, have been made by the due date thereof and all contributions and premium payments for any period ending on or before the Closing Date which are not yet due will have been paid or accrued prior to the Closing Date; (iv) there are no actions, suits, arbitrations, investigations, audits or claims (other than routine claims for benefits) filed, or to the Company’s knowledge, threatened in writing with respect to any Company Employee Benefit Plan; and (v) the Company and its ERISA Affiliates have no liability as a result of any “prohibited transaction” (as defined in Section 406 of ERISA or Section 4975 of the Code) for any excise Tax or civil penalty.

(e)      Neither the Company nor any of its ERISA Affiliates is subject to any unsatisfied withdrawal liability with respect to any Multiemployer Plan.

(f)      Each of the Company Employee Benefit Plans which is intended to be “qualified” within the meaning of Section 401(a) of the Code has received a favorable opinion letter or determination letter from the IRS and, to the Company’s knowledge, there is no fact which would adversely affect the qualified status of any such Company Employee Benefit Plan or the exemption of such trust.

(g)      Except as set forth in Schedule 3.12(g), none of the Company Employee Benefit Plans provide for continuing post-employment health, life insurance coverage or other welfare benefits for any participant or any beneficiary of a participant, except as may be required under the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended, or similar state law.

(h)      No stock or other security issued by the Company forms or has formed a material part of the assets of any tax qualified Company Employee Benefit Plan.

(i)      Except as set forth in Schedule 3.12(i), neither the execution and delivery of this Agreement nor the consummation of the Merger will (either alone or in combination with any other event) (i) result in any payment becoming due, or increase the amount of compensation due, to any current or former Service Provider; (ii) increase any benefits otherwise payable under any Company Employee Benefit Plan or (iii) result in the acceleration of the time of payment (including the funding of a trust) or vesting of any compensation or benefits from the Company or any of its Subsidiaries to any current or former Service Provider. Without limiting the generality of the foregoing, except as set forth in Schedule 3.12(i), no amount payable to any current or former Service Provider (whether in cash or property or as a result of accelerated vesting) as a result of the execution of this Agreement or the consummation of the transactions contemplated by this Agreement (either alone or in combination with any other event) under any compensation arrangement would be nondeductible under Section 280G of the Code. Neither the Company nor any of its Subsidiaries has any obligations to gross-up, indemnify or otherwise reimburse any current or former Service Provider for any Taxes incurred by such Service Provider, including under Section 409A or 4999 of the Code, or any interest or penalty related thereto.

(j)      No “leased employee” as that term is defined in Section 414(n) of the Code, performs services for the Company or any of its ERISA Affiliates or is eligible to participate in any Company Employee Benefit Plan.

(k)      Neither the Company nor any of its Subsidiaries is a party to any contract, agreement, plan or arrangement covering any persons that, individually or collectively, could give rise to payment of any amount that would not be deductible under Section 162(m) of the Code.

Section 3.13      Labor Matters.

(a)      Schedule 3.13(a) sets forth a list of all temporary staffing, labor or collective bargaining agreements to which the Company or any Subsidiary is party (excluding personal services contracts) and, except as set forth therein, there are no such temporary staffing, labor or collective bargaining agreements that pertain to the Company or any of its Subsidiaries. The Company has heretofore made available to Parent correct and complete copies of the labor or collective bargaining agreements listed on Schedule 3.13(a), together with all material amendments, modifications, supplements and side letters affecting the duties, rights and obligations of any party thereunder.

(b)      (i) No employees of the Company or any of its Subsidiaries are represented by any labor organization; (ii) no labor organization or group of employees of the Company or any of its Subsidiaries has made a written demand for recognition or certification; (iii) there are no representation or certification proceedings or petitions seeking a representation proceeding presently filed, or to the Company’s knowledge, threatened in writing to be brought or filed with the National Labor Relations Board or any other labor relations tribunal or authority; (iv) to the Company’s knowledge, there are no organizing activities involving the Company or any of its Subsidiaries pending with any labor organization or group of employees of the Company or any of its Subsidiaries; and (v) the Company and its Subsidiaries are not affected and have not been affected in the past by any actual or threatened work stoppage, strike or other labor disturbance.

(c)      There are no unfair labor practice charges, grievances or complaints filed or, to the Company’s knowledge, threatened in writing by or on behalf of any employee or group of employees of the Company or any of its Subsidiaries.

(d)      There are no complaints, charges or claims against the Company or any of its Subsidiaries filed or, to the knowledge of the Company, threatened in writing to be brought or filed, with any Governmental Entity or arbitrator based on, arising out of, in connection with, or otherwise relating to the employment or termination of employment of any individual by the Company or any of its Subsidiaries.

(e)      (i) The Company and each of its Subsidiaries is in compliance with all Laws relating to the employment of labor, including all such Laws relating to wages, hours, the Worker Adjustment and Retraining Notification Act and any similar state or local “mass layoff” or “plant closing” Law (“WARN”), collective bargaining, discrimination, civil rights, affirmative action, safety and health, workers’ compensation and the collection and payment of withholding and/or social security Taxes and any similar Tax, except for any non-compliance which has not had, or would not reasonably be likely to have, individually or in the aggregate, a Material Adverse Effect; and (ii) there has been no “mass layoff” or “plant closing” as defined by WARN with respect to the Company or any of its Subsidiaries within the last six (6) months.

Section 3.14      Environmental Matters. Except as disclosed in Schedule 3.14 or has not had, or would not reasonably be likely to have, individually or in the aggregate, a Material Adverse Effect, (i) each of the Company and its Subsidiaries is and has been, and at all times during the Company’s and each of its Subsidiaries’ ownership and operation of the Company Properties, the Company Properties are and have been (and with respect to former Subsidiaries and properties formerly owned, leased or operated by the Company or said former Subsidiaries, to the knowledge of the Company or any Subsidiary, was during the period owned, leased or operated by any of them) in compliance with Environmental Laws; (ii) each of the Company and its Subsidiaries has obtained and currently possesses and maintains all Company Permits required by Environmental Laws (collectively, “Company Environmental Permits”) for each of their respective operations, all such Company Environmental Permits are in good standing and renewals timely applied for, and each of the Company and its current Subsidiaries is and has been in compliance with the terms and conditions of such Company Environmental Permits and each of the Company’s former Subsidiaries was in compliance with the terms and conditions of such Company Environmental Permits at all times during the periods in which such former Subsidiaries were Subsidiaries of the Company or prior thereto; (iii) none of the Company and its Subsidiaries or real property currently or, to the knowledge of the Company, formerly owned, leased or operated by the Company or its current or former Subsidiaries or any of their respective predecessors is subject to any pending or, to the knowledge of the Company, threatened Environmental Claim; (iv) none of the Company, its current Subsidiaries, its former Subsidiaries (pertaining only to the periods in which such former Subsidiaries were Subsidiaries of the Company or prior thereto) and, to the knowledge of the Company, no other party whose liability would be attributable to the Company or any such Subsidiaries, has generated, arranged for the disposal of or otherwise caused to be disposed of any Hazardous Material at any off-site location at which the Company or any such Subsidiaries would reasonably be expected to be liable for undertaking or paying for any investigation or any other action to respond to the release or, to the knowledge of the Company, threatened release of any Hazardous Material or would reasonably be expected to be required to pay natural resource damages; (v) no Company Property or any property currently or, to the knowledge of the Company, formerly owned, leased or operated by the Company or any of its current or former Subsidiaries or any of their respective predecessors has been the subject of any treatment, storage, disposal, accumulation, generation, release or threatened release of Hazardous Materials in any manner which has given or would reasonably be expected to give rise to liability under Environmental Laws or need to undertake any action to respond to such Hazardous Materials or has an adverse environmental condition that has resulted in or would reasonably be expected to result in an Environmental Claim against the Company or its Subsidiaries; (vi) to the Company’s knowledge, there are no wetlands (as that term is defined in Section 404 of the Federal Water Pollution Control Act, as amended, 33 U.S.C. Section 1254, and applicable state laws) at any of the Company Properties nor is any Company Property subject to any current or, to the knowledge of the Company, threatened environmental deed restriction, use restriction, institutional or engineering control or order or agreement with any Governmental Entity or any other restriction of record; (vii) no capital expenditures are presently required to maintain or achieve compliance with Environmental Laws; (viii) to the knowledge of the Company, there are no underground storage tanks, polychlorinated biphenyls (“PCB”) or PCB-containing equipment, except for PCB or PCB containing equipment owned by utility companies, or asbestos or asbestos-containing materials at any Company Property; (ix) there have been no incidents of substantial water damage or visible evidence of mold, bacteria or toxic growth at any of the Company Properties; (x) except for customary terms in favor of lenders in mortgages and trusts, none of the Company or its Subsidiaries has assumed any liability of or duty to indemnify or pay contribution to any other Person for any claim, damage or loss arising out of any Hazardous Material or pursuant to any Environmental Law; (xi) no party who has agreed to indemnify, defend and/or hold harmless the Company or its Subsidiaries with respect to any Environmental Claims or liabilities under any Environmental Laws has or, to the knowledge of the Company, is reasonably likely to default upon said obligations; (xii) no filing, notification or other submission to any Governmental Entity or any approval from any Governmental Entity is required under any Environmental Law for the execution of this Agreement or for the consummation of the Mergers or any of the other transactions contemplated hereby; and (xiii) to the knowledge of the Company, neither the Company nor any of its Subsidiaries has received any request for information from any Governmental Entity, pursuant to Section 104(e) of CERCLA (as defined below) or any similar Environmental Law.

As used in this Agreement:

“Environmental Claims” means any and all administrative, regulatory, judicial or third-party claims, demands, notices of violation or non-compliance, directives, proceedings, investigations, orders, decrees, judgments or other allegations of noncompliance with or liability or potential liability relating in any way to any Environmental Law or any Company Environmental Permit or any Hazardous Material, as the case may be.

“Environmental Laws” means all applicable federal, state, and local Laws, rules and regulations, orders, judgments, decrees and other legal requirements including common law relating to pollution or the regulation and protection of human health, safety, the environment or natural resources, including, but not limited to, the Comprehensive Environmental Response, Compensation, and Liability Act of 1980, as amended (42 U.S.C. § 9601 et seq.) (“CERCLA”); the Hazardous Materials Transportation Act, as amended (49 U.S.C. § 5101 et seq.); the Federal Insecticide, Fungicide, and Rodenticide Act, as amended (7 U.S.C. § 136 et seq.); the Resource Conservation and Recovery Act, as amended (42 U.S.C. § 6901 et seq.); the Toxic Substances Control Act, as amended (15 U.S.C. § 2601 et seq.); the Clean Air Act, as amended (42 U.S.C. § 7401 et seq.); the Federal Water Pollution Control Act, as amended (33 U.S.C. § 1251 et seq.); the Occupational Safety and Health Act, as amended (29 U.S.C. § 651 et seq.); the Safe Drinking Water Act, as amended (42 U.S.C. § 300f et seq.); and their state and local counterparts or equivalents and any transfer of ownership notification or approval statute.

“Hazardous Material” means all substances, pollutants, chemicals, compounds, wastes, including petroleum and any fraction thereof or substances otherwise potentially injurious to human health and the environment, including without limitation bacteria, mold, fungi or other toxic growth, regulated under Environmental Laws.

The Company and its Subsidiaries have made available to Parent all material environmental audits, reports and other material environmental documents and reports in their possession or control relating to their current and, to the extent that the Company has knowledge that it or its Subsidiaries are potentially liable, their or any of their respective predecessors’ formerly owned or operated properties, facilities or operations.

Section 3.15      Tax Matters. Except as set forth in Schedule 3.15:

(a)      All income and all other material Tax Returns (as hereinafter defined) required to be filed by or on behalf of the Company or any of its Subsidiaries have been timely filed with the appropriate taxing authorities in all jurisdictions in which such Tax

Returns are required to be filed (after giving effect to any valid extensions of time in which to make such filings), and all such Tax Returns are true, correct and complete in all material respects. All material Taxes payable by or on behalf of the Company or any of its Subsidiaries (whether or not shown on a Tax Return) have been fully and timely paid or adequately provided for in accordance with GAAP, and adequate reserves or accruals for Taxes have been provided in accordance with GAAP with respect to any period for which Tax Returns have not yet been filed or for which Taxes are not yet due and owing or for which Taxes are being contested in good faith. No power of attorney with respect to any Tax matter is currently in force.

(b)      The Company (i) for all taxable years commencing in 2010, the year in which the Company first made a REIT tax election, through December 31, 2014, has been organized and operated in conformity for qualification and taxation as a real estate investment trust (a “REIT”) within the meaning of Section 856 of the Code, (ii) has operated, and will continue to operate, in such a manner as to enable it to qualify as a REIT from January 1, 2015 through the date of the Company Merger Effective Time, and (iii) has not taken or omitted to take any action which would reasonably be likely to result in the Company’s failure to qualify as a REIT, and no challenge to the Company’s status or qualification as a REIT is pending or threatened in writing or, to the Company’s knowledge, otherwise threatened or asserted. Schedule 3.15(b) sets forth each Subsidiary of the Company and its classification for U.S. federal income tax purposes as of the date hereof. Each entity that is listed on Schedule 3.15(b) as a partnership, joint venture, or limited liability company has been since its formation and continues to be treated for U.S. federal income tax purposes as a partnership or disregarded entity, as the case may be, and not as a corporation or an association taxable as a corporation. Each entity that is listed on Schedule 3.15(b) as a corporation has been since the later of the date of its formation or the date on which the Company acquired an interest in such entity a “qualified REIT subsidiary” pursuant to Section 856(i) of the Code or a “taxable REIT subsidiary” pursuant to Section 856(l) of the Code. Neither the Company nor any of its Subsidiaries holds any asset the disposition of which would be subject to rules similar to Section 1374 of the Code (or otherwise result in any “built-in gains” Tax under Section 337(d) of the Code and the applicable Treasury Regulations thereunder).

(c)      Since April 13, 2010, neither the Company nor any Subsidiary has incurred any liability for Taxes under Sections 857(b), 857(f), 860(c) or 4981 of the Code or Section 337(d) of the Code (and the applicable Treasury Regulations thereunder). Neither the Company nor any Subsidiary has engaged at any time in any prohibited transaction described in Section 857(b)(6) of the Code or any transaction that would give rise to “redetermined rents, redetermined deductions and excess interest” described in Section 857(b)(7) of the Code, and neither the Company nor any of its Subsidiaries has incurred any material liability for Taxes other than in the usual, regular and ordinary course of business. To the knowledge of the Company, no event has occurred and no condition or circumstance exists which presents a material risk that any material Tax described in the preceding sentence will be imposed upon the Company or its Subsidiaries.

(d)      The Company and each of its Subsidiaries: (i) are not currently (and since inception have not been) the subject of any audits, examinations, investigations or other proceedings in respect of any material Tax or Tax matter by any Governmental Entity; (ii) have not received any notice in writing from any Governmental Entity that such an audit, examination, investigation or other proceeding is contemplated or pending and does not have any knowledge that such audit, examination, investigation or other proceeding is threatened or contemplated; (iii) have not waived any statute of limitations in respect of material Taxes or agreed to any extension of time with respect to a Tax assessment or deficiency; (iv) have not received a request for waiver of the time to assess any material Taxes, which request is still pending; (v) are not contesting any liability for Taxes before any Governmental Entity; (vi) to the knowledge of the Company, are not subject to a claim or deficiency for any Tax which has not been satisfied by payment, settled or been withdrawn; (vii) to the knowledge of the Company, are not subject to a claim by a Governmental Entity in a jurisdiction where the Company or any of its Subsidiaries does not file Tax Returns that the Company or any of its Subsidiaries is or may be subject to taxation by that jurisdiction; (viii) have no outstanding requests for any Tax ruling from any Governmental Entity and have not received a Tax ruling; and (ix) are not the subject of a “closing agreement” within the meaning of Section 7121 of the Code (or any comparable agreement under applicable state, local or foreign Tax Law).

(e)      The Company and its Subsidiaries (i) have complied in all material respects with all applicable Laws, rules and regulations relating to the payment and withholding of Taxes, (ii) have duly and timely withheld from employee salaries, wages and other compensation and have paid over to the appropriate taxing authorities all material amounts required to be withheld and paid over on or prior to the due date thereof under all applicable Laws, (iii) have in all material respects properly completed and timely filed all IRS Forms W-2 and 1099 required thereof, and (iv) have collected and remitted to the appropriate Governmental Entity all material sales and use Taxes, or have been furnished properly completed exemption certificates and have maintained all such records and supporting documents in a manner required by all applicable sales and use Tax statutes and regulations.

(f)      The Company has made available to Parent correct and complete copies of (A) all U.S. federal and other Tax Returns of the Company and its Subsidiaries relating to the taxable periods ending since the Company’s initial taxable year which have been filed and (B) any audit report issued within the last five years relating to any Taxes due from or with respect to the Company or any of its Subsidiaries.

(g)      Neither the Company nor any of its Subsidiaries: (i) has agreed to make any adjustment pursuant to Section 481(a) of the Code, (ii) has any knowledge that the IRS has proposed, in writing, such an adjustment or a change in accounting method with respect to the Company or any of its Subsidiaries or (iii) has any application pending with the IRS or any other Governmental Entity agency requesting permission for any change in accounting method.

(h)      To the knowledge of the Company (and other than in connection with the transactions contemplated by this Agreement), there are no proposed reassessments of any real property owned by the Company or any of its Subsidiaries that would result in an increase in the amount of any material Tax to which the Company or any of its Subsidiaries would be subject.

(i)      Neither the Company nor any other Person on behalf of the Company or any of its Subsidiaries has requested any extension of time within which to file any income Tax Return, which income Tax Return has since not been filed.

(j)      Neither the Company nor any of its Subsidiaries is a party to any Tax indemnity, allocation or sharing agreement or similar agreement or arrangement other than any agreement or arrangement between the Company and any of its Subsidiaries, pursuant to which it has any obligation to make any payments after the Closing.

(k)      The Company has set forth in Schedule 3.15(k) a list of all Reportable Transactions in which the Company or any of its Subsidiaries has participated. Each of the Company and its Subsidiaries has disclosed to the IRS on the appropriate Tax Returns any Reportable Transaction in which it has participated. Each of the Company and its Subsidiaries has retained all documents and other records pertaining to any Reportable Transaction in which it has participated, including documents and other records listed in Treasury Regulation Section 1.6011-4(g) and any other documents and other records which are related to any Reportable Transaction in which it has participated but not listed in Treasury Regulation Section 1.6011-4(g).

(l)      Neither the Company nor any of its Subsidiaries has been a “distributing corporation” or a “controlled corporation” in a distribution in which the parties to such distribution treated the distribution as one to which Section 355 of the Code is applicable.

(m)      Neither the Company nor any of its Subsidiaries: (i) is or has ever been a member of an affiliated group of corporations filing a consolidated federal income Tax Return or (ii) has any liability for the Taxes of any Person (other than the Company or any of its Subsidiaries) under Treasury Regulations Section 1.1502-6 (or any similar provision of any state, local, or foreign law), as a transferee or successor, by contract, or otherwise.

(n)      The Partnership and any other Subsidiary of the Company that is a partnership for U.S. federal income tax purposes has made, or will have made prior to the Closing, a valid election under Section 754 of the Code, which election shall be in effect for the taxable year of such partnership that ends on or includes the Closing Date.

(o)      For purposes of this Agreement, “Tax” or “Taxes” shall mean all taxes, charges, fees, imposts, levies, gaming or other assessments, including all net income, gross receipts, capital, sales, use, ad valorem, value added, transfer, franchise, profits, inventory, capital stock, license, withholding, payroll, employment, social security, unemployment, excise, severance, stamp, occupation, property and estimated taxes, customs duties, fees, assessments and charges of any kind whatsoever, together with any interest and any penalties, fines, additions to tax or additional amounts imposed by any Governmental Entity and shall include any transferee or successor liability in respect of taxes, any liability in respect of taxes under

Treasury Regulation Section 1.1502-6 or any similar provision of state, local or foreign Law, or imposed by contract, tax sharing agreement, tax indemnity agreement or any similar agreement. “Tax Returns” shall mean any report, return, document, declaration or any other information return or filing related to Taxes required to be filed or supplied to a Governmental Entity, including any schedule or attachment, any document with respect to or accompanying payments or estimated Taxes, or with respect to or accompanying requests for the extension of time in which to file any such report, return document, declaration or other information. “Reportable Transaction” shall have the meaning set forth in Section 1.6011-4(b) of the Treasury Regulations.

(p)      Except as set forth in Schedule 3.15(p), there are no Tax Protection Agreements. For purposes of this Section 3.15(p), “Tax Protection Agreements” shall mean any agreement to which the Company or any of its Subsidiaries is a party pursuant to which (a) any liability to holders of Partnership Units relating to Taxes may arise, whether or not as a result of the consummation of the transactions contemplated by this Agreement; (b) in connection with the deferral of income Taxes of a holder of Partnership Units, the Company or any of its Subsidiaries have agreed to: (i) maintain a minimum level of debt or continue a particular debt (or allow any holder of Partnership Units to guarantee any debt), (ii) retain or not dispose of assets for a period of time that has not since expired, (iii) make or refrain from making Tax elections, (iv) operate (or refrain from operating) in a particular manner, (v) only dispose of assets in a particular manner, (vi) use (or refrain from using) a specified method of taking into account book-tax disparities under Section 704(c) of the Code with respect to one or more assets, and/or (vii) use (or refrain from using) a particular method for allocating one or more liabilities of such party or any of its direct or indirect subsidiaries under Section 752 of the Code; (c) limited partners of any Partnership have guaranteed, indemnified or assumed debt of the Partnership; and/or (d) any other agreement that would require the general partner of a Partnership to consider separately the interests of any limited partner.

Section 3.16      Material Contracts.

(a)      Schedule 3.16(a) sets forth a list of all Company Material Contracts (as hereinafter defined). The Company has heretofore made available to Parent correct and complete copies of all written Company Material Contracts and accurately described the principal terms and conditions of all known oral Company Material Contracts (and in each case all amendments, modifications and supplements thereto and all side letters to which the Company or any of its Subsidiaries is a party affecting the obligations of any party thereunder) to which the Company or any of its Subsidiaries is a party or by which any of their properties or assets are bound. For the purposes of this Agreement, “Company Material Contract” means: (i) (A) employment, severance, change in control, labor, collective bargaining, leasing and property management, consulting and brokerage agreements and agreements relating to any Construction Project (but excluding contracts which provide for payments of not more than $250,000), (B) non-competition contracts which the failure of the Company to have would reasonably be likely to have, individually or in the aggregate, a Material Adverse Effect, and (C) indemnification contracts with officers and directors of the Company or any of its Subsidiaries; (ii) partnership, limited liability company, joint venture or similar agreements entered into with any Third Party; (iii) agreements for the pending sale, option to sell, right of first refusal, right of first offer or any other contractual right to sell, dispose of, or lease or sublease, whether by merger, purchase or sale of assets or stock or otherwise, (A) the Company Properties or any other real property or (B) except as in the usual, regular and ordinary course of business consistent with past practice, any material personal property; (iv) a contract or agreement, including any option agreement, involving or providing for the pending acquisition by the Company or any of its Subsidiaries, directly or indirectly, of any business, capital stock, assets or property (whether by merger, stock purchase, asset purchase or otherwise) with a fair market value or purchase price in excess of $3,000,000; (v) the Existing Loan Documents; (vi) any agreement restricting the incurrence of indebtedness or the incurrence of Liens or restricting the payment of dividends, the making of distributions or the transfer of any Company Property; (vii) agreements that purport to limit, curtail or restrict the ability of the Company or any of its Subsidiaries to compete in any geographic area or line of business, other than exclusive lease provisions, non-compete provisions and other similar leasing restrictions entered into by the Company in the usual, regular and ordinary course of business consistent with past practice contained in the Company Leases and in other recorded documents by which real property was conveyed by the Company to any user, or to hire or solicit the hire for employment of any individual or group; (viii) contracts or agreements that would be required to be filed as an exhibit to (including filing by way of incorporation by reference) any Form 10-K or Form 10-Q filed by the Company with the SEC since December 31, 2014; (ix) Tax Protection Agreements; (x) each contract (including any brokerage agreements) entered into by the Company or any of its Subsidiaries, which may result in total payments by or liability of the Company or any Subsidiary of the Company in excess of $500,000 annually other than any Company Leases and any Existing Loan Documents; provided, however, any contract under this clause (x) that, by its terms, is terminable within thirty (30) days (without termination fee or penalty) shall not be deemed to be a Company Material Contract; (xi) any contracts or agreements relating to the settlement or proposed settlement of any Dispute, which involves the issuance of any securities by the Company or any of its Subsidiaries or the payment of any cash or other consideration, in any such case, having a value of more than $1,000,000; and (xii) contracts and agreements to enter into any of the foregoing.

(b)      Each of the Company Material Contracts is in full force and effect and constitutes the valid and legally binding obligation of the Company or its Subsidiaries, enforceable against the Company or its Subsidiaries, as the case may be, and, to the knowledge of the Company, the other parties thereto, in accordance with its terms (except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer and similar Laws of general applicability relating to or affecting creditors’ rights or by general equity principles). Neither the Company nor any of its Subsidiaries, nor to the knowledge of the Company, any other party, is in violation or default under any Company Material Contract (and to the Company’s knowledge, no event has occurred which, with due notice or lapse of time or both, would constitute such a violation or default), in each case except as has not had, or would not reasonably be likely to have, individually or in the aggregate, a Material Adverse Effect.

(c)      The Company Material Contracts in which the Company or any of its Subsidiaries is the lender of borrowed money or mortgagee (the “Lending Contracts”) are listed in Schedule 3.16(c). The Lending Contracts are enforceable against the Company or its Subsidiaries, as the case may be, and, to the knowledge of the Company, the other parties thereto, in accordance with their terms (except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium and similar Laws of general applicability relating to or affecting creditors’ rights or by general equity principles), and the Liens purported to be executed in favor of the Company thereby are, to the Company’s knowledge, valid, perfected and first priority Liens.

(d)      To the extent not set forth in response to the requirements of Section 3.16(a) hereof, Schedule 3.16(d) sets forth each interest rate cap, interest rate collar, interest rate swap, currency hedging transaction, and any other agreement relating to a similar transaction to which the Company or any of its Subsidiaries is a party or an obligor with respect thereto.

(e)      Except as set forth in Schedule 3.16(e), neither the Company nor any of its Subsidiaries has (i) any continuing contractual liability for indemnification or otherwise under any agreement relating to the sale of real estate previously owned, whether directly or indirectly, by the Company or any of its Subsidiaries that would reasonably be expected to result in future payments of more than $1,000,000, (ii) any continuing liability to make any reprorations or adjustments to prorations that may previously have been made with respect to any property currently or formerly owned by the Company or any of its Subsidiaries that would reasonably be expected to result in the loss of future payments to, or an obligation to make payments by, the Company or any of its Subsidiaries of more than $1,000,000 or (iii) any continuing contractual liability to pay any additional purchase price for any of the Company Properties that would reasonably be expected to result in future payments of more than $1,000,000.

Section 3.17      Brokers. The Company has not entered into any contract, arrangement or understanding with any Person or firm which may result in the obligation of the Company, the Surviving Company, Parent, the Partnership, the Surviving Partnership, Merger Sub or Merger Partnership to pay any finder’s fees, brokerage or agent’s commissions or other like payments in connection with the negotiations leading to this Agreement or consummation of the Mergers, except that the Company has retained the Company Financial Advisor in connection with the Mergers. The Company has furnished to Parent a true, complete and correct copy of all agreements between the Company and the Company Financial Advisor relating to the Mergers, which agreements disclose all fees payable by the Company or any of its Affiliates to the Company Financial Advisor.

Section 3.18      Takeover Statutes. The Company has taken all action required to be taken by it in order to exempt this Agreement and the Mergers from, and this Agreement and the Mergers are exempt from, the requirements of any “moratorium”, “control share”, “fair price”, “affiliate transaction”, “business combination” or other takeover Laws and regulations including in the MGCL (including the Maryland Business Combination Act and Maryland Control Share

Acquisition Act) or the DRULPA (collectively, “Takeover Statutes”) or any takeover provision in the Company Charter, Company Bylaws, the Certificate of Limited Partnership or the Partnership Agreement.

Section 3.19      Related Party Transactions.    Schedule 3.19 sets forth a list of all agreements and contracts entered into by the Company or any of the Company’s Subsidiaries under which continuing obligations exist with any Person who is an officer, director or Affiliate (as defined below) of the Company or any of the Company’s Subsidiaries, any member of the “immediate family” (as such term is defined in Item 404 of Regulation S-K promulgated under the Securities Act) of any of the foregoing or any entity of which any of the foregoing is an Affiliate, in each case for an amount in excess of $120,000 annually (“Related Party Transactions”). As used in this Agreement, the term “Affiliate” shall have the same meaning as such term is defined in Rule 405 promulgated under the Securities Act.

Section 3.20      Investment Company Act of 1940. Neither the Company nor any of the Company’s Subsidiaries are, or at the Closing Date will be, required to be registered under the Investment Company Act of 1940, as amended.

Section 3.21      Trademarks, Patents and Copyrights.    Schedule 3.21 contains a true, correct and detailed list of all material registered intellectual property (including trademarks, copyrights, patents, registered or filed trade names, social network site handles and internet domain name URLs, and any pending applications for the foregoing) owned by or licensed to the Company or any of its Subsidiaries (the “Company Intellectual Property”). The Company Intellectual Property constitutes all of the intellectual property necessary to carry on the business of the Company and its Subsidiaries as currently conducted. The Company Intellectual Property is valid, enforceable and has not been cancelled, forfeited, expired or abandoned. Neither Company nor any Subsidiary has received any written notice challenging the validity or enforceability of Company Intellectual Property. Except as set forth in Schedule 3.21, neither the Company nor its Subsidiaries is a party to any material licenses, contracts or agreements with respect to use by the Company or its Subsidiaries of any trademarks, copyrights or patents. To the Company’s knowledge, the conduct of the business of the Company and its Subsidiaries does not violate, misappropriate or infringe upon the intellectual property rights of any Third Party in any material respect. The consummation of the transactions contemplated by this Agreement will not result in the material loss or material impairment of the right of the Company or any Subsidiary thereof to own or use any of the Company Intellectual Property. The Surviving Company and its Subsidiaries will have substantially the same rights to own or use the Company Intellectual Property following the consummation of such transactions as the Company and its Subsidiaries had prior to the consummation of such transactions.

Section 3.22      Insurance. Schedule 3.22 sets forth a correct and complete list of the material insurance policies held by, or for the benefit of, the Company or any of its Subsidiaries including the underwriter of such policies, the type of and amount of coverage thereunder. Except as had not had, and would not reasonably be likely to have, individually or in the aggregate, a Material Adverse Effect, (i) all of such insurance policies are legal, valid, binding, enforceable and in full force and effect, and have been issued by a responsible insurance company, in such types and amounts and covering such risks as are necessary and adequate for the operation of the Company’s or its Subsidiaries’ respective businesses; (ii) neither the Company nor any of its Subsidiaries has received a written notice of cancellation of, or written notice of failure to renew, any such insurance policy or refusal of coverage thereunder or any other notice that such policies are no longer in full force or effect or that the issuer of any such policy is no longer willing or able to perform its obligations thereunder; and (iii) the Company and each of its Subsidiaries have paid, or caused to be paid, all premiums due under all such policies and are not in default with respect to any obligations under such policies.

Section 3.23      Listing and Maintenance Requirements. The Company Common Stock and the Company Series B Preferred Stock are registered pursuant to the Exchange Act and listed on the NYSE, and the Company has taken no action designed to terminate the registration of such securities or to delist such securities from the NYSE.

Section 3.24      Opinion of Financial Advisor. The Company has received an opinion (the “Fairness Opinion”) of Morgan Stanley & Co. LLC (the “Company Financial Advisor”) to the effect that, as of the date of such Fairness Opinion, the Per Company Common Share Merger Consideration is fair to the holders of Company Common Stock, from a financial point of view. The Company has been authorized by the Company Financial Advisor to permit, subject to prior review and consent by the Company Financial Advisor, the inclusion of the Fairness Opinion in its entirety, and references thereto, in the Proxy Statement.

Section 3.25      No Other Representations or Warranties. Except for the representations or warranties expressly set forth in this Article III, neither the Company, the Partnership nor any other Person has made any representation or warranty, expressed or implied, with respect to the Company, the Partnership or any other Subsidiaries of the Company, their businesses, operations, assets, liabilities, condition (financial or otherwise), results of operations, future operating or financial results, estimates, projections, forecasts, plans or prospects (including the reasonableness of the assumptions underlying such estimates, projections, forecasts, plans or prospects) or the accuracy or completeness of any information regarding the Company, the Partnership or the other Subsidiaries of the Company. In particular, without limiting the foregoing disclaimer, neither the Company, the Partnership nor any other Person makes or has made any representation or warranty to Parent, Merger Sub, Merger Partnership or any of their Affiliates with respect to, except for the representations and warranties made by the Company and the Partnership in this Article III, any oral or written information presented to Parent, Merger Sub, Merger Partnership or any of their Affiliates in the course of their due diligence of the Company or the Partnership, the negotiation of this Agreement or in the course of the transactions contemplated hereby.

ARTICLE IV.

REPRESENTATIONS AND WARRANTIES OF PARENT, MERGER SUB AND MERGER PARTNERSHIP

Except as set forth in the disclosure schedule delivered by Parent to the Company prior to the execution of this Agreement (the “Parent Disclosure Schedule”), Parent, Merger Sub and Merger Partnership hereby jointly and severally represent and warrant to the Company as follows:

Section 4.1      Corporate Organization.

(a)      Parent is a limited partnership duly organized, validly existing and in good standing under the Laws of the State of Delaware. Parent is duly qualified or licensed to do business as a foreign entity and is in good standing under the Laws of any other jurisdiction in which the character of the properties owned, leased or operated by it therein or in which the transaction of its business makes such qualification or licensing necessary, other than in such jurisdictions where the failure to be so qualified or licensed does not have and would not reasonably be likely to have, individually or in the aggregate, a Material Adverse Effect. Parent has all requisite limited partnership power and authority to own, operate, lease and encumber its properties and carry on its business as now conducted. The certificate of limited partnership of Parent is in effect, and no dissolution, revocation or forfeiture proceedings regarding Parent have been commenced.

(b)      Merger Sub is a corporation duly organized, validly existing and in good standing under the Laws of the State of Maryland. Merger Sub is duly qualified or licensed to do business as a foreign limited partnership and is in good standing under the Laws of any other jurisdiction in which the character of the properties owned, leased or operated by it therein or in which the transaction of its business makes such qualification or licensing necessary, other than in such jurisdictions where the failure to be so qualified or licensed does not have and would not reasonably be likely to have, individually or in the aggregate, a Material Adverse Effect. Merger Sub has all requisite corporate power and authority to own, operate, lease and encumber its properties and carry on its business as now conducted. The charter of Merger Sub is in effect, and no dissolution, revocation or forfeiture proceedings regarding Merger Sub have been commenced.

(c)      Merger Partnership is a limited partnership duly organized, validly existing and in good standing under the Laws of the State of Delaware. The Partnership is duly qualified or licensed to do business as a foreign limited partnership and is in good standing under the Laws of any other jurisdiction in which the character of the properties owned, leased or operated by it therein or in which the transaction of its business makes such qualification or licensing necessary, other than in such jurisdictions where the failure to be so qualified or licensed does not have and would not reasonably be likely to have, individually or in the aggregate, a Material Adverse Effect. Merger Partnership has all requisite partnership power and authority to own, operate, lease and encumber its properties and carry on its business as now conducted. The certificate of limited partnership is in effect, and no dissolution, revocation or forfeiture proceedings regarding the Partnership have been commenced.

Section 4.2      Authority Relative to this Agreement.

(a)      Each of Parent, Merger Sub and Merger Partnership has all necessary power and authority to execute and deliver this Agreement and to consummate the Mergers and the other transactions contemplated hereby. No other proceedings on the part of Parent, Merger Sub or Merger Partnership are necessary to authorize this Agreement or to consummate the Mergers and the other transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by each of Parent, Merger Sub and Merger Partnership and, assuming due authorization, execution and delivery hereof by each of the Company and the Partnership, constitutes a valid, legal and binding agreement of each, enforceable against each in accordance with and subject to its terms and conditions, except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer and similar Laws of general applicability relating to or affecting creditors’ rights or by general equity principles.

(b)      The managers of Parent and Merger Partnership and the Board of Directors of Merger Sub have each duly and validly authorized the execution and delivery of this Agreement and approved the consummation of the Mergers and the other transactions contemplated hereby, and taken all corporate and limited liability company actions required to be taken by each of them for the consummation of the Mergers and the other transactions contemplated hereby.

Section 4.3      Consents and Approvals; No Violations. Except (a) for filings, permits, authorizations, consents and approvals as may be required under, and other applicable requirements of, the Exchange Act or the Securities Act or any antitrust law, including the filing with the SEC of the Proxy Statement, and (b) for filing of the Articles of Merger and the Partnership Merger Certificate, none of the execution, delivery or performance of this Agreement by Parent, Merger Sub or Merger Partnership, the consummation by Parent, Merger Sub or Merger Partnership of the Mergers or compliance by Parent, Merger Sub or Merger Partnership with any of the provisions hereof will (i) conflict with or result in any breach of any provision of the organizational documents of Parent, Merger Sub or Merger Partnership, (ii) require any filing by Parent, Merger Sub or Merger Partnership with, notice to, or permit, authorization, consent or approval of, any Governmental Entity, (iii) require any consent or notice under, result in a violation or breach by Parent, Merger Sub or Merger Partnership of, constitute (with or without due notice or lapse of time or both) a default (or give rise to any right of termination, amendment, cancellation or acceleration) under, result in the triggering of any payment, or result in the creation of any Lien on any property or asset of Parent, Merger Sub or Merger Partnership pursuant to, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, lease, license, contract, agreement, permit, franchise or other instrument or obligation or material contract to which Parent, Merger Sub or Merger Partnership is a party or by which they or any of their respective properties or assets may be bound or (iv) violate any Laws, excluding from the foregoing clauses (ii), (iii) and (iv) such filings, notices, permits, authorizations, consents, approvals, violations, breaches or defaults which, individually or in the aggregate, (A) would not prevent or materially delay consummation of the Mergers, (B) would not otherwise prevent or materially delay performance by Parent, Merger Sub or Merger Partnership of its material obligations under this Agreement and (C) do not have and would not reasonably be likely to have, individually or in the aggregate, a Material Adverse Effect.

Section 4.4      Litigation. As of the date hereof, there is no Dispute pending or, to Parent’s knowledge, threatened in writing against Parent or any of its Subsidiaries or any of its or their respective properties or assets that (i) questions the validity of this Agreement or any action to be taken by Parent, Merger Sub or Merger Partnership in connection with the consummation of the Mergers, or (ii) reasonably can be expected to prevent or materially delay performance by Parent, Merger Sub or Merger Partnership of its material obligations under this Agreement.

Section 4.5      Brokers. No broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission payable by the Company in connection with the Mergers based upon arrangements made by and on behalf of Parent, Merger Sub, Merger Partnership or any of their Subsidiaries.

Section 4.6      Ownership of Merger Sub and Merger Partnership. Merger Sub is a direct wholly owned Subsidiary of Parent and Merger Partnership is a direct wholly owned Subsidiary of Merger Sub. Neither Merger Sub nor Merger Partnership has conducted any activities other than in connection with its organization, the negotiation and execution of this Agreement and the consummation of the transactions contemplated hereby. Neither Merger Sub nor Merger Partnership has any Subsidiaries except as set forth in the first sentence above.

Section 4.7      Guaranty. Concurrently with the execution of this Agreement, Parent has delivered the Guaranty of the Guarantor in favor of the Company, dated as of the date hereof. The Guaranty is in full force and effect and constitutes the valid and binding obligation of the Guarantor, enforceable against it in accordance with and subject to its terms and conditions, except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer and similar Laws of general applicability relating to or affecting creditors’ rights or by general equity principles.

Section 4.8      Ownership of Company Common Shares. None of Parent, Merger Sub, Merger Partnership or any of their respective Subsidiaries is, nor at any time during the last five (5) years has been, an “interested stockholder” or an “affiliate” of an interested stockholder of the Company as defined in Section 3-601 of the MGCL.

Section 4.9      No Other Representations and Warranties. Except for the representations or warranties expressly set forth in this Article IV, neither Parent, Merger Sub, Merger Partnership nor any other Person has made any representation or warranty, expressed or implied, with respect to Parent, Merger Sub, Merger Partnership or any other Subsidiaries of Parent, their businesses, operations, assets, liabilities, condition (financial or otherwise), results of operations, future operating or financial results, estimates, projections, forecasts, plans or prospects (including the reasonableness of the assumptions underlying such estimates, projections, forecasts, plans or prospects) or the accuracy or completeness of any information regarding Parent, Merger Sub, Merger Partnership or the other Subsidiaries of Parent. In particular, without limiting the foregoing disclaimer, neither Parent, Merger Sub, Merger Partnership nor any other Person makes or has made any representation or warranty to the Company, the Partnership or any of their Affiliates with respect to, except for the representations and warranties made by Parent, Merger Sub and Merger Partnership in this Article IV, any oral or written information presented to the Company, the Partnership or any of their Affiliates in the course of their due diligence of Parent, Merger Sub or Merger Partnership, the negotiation of this Agreement or in the course of the transactions contemplated hereby.

ARTICLE V.

COVENANTS RELATED TO CONDUCT OF BUSINESS

Section 5.1      Covenants of the Company. Within ten (10) Business Days of the date hereof, the Company shall provide Parent for its reasonable review and approval a pro forma capital expenditure budget setting forth (A) the projected monthly capital spend for the construction projects identified on Schedule 3.11(a) and the tenant improvement obligations set forth on Schedule 3.11(p) and (ii) the amount of capital contractually committed as of the date hereof for such construction projects, lease obligations and other contractual obligations (the “Pro Forma Capital Budget”). Parent shall have five (5) Business Days to review and provide reasonable changes to the Pro Forma Capital Budget and Parent and the Company shall reasonably cooperate with each other to finalize an approved Pro Forma Capital Budget (the “Approved Pro Forma Capital Budget”). During the period (the “Interim Period”) from the date of this Agreement to the earlier of the Closing Date and the termination of this Agreement in accordance with Section 8.1 hereof, except as otherwise expressly contemplated or permitted by this Agreement or as required by Law, the Company shall, and shall cause its Subsidiaries to, in all material respects, carry on their respective businesses in the usual, regular and ordinary course, consistent with past practice (except as otherwise provided in the budget set forth in Schedule 5.1 (the “Corporate Budget”)) in material compliance with all Laws and in material compliance with the Corporate Budget and the Approved Pro Forma Capital Budget, including the expenditure thresholds and timelines contained therein, and use reasonable best efforts to preserve intact (i) their respective current business organizations, (ii) the services of their respective current officers and employees and (iii) their goodwill and relationships with tenants and others having business dealings with them. The Company shall confer on a regular basis with Parent, report on material operational matters and advise Parent orally and in writing of any Material Adverse Effect or any matter that would reasonably be expected to result in the Company being unable to deliver the certificate described in Section 7.2(a). Without limiting the generality of the foregoing, during the Interim Period, the Company will not and the Company shall cause each of its Subsidiaries not to (except as expressly permitted by this Agreement or as expressly contemplated by the transactions contemplated hereby, as required by Law, as set forth in Schedule 5.1 or to the extent that Parent shall otherwise consent in writing, which consent shall not be unreasonably withheld or delayed):

(a)      amend the Company Charter or Company Bylaws, Certificate of Limited Partnership, Partnership Agreement, or similar organizational or governance documents of the Company or the Partnership;

(b)      authorize for issuance, issue, sell, deliver or agree or commit to issue, sell or deliver (whether through the issuance or granting of options, warrants, commitments, subscriptions, rights to purchase or otherwise) any stock of any class, partnership interests or any equity equivalents (including any stock options or stock appreciation rights) or any other securities convertible into or exchangeable for any stock, partnership interests or any equity equivalents (including any stock options or stock appreciation rights), except for the issuance or sale of shares of Company Common Stock (i) pursuant to the exercise of derivative securities outstanding on the date hereof and disclosed in Schedule 3.2(c), (ii) issuable upon redemption of Partnership Units, (iii) issuable upon conversion of Company Series A Preferred Shares or Company Series B Preferred Shares, in each case, in accordance with their respective terms existing on the date of this Agreement or (iv) as set forth on Schedule 5.1(i);

(c)      (i) split, combine or reclassify any shares of their respective stock, partnership interests or other equity interests; (ii) except (A) as permitted pursuant to Section 6.10, (B) for (1) the payment of dividends or distributions declared prior to the date of this Agreement and (2) one additional regular quarterly cash dividend on the Company Common Shares and the Partnership Common Units to be declared and paid in cash on or before the Company Merger Effective Time, such declaration date expected to be on or about April 30, 2015 and such payment expected to be made on or about July 15, 2015 (but not to exceed $0.18 per share or unit, as applicable), (C) for dividends on the Company Series A Preferred Shares or Company Series B Preferred Shares in accordance with their respective terms, (D) for distributions on the Partnership Preferred Units in accordance with their respective terms or (E) in transactions between the Company and any of its wholly owned Subsidiaries or solely between wholly owned Subsidiaries of the Company, authorize, declare, set aside or pay any dividend or other distribution (whether in cash, stock or property or any combination thereof and whether or not out of earnings and profits of the Company or the Partnership) in respect of their respective stock, partnership interests or other equity interests or make any actual, constructive or deemed distribution in respect of any shares of their respective stock, partnership interests or other equity interests or otherwise make any payments to equityholders in their capacity as such; or (iii) redeem, repurchase or otherwise acquire, directly or indirectly, any of their respective securities or any securities of any of their respective Subsidiaries, except in the case of clause (iii) as may be required by the Company Charter or the Partnership Agreement or pursuant to the terms of any Restricted Share agreement or the Company Share Incentive Plan or as may be required for the Company to maintain its status as a REIT under the Code or avoid the payment of any income or excise tax;

(d)      subject to the provisions of Section 6.4, authorize, recommend, propose or announce an intention to adopt, or effect, or adopt or effect a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization;

(e)      subject to the provisions of Section 6.4, alter, through merger, liquidation, dissolution, reorganization, restructuring or otherwise, their respective corporate structures or ownership of any subsidiary or joint venture, except in connection with property acquisitions or dispositions listed on Schedule 5.1(j) or Schedule 5.1(m);

(f)      (i) incur, assume or refinance any indebtedness for borrowed money or issue any debt securities, except for borrowings (A) under existing lines of credit or construction loans in the usual, regular and ordinary course of business consistent with past practice to meet working capital requirements or as required to perform contractual obligations or otherwise for expenses included in the Approved Pro Forma Capital Budget, (B) under existing construction loans set forth in Schedule 5.1(f)(i) and as set forth in the Corporate Budget, (ii) assume, guarantee, endorse or otherwise affirmatively become liable or responsible (whether directly, contingently or otherwise) for the obligations of any Third Party, (iii) make any loans, advances or capital contributions to, or investments in, any Third Party, except (A) to entities that are wholly owned Subsidiaries of the Company on the date of this Agreement to the extent required to meet contractual obligations of the Company or its Subsidiaries, (B) to the joint ventures set forth in Schedule 3.16(a)(ii) to the extent required to meet contractual obligations of the Company or its Subsidiaries and (C) capital contributions in the amount per Company Property as specifically set forth in the Approved Pro Forma Capital Budget, (iv) pledge or otherwise encumber shares of stock, partnership interests or other equity interests of the Company or its Subsidiaries, (v) mortgage or pledge any of their respective assets, tangible or intangible, or create or suffer to exist any Lien thereupon (other than Permitted Liens), except in an amount not to exceed $50,000 in the aggregate so long as such mortgage or pledge is pre-payable without penalty, or (vi) prepay or terminate any indebtedness for borrowed money, or modify in any material respect the terms of any such indebtedness or of any documents evidencing or securing such indebtedness;

(g)      (i) modify or amend in any material respect any term, covenant, provision or agreement contained in any Existing Loan Document or enter into any new agreement in respect of the Existing Indebtedness, (ii) fail to make any regular monthly payments of principal and interest under the Existing Loan Documents or fail to perform, observe and comply with any other monetary or material non-monetary obligations thereunder or (iii) enter into any Assumption Documents;

(h)      except pursuant to any mandatory payments under any credit facilities or other similar arrangements in existence on the date hereof, pay, discharge or satisfy any claims, liabilities or obligations (absolute, accrued, asserted or unasserted, contingent or otherwise), other than any payment, discharge or satisfaction (i) in the ordinary course of business consistent with past practice, (ii) reflected or reserved against in the most recent consolidated financial statements (or notes thereto) included in the Company SEC Reports filed prior to the date of this Agreement, (iii) of fees, costs and expenses incurred in connection with the preparation, execution and performance of this Agreement and the transactions contemplated hereby, or (iv) of fees, costs and expenses as set forth in the Corporate Budget and Approved Pro Forma Capital Budget;

(i)      except as required by Law or required by the terms of any Company Employee Benefit Plan, as set forth in Schedule 5.1(i) or as expressly otherwise contemplated by this Agreement, (i) enter into, adopt, amend or terminate any Company Employee Benefit Plan, (ii) enter into, adopt, amend or terminate any agreement, arrangement, plan or policy between the Company or any of its Subsidiaries and one or more of their directors or executive officers, (iii) except for increases or payments in the ordinary course of business consistent with past practice with respect to any non-executive officer, increase in any manner the compensation or fringe benefits of any employee, officer or director, (iv) grant to any officer, trustee, director or employee the right to receive any new severance, change of control or termination pay or termination benefits or any increase in the right to receive any severance, change of control or termination pay or termination benefits, (v) except in the ordinary course of business consistent with past practice with respect to any non-executive officer, enter into any new employment, loan, retention, consulting, indemnification, termination or similar agreement, (vi) grant any awards under any bonus, incentive, performance or other compensation plan or arrangement or Company Employee Benefit Plan (including the grant of stock options, stock appreciation rights, stock based or stock related awards, performance units or restricted stock), (vii) hire any new employee other than with respect to employees with salaries or prospective salaries of not more than $100,000, or (viii) except as required by Law, take any action to fund or in any other way secure the payment of compensation or benefits under any employee plan, agreement, contract or arrangement or Company Employee Benefit Plan;

(j)    (i) sell, lease, transfer, dispose of or encumber (or agree to do any of them) (A) any personal property that exceeds $200,000 in the aggregate or (B) any real property other than (x) pursuant to the existing contracts set forth on Schedule 3.11(j) or Schedule 5.1(j) or (y) for prices at or above the amounts set forth on Schedule 5.1(j); provided, however, that upon the consummation of such disposition the Company shall still be within the “safe harbor” contemplated by Section 857(b)(6)(C) of the Code; (ii) enter into any contract or letter of intent for the sale, transfer, mortgage or disposition of any real property other than (x) pursuant to the existing contracts set forth on Schedule 3.11(j) or Schedule 5.1(j) or (y) for prices at or above the amounts set forth on Schedule 5.1(j); provided, however, that upon the consummation of such disposition the Company shall still be within the “safe harbor” contemplated by Section 857(b)(6)(C) of the Code; or (iii) materially amend or modify any existing contracts or letters of intent identified on Schedule 3.11(j) or Schedule 5.1(j). Any contract of sale entered into pursuant to a letter of intent identified in Schedule 3.11(j) or Schedule 5.1(j) shall be on substantially the same terms set forth in such letter of intent and the Company shall promptly provide Parent with a true and complete copy of any such contract of sale;

(k)      (i) enter into any new lease (or renew or extend any existing lease) for space at a Company Property except for leases (x) of not more than $1,000,000 of annualized rent that are on commercially reasonable terms consistent with the Company’s past practices and (y) covering a gross leasable area of less than 25,000 square feet; (ii) terminate, modify or amend any Company Lease (provided, however, the Company or its Subsidiaries may terminate, modify or amend a Company Lease so long as any terminated Company Lease is promptly replaced and the replacement, and any modified or amended lease is (A) for a net effective rent equal to or in excess of the net effective rent payable under such original Company Lease, and/or (B) for commercially reasonable terms consistent with the Company’s past practices); (iii) terminate or grant any reciprocal easement or similar agreements affecting a

Company Property other than in the ordinary course of business consistent with past practice, which, in any event, shall not adversely affect the current use or operation of the Company Property (unless contractually obligated to do so or in connection with a transaction otherwise permitted by this Agreement); (iv) consent to or enter into the sublease or assignment of any Company Lease other than in the ordinary course of business consistent with past practice; or (v) enter into any construction contract for new construction with respect to any Company Property;

(l)      except as may be required as a result of a change in Law or in GAAP (of which the Company shall promptly notify Parent), change any accounting principles or accounting practices used by them in any material respect;

(m)      (i) acquire or agree to acquire (by merger, consolidation or acquisition of stock or assets) any corporation, partnership, joint venture, association or other business organization or division thereof or any equity interest therein, other than in connection with property acquisitions or dispositions listed on Schedule 5.1(j) or Schedule 5.1(m) (provided, however, that the Company or any of its Subsidiaries may contribute to or fund any joint venture if contractually obligated to do so pursuant to the agreements listed on Schedule 3.16(a)(ii)); (ii) acquire, enter into any option to acquire, or exercise an option or other right or election or enter into any other commitment or contractual obligation (a “Commitment”) for the acquisition of (A) any real property not otherwise set forth on Schedule 5.1(m) or (B) other assets other than assets at a total cost of less than $1,000,000 in the aggregate; (iii) authorize, or enter into any Commitment for, any new capital expenditure relating to the Company Properties, except in accordance with the Approved Pro Forma Capital Budget; (iv) authorize, or enter into any Commitment for, any expenditure relating to the Company Properties, except in the usual, regular and ordinary course of business consistent with past practice in order to maintain the Company Property in working order; or (v) authorize, or enter into any material commitment, contract or agreement that has a duration of greater than one year and that may not be terminated (without termination fee or penalty) by the Company or any Subsidiary thereof, as the case may be, by notice of ninety (90) days or less;

(n)      make, change or rescind any election relating to Taxes, including as it relates to the U.S. federal income tax classification of any of the Subsidiaries, suffer the termination or revocation of any election relating to the Company’s REIT status, settle or compromise any material Tax liability, change an annual accounting period, adopt or change any accounting method with respect to Taxes, amend any Tax Return, enter into any closing agreement, settle or compromise any proceeding with respect to any Tax claim or assessment, surrender any right to claim a refund of Taxes, or consent to any extension or waiver of the limitation period applicable to any Tax claim or assessment (unless the Company reasonably determines, after prior consultation with Parent, that such action is (A) required by Law or (B) necessary to preserve the status of the Company as a REIT or to preserve the status of any partnership or any other Subsidiary of the Company which files Tax Returns as a partnership for U.S. federal tax purposes);

(o)      settle or compromise any claim or other Dispute (whether or not commenced prior to the date of this Agreement), except for (i) amounts less than $100,000 individually, or $500,000 in the aggregate, and that do not involve the imposition of injunctive or equitable relief against the Company or any of its Subsidiaries or (ii) claims or other Disputes, except for those arising from the usual, regular and ordinary course of operations of the Company involving collection matters or personal injury which are covered by adequate insurance (subject to customary deductibles);

(p)      enter into any agreement or arrangement that limits or otherwise restricts the Company or any of its Subsidiaries or any successor thereto from engaging or competing in any line of business or in any geographic area;

(q)      enter into any new line of business or enter into any Related Party Transactions;

(r)      except as otherwise permitted by this Agreement, amend or terminate, or waive compliance with the terms of or breaches under, any Company Material Contract or enter into a new contract, agreement or arrangement that, if entered into prior to the date of this Agreement, would have been required to be listed in the Company Disclosure Schedule pursuant to Section 3.16;

(s)      voluntarily permit any insurance policy naming the Company or any of its Subsidiaries as a beneficiary or a loss payable payee, or the Company’s directors and officers liability insurance policy, to be canceled or terminated, unless such entity shall have obtained an insurance policy with substantially similar terms and conditions to the canceled or terminated policy;

(t)      take any action that would be reasonably likely to (i) result in any of the conditions to the Mergers set forth in Article VII hereof not being able to be satisfied or (ii) materially and adversely affect the Company’s ability to consummate the Mergers;

(u)      authorize, approve, consent to or otherwise permit any transaction or Company Property to be subject to a Participation Interest under any Participation Agreement;

(v)      proceed with any new real property tax protests or related litigation;

(w)      enter into, amend or modify any Tax Protection Agreement, or take any action or fail to take any action that would violate or be inconsistent with any Tax Protection Agreement or otherwise give rise to a material liability with respect thereto; and

(x)      take, propose to take, or agree in writing or otherwise to take, any of the actions described in Sections 5.1(a) through 5.1(w).

Section 5.2      Access to Information.

(a)      During the Interim Period, the Company shall, and shall cause each of its Subsidiaries to, (i) give Parent and its authorized representatives (including counsel, environmental consultants, financial advisors, lenders and auditors) reasonable access during normal business hours, and upon reasonable advance notice, to all properties, facilities, personnel and books and records of the Company and its Subsidiaries and (ii) permit such inspections as Parent may reasonably require and furnish Parent with such financial and operating data and other information with respect to the business, properties and personnel of the Company and its Subsidiaries as Parent may reasonably request; provided that all such access shall be coordinated through the Company or its designated representatives, in accordance with such reasonable procedures as they may establish. No investigation under this Section 5.2(a) or otherwise shall affect any of the representations, warranties, covenants or agreements of the Company or the Partnership or any condition to the obligations of the parties hereto under this Agreement.

(b)      Each of the parties hereto will cooperate with the other during the Interim Period in order to effectively integrate their business organizations and to maintain and enhance their respective relationships with tenants, suppliers and others having business dealings with the Company.

(c)      Each of the parties hereto will hold and will cause its authorized representatives to hold in confidence all documents and information concerning the Company and its Subsidiaries made available to the other party in connection with the Mergers pursuant to the terms of that certain Confidentiality Agreement entered into between the Partnership and Blackstone Real Estate Advisors L.P., dated March 5, 2015 (the “Confidentiality Agreement”); provided that Parent may disclose Evaluation Material (as defined in the Confidentiality Agreement) to potential purchasers of Company Properties only with the Company’s prior written consent, which shall not be unreasonably withheld.

ARTICLE VI.

ADDITIONAL AGREEMENTS

Section 6.1      Proxy Statement.

(a)      As promptly as practicable after the date of this Agreement, the Company shall prepare a proxy statement (together with any amendments thereof or supplements thereto, the “Proxy Statement”) and, after consultation with, and approval by, Merger Sub (which shall not be unreasonably withheld or delayed), file the preliminary Proxy Statement with the SEC. The Company shall use its reasonable best efforts to (i) obtain and furnish the information required to be included by the SEC in the Proxy Statement, respond, after consultation with Parent or Merger Sub, promptly to any comments made by the SEC with respect to the Proxy Statement; and (ii) promptly upon the earlier of (x) receiving notification that the SEC is not reviewing the preliminary Proxy Statement and (y) the conclusion of any SEC review of the preliminary Proxy Statement, cause a definitive Proxy Statement to be mailed to the Company’s stockholders and, if necessary, after the definitive Proxy Statement shall have been so mailed, promptly circulate amended or supplemental proxy materials and, if required in connection therewith, resolicit proxies; provided, however, that no such amended or supplemental proxy materials will be filed with the SEC or mailed by the Company without consultation and review by Parent or Merger Sub. The Company will promptly notify Parent and Merger Sub of the receipt of comments from the SEC and of any request from the SEC for amendments or supplements to the preliminary Proxy Statement or definitive Proxy Statement or for additional information, and will promptly supply Parent and Merger Sub with copies of all written correspondence between the Company or its representatives, on the one hand, and the SEC or members of its staff, on the other hand, with respect to the preliminary Proxy Statement, the definitive Proxy Statement, the Merger or any of the other transactions contemplated by this Agreement. Parent, Merger Sub and Merger Partnership will cooperate with the Company in connection with the preparation of the Proxy Statement, including furnishing to the Company any and all information regarding Parent, Merger Sub and Merger Partnership and their respective Affiliates as may be required to be disclosed therein. The Proxy Statement shall contain the Company Recommendation (as defined below), except to the extent that the Company Board shall have effected a Change in Recommendation, as permitted by and determined in accordance with Section 6.4(c).

(b)      The Company and its Subsidiaries agree that none of the information to be contained in the Proxy Statement or any other documents to be filed with the SEC in connection herewith (the “Other SEC Filings”) (including by incorporation by reference), and Parent and its Subsidiaries agree that none of the information to be supplied by them to the Company explicitly for inclusion therein or any Other SEC Filing shall, (i) when filed with the SEC or other regulatory agency, (ii) when it (or any amendment thereof or supplement thereto) is mailed to the stockholders of the Company and (iii) at the time of the Company Stockholders’ Meeting contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. If at any time prior to the Company Stockholders’ Meeting any event or circumstance relating to the Company or Parent or any of their respective Subsidiaries, or their respective officers or directors, should be discovered by the Company or Parent, as the case may be, which, pursuant to Exchange Act, should be set forth in an amendment or a supplement to the Proxy Statement, the Company or Parent, as the case may be, shall promptly inform the other party hereto, and an appropriate amendment or supplement describing such information shall be filed with the SEC and, to the extent required by applicable Law, disseminated to the Company’s stockholders. All documents that the Company is responsible for filing with the SEC in connection with the Mergers will comply as to form and substance in all material respects with the applicable requirements of the Exchange Act and the rules and regulations thereunder.

Section 6.2      Company Stockholders’ Meeting. The Company shall, as soon as practicable following the date of this Agreement, duly call, give notice of, convene and hold a meeting of the holders of the Company Common Stock (the “Company Stockholders’ Meeting”) for the purpose of seeking the Company Requisite Vote. The Company shall, through the Company Board, (i) recommend to holders of the Company Common Stock that they give the

Company Requisite Vote (the “Company Recommendation”) and (ii) use its reasonable best efforts to solicit the Company Requisite Vote (including by soliciting proxies from the Company’s stockholders), except to the extent that the Company Board shall have effected a Change in Recommendation, as permitted by and determined in accordance with Section 6.4(c). The Company shall keep Parent updated with respect to proxy solicitation results as reasonably requested by Parent. Notwithstanding anything to the contrary contained in this Agreement, the Company may adjourn or postpone the Company Stockholders’ Meeting (A) after consultation with Parent, to the extent necessary to ensure that any necessary supplement or amendment to the Proxy Statement is provided to the holders of Company Common Stock sufficiently in advance of a vote on this Agreement and the Company Merger to ensure that such vote occurs on the basis of full and complete information as required under applicable Law or (B) after consultation with Parent, if additional time is reasonably required to solicit proxies in favor of the adoption of this Agreement and the Company Merger; provided, that, in the case of this clause (B), without the consent of Parent, in no event shall the Company Stockholders’ Meeting (as so postponed or adjourned) be held on a date that is more than 30 days after the date for which the Company Stockholders’ Meeting was originally scheduled. Unless this Agreement shall have been terminated in accordance with Article VIII, the obligation of the Company to call, give notice of, convene and hold the Company Stockholders’ Meeting and mail the Proxy Statement to the Company’s stockholders shall not be affected by a Change in Recommendation.

Section 6.3      Other Filings; Additional Agreements.

(a)      As soon as practicable following the date of this Agreement, the Company, Parent and Merger Sub each shall properly prepare and file any other filings required under the Exchange Act or any other federal, state or foreign law relating to the Mergers (including filings, if any, required under the HSR Act) (collectively, the “Other Filings”). Each of the Company, Parent and Merger Sub shall promptly notify the other of the receipt of any comments on, or any request for amendments or supplements to, any of the Other Filings by the SEC or any other Governmental Entity or official, and each of the Company, Parent and Merger Sub shall supply the other with copies of all correspondence between it and each of its representatives, on the one hand, and the SEC or the members of its staff or any other appropriate governmental official, on the other hand, with respect to any of the Other Filings. The Company, Parent and Merger Sub each shall promptly obtain and furnish the other (a) the information which may be reasonably required in order to make such Other Filings and (b) any additional information which may be requested by a Governmental Entity and which the parties reasonably deem appropriate.

(b)      Subject to the terms and conditions of this Agreement, each party hereto will use its reasonable best efforts to take, or cause to be taken, all actions, and do, or cause to be done, all things necessary, proper or advisable under this Agreement and applicable Laws and regulations to consummate the Mergers and to cause to be satisfied all conditions precedent to its obligations under this Agreement, in each case as soon as practicable, after the date hereof, including, consistent with the foregoing, (i) preparing and filing as promptly as practicable with the objective of being in a position to consummate the Mergers as promptly as practicable following the date of the Company Stockholders’ Meeting, all documentation to effect all necessary applications, notices, petitions, filings, and other documents and to obtain as promptly as practicable all consents, waivers, licenses, orders, registrations, approvals, permits, rulings, authorizations and clearances necessary to be obtained from any Governmental Entity or Third Party, including any that are required to be obtained under any federal, state or local law or regulation or any contract, agreement or instrument to which the Company or its Subsidiaries is a party or by which any of their respective properties or assets are bound, each of which is set forth on Schedule 6.3(b) (collectively, the “Required Consents”), (ii) using its reasonable best efforts to obtain the Required Consents, (iii) defending all lawsuits or other legal proceedings challenging this Agreement or the consummation of the Mergers (“Transaction Litigation”), (iv) effecting all necessary registrations and Other Filings and submissions of information requested by a Governmental Entity, and (v) using its reasonable best efforts to cause to be lifted or rescinded any injunction or restraining order or other order adversely affecting the ability of the parties to consummate the Mergers. Notwithstanding anything to the contrary in this Agreement, in connection with obtaining any Required Consents from any Person (other than Required Consents from a Governmental Entity) (such Required Consent, a “Third Party Consent”) (i) without the prior written consent of Parent, none of the Company or any of its Subsidiaries shall pay or commit to pay to such Person whose approval or consent is being solicited any cash or other consideration, make any commitment or incur any liability or other obligation and (ii) none of Parent or any of its Affiliates shall be required to pay or commit to pay to such Person whose approval or consent is being solicited any cash or other consideration, make any commitment or incur any liability or other obligations. In the event that the Company fails to obtain any Third Party Consent, the Company shall use its commercially reasonable efforts, and shall take such actions as are reasonably requested by Parent, to minimize any adverse effect upon the Company and Parent, Merger Sub and Merger Partnership and their respective businesses resulting, or which would reasonably be expected to result, after the Company Merger Effective Time, from the failure to obtain such Third Party Consent.

(c)      Each party shall keep the other parties reasonably informed regarding any Transaction Litigation unless doing so would, in the reasonable judgment of such party, jeopardize any privilege of the Company or any of its Subsidiaries with respect thereto. The Company shall promptly advise Parent orally and in writing of the initiation of and any material developments regarding, and shall reasonably consult with and permit Parent and its Representatives to participate in the defense, negotiations or settlement of, any Transaction Litigation, and the Company shall give consideration to Parent’s advice with respect to such Transaction Litigation. The Company shall not, and shall not permit any of its Subsidiaries nor any of its or their Representatives to, compromise, settle or come to a settlement arrangement regarding any Transaction Litigation or consent thereto unless Parent shall otherwise consent in writing (which shall not be unreasonably withheld or delayed).

(d)      Each of the parties hereto shall have the right to review in advance, and each of the parties hereto will consult the others on, all the information relating to the other parties hereto that appears in any filing made with, or written materials submitted to, any Third Party or Governmental Entity in connection with the Mergers and the other transactions contemplated by this Agreement. Parent and the Company each shall keep the other apprised of the status of matters relating to completion of the transactions contemplated by this Agreement, including promptly furnishing the other with copies of notices or other communications received by Parent or the Company, as the case may be, or any of its Subsidiaries, from any Third Party or any Governmental Entity with respect to the transactions contemplated by this Agreement. To the extent reasonably practicable, none of the parties hereto shall, nor shall they permit their respective Representatives to, participate independently in any meeting or engage in any substantive conversation with any Governmental Entity in respect of any filing, investigation or other inquiry without giving the other party hereto prior notice of such meeting or conversation and, to the extent permitted by applicable Law, without giving the other parties hereto the opportunity to attend or participate (whether by telephone or in person) in any such meeting with such Governmental Entity.

(e)      The Company and the Company Board shall (i) take all action necessary so that no Takeover Statute is or becomes applicable to Parent, Merger Sub, Merger Partnership, this Agreement, the Mergers or any of the other transactions contemplated hereby and (ii) if any Takeover Statute becomes applicable to Parent, Merger Sub, Merger Partnership, this Agreement, the Mergers or any of the other transactions contemplated hereby, take all action necessary so that the Mergers and the other transactions contemplated hereby may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise to minimize the effect of such Takeover Statute on this Agreement, the Mergers and the other transactions contemplated hereby.

(f)      Prior to the Closing Date, the Company shall cooperate with Parent and use reasonable best efforts to take, or cause to be taken, all actions, and do or cause to be done all things reasonably necessary, proper or advisable on its part under applicable Laws and rules and policies of the NYSE to cause the delisting of the Company and of the Company Common Stock and Company Series B Preferred Stock from the NYSE as promptly as practicable after the Company Merger Effective Time and the deregistration of the Company Common Stock and Company Series B Preferred Stock under the Exchange Act as promptly as practicable after such delisting.

Section 6.4      Solicitation; Acquisition Proposals; Change in Recommendation.

(a)      From the date of this Agreement until the expiration of the Interim Period, subject to Section 6.4(b), the Company will not, nor will it permit any of its Subsidiaries to, authorize or cause any officer, director, employee, agent, investment banker, financial advisor, attorney, accountant or other advisor or representative (collectively, “Representatives”) of the Company or any of its Subsidiaries to, directly or indirectly, (i) solicit or initiate any inquiries with respect to an Acquisition Proposal or the making of any proposal or offer that constitutes, or may reasonably be expected to lead to, an Acquisition Proposal, (ii) after 11:59 p.m., New York City time on May 9, 2015, (x) knowingly encourage or facilitate (including by way of furnishing nonpublic information) any inquiries with respect to an Acquisition Proposal or the making of any proposal or offer that constitutes, or may reasonably be expected to lead to, an Acquisition Proposal or (y) participate in discussions or negotiations with, or provide any nonpublic information to, any Person (including with or to any Person who the Company has participated in discussions or negotiations with, or provided nonpublic information to, prior to 11:59 p.m., New York City time on May 9, 2015) relating to any Acquisition Proposal or the making of any proposal or offer that constitutes, or may reasonably be expected to lead to, an Acquisition Proposal, or (iii) enter into any letter of intent, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement, share purchase agreement, asset purchase agreement, share exchange agreement, option agreement or other similar agreement (other than an Acceptable Confidentiality Agreement entered into in accordance with Section 6.4(b)) providing for or relating to an Acquisition Proposal (an “Alternative Acquisition Agreement”). The Company shall (A) promptly, and in any event within 48 hours after receipt by the Company (or its advisors) of any Acquisition Proposal, notify Parent orally and in writing of such receipt, including the material terms and conditions thereof, to the extent known (including, if applicable, providing copies of any written inquiries, requests, proposals or offers and any proposed agreements related thereto, which may be redacted to the extent necessary to protect confidential information of the Person making such Acquisition Proposal), (B) promptly, and in any event within 48 hours after receipt of any request for non-public information relating to it or any of its Subsidiaries or for access to its or any of its Subsidiaries’ properties, books or records by any Person that, to the Company’s knowledge, is reasonably likely to make, or has made, an Acquisition Proposal, notify Parent orally and in writing of such receipt, and (C) notify Parent promptly, and in any event within 48 hours, of any change to the financial and other material terms and conditions of any Acquisition Proposal after the making of such change and otherwise keep Parent reasonably informed of the status of any such Acquisition Proposal, including by providing copies of all drafts of proposed agreements related to thereto (which may be redacted to the extent necessary to protect confidential information of the Person making such Acquisition Proposal). Notwithstanding anything to the contrary contained in this Agreement, (1) the Company shall not be required to disclose to Parent or Merger Sub the identity of any Person making any Acquisition Proposal and (2) the Company and its Representatives may in any event have discussions with any Person that has made an unsolicited inquiry, proposal or offer that constitutes, or may reasonably be expected to lead to, an Acquisition Proposal in order to clarify and understand the terms and conditions of the inquiry, proposal or offer made by such Person and to determine whether such inquiry, proposal or offer constitutes an Acquisition Proposal. None of the Company or any of its Subsidiaries shall, after the date of this Agreement, enter into any confidentiality or similar agreement that would prohibit it from providing such information to Parent.

(b)      Notwithstanding anything to the contrary contained in Section 6.4(a), but subject to the Company’s compliance with the provisions of this Section 6.4, at any time prior to the time the Company Requisite Vote is obtained, if the Company receives a written unsolicited bona fide Acquisition Proposal after the date of this Agreement from any Person that did not result from a breach of Section 6.4(a), then (i) the Company may provide nonpublic information in response to a request therefor by such Person if such Person has executed and delivered to the Company a confidentiality agreement on customary terms (such confidentiality agreement, an “Acceptable Confidentiality Agreement”) (provided, however, that if the Company enters into a confidentiality agreement with such Person on terms more favorable to such Person than the Confidentiality Agreement is to Blackstone Real Estate Advisors L.P., then the Company shall offer to amend the Confidentiality Agreement to extend such more favorable terms to Blackstone Real Estate Advisors L.P.) and if the Company also promptly (and in any event within 48 hours after the time such information is provided to such Person) makes such information available to Parent, if such information has not previously been provided to Parent; and (ii) the Company may participate in discussions or negotiations with such Person and its Representatives regarding such Acquisition Proposal, if prior to taking any of the actions described in clause (i) or (ii) above, the Company Board determines in good faith, (A) after consultation with its outside legal counsel, that the failure to take such action would be inconsistent with its duties under applicable Law, and (B) after consulting with its outside legal counsel and its financial advisor that such Acquisition Proposal either constitutes a Superior Proposal or could reasonably be expected to result in a Superior Proposal. This Section 6.4(b) shall not be applicable to the provision of nonpublic information or the participation in discussions or negotiations prior to 11:59 p.m., New York City time on May 9, 2015 (but will be applicable after such time, including with respect to any Acquisition Proposal made prior to such time), except that the Company shall not provide nonpublic information to any Person relating to an Acquisition Proposal or the making of any proposal or offer that constitutes, or may reasonably be expected to lead to, an Acquisition Proposal unless such Person has executed and delivered to the Company an Acceptable Confidentiality Agreement (provided, however, that if the Company enters into a confidentiality agreement with such Person on terms more favorable to such Person than the Confidentiality Agreement is to Blackstone Real Estate Advisors L.P., then the Company shall offer to amend the Confidentiality Agreement to extend such more favorable terms to Blackstone Real Estate Advisors L.P.) and the Company also promptly (and in any event within 48 hours after the time such information is provided to such Person) makes such information available to Parent, if such information has not previously been provided to Parent.

(c)      Except as permitted by this Section 6.4(c), the Company Board will not (i) withhold, withdraw or modify, or propose to withhold, withdraw or modify, in a manner adverse to Parent or Merger Sub, its Company Recommendation, (ii) approve or recommend, or propose to approve or recommend, any Acquisition Proposal, (iii) fail to include the Company Recommendation in the Proxy Statement or (iv) fail to publicly recommend against any Acquisition Proposal (including, for these purposes, by taking no position with respect to the acceptance of such Acquisition Proposal by the Company’s stockholders, which shall constitute a failure to recommend against such Acquisition Proposal), or to publicly re-affirm the Company Recommendation, in each case, within ten (10) Business Days following an Acquisition Proposal that has been publicly announced (or such fewer number of days as remains prior to the Company Stockholders’ Meeting, as it may be adjourned or postponed in accordance with this Agreement) (any of the actions described in clauses (i), (ii), (iii) or (iv) of this Section 6.4(c), a “Change in Recommendation”); provided, however, that, at any time prior to obtaining the Company Requisite Vote, nothing contained in this Agreement (other than the provisions contained in this Section 6.4(c)) shall prevent the Company or the Company Board from (A)(i) terminating this Agreement pursuant to Section 8.1(e) or (ii) effecting a Change in Recommendation if prior to taking any such action (x) the Company has received an unsolicited bona fide written Acquisition Proposal that was not solicited in breach of this Section 6.4 and that the Company Board determines in good faith, after consultation with its outside legal counsel and its financial advisor, constitutes a Superior Proposal and (y) the Company Board determines in good faith, after consultation with its outside legal counsel, that failure to do so would be inconsistent with its duties under applicable Law or (B) effecting a Change in Recommendation other than in response to an Acquisition Proposal, if prior to taking such action the Company Board determines in good faith, after consultation with its outside legal counsel, that failure to do so would be inconsistent with its duties under applicable Law. The Company and the Company Board shall not be entitled to terminate this Agreement pursuant to Section 8.1(e) or effect a Change in Recommendation pursuant to this Section 6.4(c) unless (1) promptly, and in any event at least three (3) Business Days prior to taking any such action, the Company shall have notified Parent orally and in writing of its intention to terminate this Agreement pursuant to Section 8.1(e) or effect a Change in Recommendation pursuant to this Section 6.4(c) (a “Notice of Change in Recommendation”), which notice shall specify in reasonable detail the reasons therefor and, in the case of clause (A) in the proviso of the immediately preceding sentence, describing the material terms and conditions of, and attaching a complete copy of, the Superior Proposal that is the basis of such action (it being understood that such material terms shall include the identity of the Third Party), (2) during the three (3) Business Day period, the Company shall negotiate, and shall cause its Representatives to negotiate, with Parent in good faith (to the extent Parent desires to negotiate) to make such adjustments in the terms and conditions of this Agreement to obviate the need to make such Change in Recommendation or terminate this Agreement pursuant to Section 8.1(e) and (3) following the end of the aforesaid three (3) Business Day period, the Company Board shall have determined in good faith, after consultation with its outside financial and legal advisors, taking into account any changes to this Agreement proposed by Parent in response to the Notice of Change in Recommendation or otherwise, that (a) in the case of clause (A) in the proviso of the immediately preceding sentence, the Acquisition Proposal giving rise to the Notice of Change in Recommendation continues to constitute a Superior Proposal even if such changes proposed by Parent were to be given effect and (b) in the case of clause (B) of the proviso of the immediately preceding sentence, after consultation with its outside legal counsel, that failure to take such action would be inconsistent with its duties under applicable Law; provided that any amendment to the financial or any other material terms of such Acquisition Proposal shall require a new Notice of Change in Recommendation and the Company shall be required to comply again with the requirements of this Section 6.4(c) (except that in the case of such an amendment, the references to three (3) Business Days in this Section 6.4(c) shall instead be two (2) Business Days).

(d)      Nothing contained in this Agreement shall prohibit the Company or the Company Board from taking and disclosing to its stockholders a position contemplated by Rule 14d-9 or Rule 14e-2 promulgated under the Exchange Act or from making any disclosure to the Company’s stockholders which, in the good faith judgment of the Company Board, after consultation with outside legal counsel, the failure to make would be inconsistent with its duties under applicable Law; provided, however, that neither the Company nor the Company Board shall be permitted to recommend that the stockholders of the Company tender any securities in connection with any tender offer or exchange offer that is an Acquisition Proposal (or otherwise approve or recommend, or propose to approve or recommend (publicly or otherwise) such Acquisition Proposal) or effect a Change in Recommendation with respect thereto, except as permitted by Section 6.4(c).

(e)      The Company and its Subsidiaries shall, and the Company shall use its reasonable best efforts to cause its and its Subsidiaries’ respective officers, directors and other Representatives to, (i) at 11:59 p.m., New York City time on May 9, 2015, immediately cease and terminate any existing discussions, negotiations or communications with any Person conducted that may be ongoing with respect to any Acquisition Proposal and (ii) upon execution of this Agreement, take such action as is necessary to enforce any confidentiality provisions or provisions of similar effect to which the Company or any of its Subsidiaries is a party or of which the Company or any of its Subsidiaries is a beneficiary.

Section 6.5      Resignations. Upon the written request of Parent, (a) the Company shall cause any or all of the directors (or persons occupying similar positions in any limited liability company or other entity) and/or officers of each direct or indirect wholly owned Subsidiary of the Company to resign or be removed or, as to officers, to resign or be terminated, effective as of the Closing, and (b) if the Company or any of its affiliated entities has the right to appoint any director (or person occupying a similar position in any limited liability company or other entity), or to cause the resignation or termination of any officer of any other entity in which the Company (directly or indirectly) owns an equity interest, the Company shall cause, effective as of the Closing, such director to resign or to be removed and/or such officer to resign or be terminated.

Section 6.6      Public Announcements. The Company and Parent shall consult with each other before issuing any press release or otherwise making any public statements with respect to this Agreement or the Mergers and shall not issue any such press release or make any such public statement without the prior consent of the other party; provided, however, that a party may, without the prior consent of the other party, issue such press release or make such public statement as may be required by applicable Law or the applicable rules of any stock exchange or quotation system if the party issuing such press release or making such public statement has provided the other party with an opportunity to review and comment (and the parties shall cooperate as to the timing and contents of any such press release or public statement) upon any such press release or public statement.

Section 6.7      Directors’ and Officers’ Indemnification.

(a)      Parent, Merger Sub and Merger Partnership each agree that all rights to indemnification existing in favor of, and all limitations on the personal liability of, each present or former officer or director of the Company or any Company Subsidiary and any person who becomes an officer or director of the Company or any Company Subsidiary after the date hereof but prior to the Company Merger Effective Time (each an “Indemnified Party” and, collectively, the “Indemnified Parties”) provided for in the respective charters or bylaws (or other applicable organizational documents) or existing indemnification agreements listed on

Schedule 6.7(a) of the Company or any of the Company’s Subsidiaries, in each case, in effect as of the date hereof and covering actions or omissions by any such Person in its capacity as an officer or director of the Company or any of its Subsidiaries occurring at or prior to the Company Merger Effective Time, shall survive the Mergers and continue in full force and effect and, from and after the Company Merger Effective Time, such indemnification shall become the obligation of the Surviving Company, and from and after the Company Merger Effective Time, the Surviving Company shall, to the fullest extent permitted by applicable Law, indemnify, defend and hold harmless each Indemnified Party against all losses, claims, damages, liabilities, fees, expenses, Judgments and fines arising in whole or in part out of actions or omissions by such Indemnified Party in its capacity as an officer or director of the Company or any of its Subsidiaries occurring at or prior to the Company Merger Effective Time (including in respect of the transactions contemplated by this Agreement), and shall reimburse each Indemnified Party for any legal or other expenses incurred by such Indemnified Party in connection with investigating or defending any such losses, claims, damages, liabilities, fees, expenses, Judgments and fines as such expenses are incurred (and advance legal or other expenses incurred by any Indemnified Party in connection with matters for which such Indemnified Party is eligible to be indemnified pursuant to this Section 6.7(a) within ten (10) days after receipt by the Surviving Company of a written request for such advance); provided, however, that all rights to indemnification in respect of any claims asserted or made within such period shall continue until the final disposition of such claim; provided, further, that (i) the Surviving Company shall not be liable for any settlement effected without its prior written consent (which consent shall not be unreasonably withheld); (ii) except for counsel engaged for one or more Indemnified Parties on the date hereof, the Surviving Company shall not be obligated under this Section 6.7(a) to pay the fees and expenses of more than one counsel (selected by a plurality of the applicable Indemnified Parties) for all Indemnified Parties in any jurisdiction with respect to any single legal action except to the extent that two or more of such Indemnified Parties shall have conflicting interests in the outcome of such action; and (iii) the Surviving Company shall have no obligation hereunder to any Indemnified Party unless the Surviving Company receives an undertaking by or on behalf of such Indemnified Party to repay such legal or other expenses if it is ultimately determined under applicable Law that such Indemnified Party is not entitled to be indemnified. Any Indemnified Party wishing to claim indemnification under this Section 6.7(a), upon learning of any claim, action or proceeding, shall notify the Surviving Company thereof in writing; provided, that the failure to so notify the Surviving Company shall not affect the indemnification obligations of the Surviving Company under this Section 6.7(a), except to the extent such failure to notify materially prejudices the Surviving Company.

(b)      Parent shall cause the Surviving Company to maintain the Company’s officers’ and directors’ liability insurance policies (accurate and complete copies of which have been previously provided to Parent) in effect on the date hereof (the “D&O Insurance”) for a period of not less than six (6) years after the Closing Date; provided that the Surviving Company may substitute therefor policies of at least the same coverage and amounts containing terms no less advantageous to such former directors or officers so long as such substitution does not result in gaps or lapses of coverage with respect to matters occurring on or prior to the Company Merger Effective Time; provided further that in no event shall Parent or the Surviving Company be required to pay annual premiums in the aggregate of more than an amount equal to 300% of the current annual premiums paid by the Company for such insurance (the “Maximum Amount”), to maintain or procure insurance coverage pursuant hereto; provided further that if the amount of the annual premiums necessary to maintain or procure such insurance coverage exceeds the Maximum Amount, Parent and the Surviving Company shall procure and maintain for such six-year period as much coverage as can be reasonably obtained for the Maximum Amount. Parent shall have the option to cause coverage to be extended under the Company’s D&O Insurance by obtaining a six-year “tail” policy or policies on terms and conditions no less advantageous than the Company’s existing D&O Insurance, subject to the limitations set forth in the provisos above in this Section 6.7(b), and such “tail” policy or policies shall satisfy the provisions of this Section 6.7(b).

(c)      The obligations of Parent and the Surviving Company under this Section 6.7 shall survive the Closing and the consummation of the Mergers and shall not be terminated or modified in such a manner as to adversely affect any Indemnified Party to whom this Section 6.7 applies (it being expressly agreed that the Indemnified Parties to whom this Section 6.7 applies shall be third party beneficiaries of this Section 6.7, each of whom may enforce the provisions of this Section 6.7). In the event that the Surviving Company or any of its successors or assigns (i) consolidates with or merges into any other Person and is not the continuing or surviving company or entity of such consolidation or merger or (ii) transfers or conveys all or substantially all its properties and assets to any Person, or if Parent dissolves the Surviving Company, then, and in each such case, Parent shall cause proper provision to be made so that the successors and assigns of the Surviving Company assume the obligations set forth in this Section 6.7.

Section 6.8      Employee Matters.

(a)      All employees of the Company and the Company’s Subsidiaries who are employed immediately prior to the Closing Date and who continue employment with Parent or its Subsidiaries following the Closing (“Company Employees”) shall, solely during any period of employment following the Closing Date with Parent or any of its Subsidiaries, at the option of Parent, either continue to be eligible to participate in an “employee benefit plan”, as defined in Section 3(3) of ERISA (an “Employee Benefit Plan”), of the Company which is, at the option of Parent, continued by Parent or an Affiliate thereof, or alternatively shall be eligible to participate in the same manner as other similarly situated employees of Parent or its Affiliates in a similar Employee Benefit Plan sponsored or maintained by Parent or an Affiliate thereof or in which employees of Parent or its Affiliates participate after the Closing Date. With respect to each benefit plan, program, practice, policy or arrangement maintained by Parent or its Affiliates following the Closing and in which any of the Company Employees participate (the “Parent Plans”), and except to the extent necessary to avoid duplication of benefits, service with the Company or any of its Subsidiaries and the predecessor of any of them shall be included for purposes of determining eligibility to participate, vesting (if applicable) and entitlement to benefits (but not for accrual of or entitlement to pension benefits, post-employment welfare benefits, special or early retirement programs, window separation programs, or similar plans which may be in effect from time to time). Parent shall, or shall cause its Subsidiaries, as the case may be, to (i) waive all limitations as to preexisting conditions, exclusions and waiting periods with respect to participation and coverage requirements applicable to all Company Employees and their dependents under any Parent Plan that is a welfare plan that such Company Employees may be eligible to participate in after the Closing Date, other than limitations or waiting periods that are already in effect with respect to such employees and that have not been satisfied as of the Closing Date under any welfare plan maintained by the Company for such employees immediately prior to the Closing Date and (ii) provide each such Company Employee and his or her dependents with full credit for any co-payments and deductibles paid prior to the Closing Date for the plan year within which the Company Merger Effective Time occurs in satisfying any applicable deductible or out-of-pocket requirements, and for any lifetime maximums, under any welfare plans that such employees are eligible to participate in after the Closing Date.

(b)      At and after the Closing Date, Parent shall cause the Surviving Company to honor in accordance with their terms the employment agreements listed in Schedule 6.8(b).

(c)      No Third-Party Beneficiaries. Without limiting the generality of Section 9.6, no provision of this Section 6.8, express or implied, (i) is intended to confer any rights, benefits, remedies, obligations or liabilities hereunder upon any Person (including, without limitation, any Company Employee and any dependent or beneficiary thereof) other than the parties hereto and their respective successors and assigns, (ii) shall constitute an amendment of, or an undertaking to amend, any Company Employee Benefit Plan or any employee benefit plan, program or arrangement maintained by Parent or its Subsidiaries or (iii) is intended to prevent Parent or its Subsidiaries from amending or terminating any Company Employee Benefit Plan in accordance with its terms.

Section 6.9      Notification of Certain Matters. The Company shall give prompt notice to Parent, and Parent shall give prompt notice to the Company, if (i) any representation or warranty contained in this Agreement that is qualified by materiality or Material Adverse Effect becomes untrue or inaccurate in any respect or any such representation or warranty contained in this Agreement that is not so qualified becomes untrue or inaccurate in any material respect, or (ii) any failure of the Company or Parent, as the case may be, materially to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it hereunder; provided, however, that the delivery of any notice pursuant to this Section shall not affect the representations, warranties, covenants or agreements of the parties hereto or the conditions to the obligations of the parties hereto under this Agreement and shall not limit or otherwise affect the remedies available hereunder to the party receiving such notice.

Section 6.10      Restrictions on Dividends. During the Interim Period, the Company may make distributions reasonably required for the Company to maintain its status as a REIT under the Code or to avoid the payment of income or excise tax under Sections 857 or 4981 of the Code. If the Company declares a distribution pursuant to the preceding sentence, the Per Company Common Share Merger Consideration shall be decreased by an amount equal to the per share amount of such distribution; provided, that, for the avoidance of doubt, any distribution made in accordance with Section 5.1(c)(ii) (other than any distribution pursuant to the preceding sentence) shall not result in any such adjustment.

Section 6.11      Taxes.

(a)      REIT Matters. The Company shall take all actions, and refrain from taking all actions, as are necessary to ensure that the Company (i) will qualify for taxation as a REIT for U.S. federal income tax purposes for its current taxable year and any other taxable year that includes the Closing Date, and (ii) will not become liable for U.S. federal income Tax under Section 857(b) or 4981 of the Code. During the Interim Period, the Company shall accommodate all reasonable requests of Parent with respect to maintenance of the Company’s REIT status for the Company’s 2015 taxable year and, if applicable, 2016 taxable year.

(b)      Mitigation of Taxes. Parent and the Company shall, upon written request, use their commercially reasonable efforts to obtain any certificate or other document from any Governmental Entity or any other Person as may be necessary to mitigate, reduce or eliminate any Tax that could be imposed (including with respect to the transactions contemplated in this Agreement).

(c)      Tax Returns. The Company shall prepare or cause to be prepared and timely file or cause to be timely filed all Tax Returns for the Company and each Subsidiary of the Company required to be filed for all taxable periods ending prior to the Closing Date, including timely filing of Tax Returns for the fiscal year ended December 31, 2014. Parent shall cause all Tax Returns for the Company and each Subsidiary of the Company required to be filed for the taxable period ending on the Closing Date to be timely filed. Any such Tax Returns shall be prepared in a manner consistent with the historic Tax accounting practices of the Company (except as may be required under applicable Tax Law). The Company shall pay all Taxes shown as due on such Tax Returns. The Company shall provide to Parent copies of such Tax Returns that are to be filed by the Company for all taxable periods ending prior to the Closing Date at least fifteen (15) calendar days prior to the due date of such Tax Returns (including applicable extensions) and the Company shall accept any and all reasonable comments of Parent with respect to such Tax Returns.

(d)      FIRPTA Certificate. On the Closing Date, prior to the Company Merger, the Company shall deliver to Merger Sub a duly executed certificate of non-foreign status, dated as of the Closing Date, substantially in the form of the sample certification set forth in Treasury Regulations Section 1.1445-2(b)(2)(iv)(B).

Section 6.12      Opinion of Financial Advisor. A copy of the Fairness Opinion shall be delivered to Parent promptly after the date such opinion is issued, solely for informational purposes.

Section 6.13      REIT Opinion. The Company shall use its reasonable best efforts to obtain the tax opinion described in Section 7.2(c) dated as of the Closing Date.

Section 6.14       Cooperation Regarding Existing Loan Documents.

(a)      Promptly following Parent’s request, the Company shall deliver to each of its and its Subsidiaries’ lenders under the Existing Loan Documents (and any other party whose consent is required under the Existing Loan Documents) (the “Existing Lenders”) a notice prepared by Parent, in form and substance reasonably approved by the Company, requesting that such Existing Lender deliver to Parent a written statement or documents (the “Assumption Documents”) (i) confirming (A) that, other than the Existing Loan Documents, there are no documents or agreements to which the Company or any of its Subsidiaries is currently bound in favor of such Existing Lender with respect to the Existing Indebtedness, (B) the amount of the Existing Indebtedness, (C) the date to which interest and principal has been paid, and (D) the amount of any escrows being held by such Existing Lender under the Existing Loan Documents; and (ii) consenting to (A) the assumption of the Existing Indebtedness and the consummation of the Mergers and the other transactions contemplated by this Agreement, and (B) to the modifications of the Existing Loan Documents that Parent may reasonably request after the date hereof; provided that the Company shall be informed of any material request or modification; provided, further, that, in the event Parent requests Assumption Documents in accordance with this Section 6.14, (x) the consummation of the Mergers shall not be conditioned on, or delayed or postponed as a result of the receipt of (or failure to receive) such Assumption Documents from all or any portion of the Existing Lenders and (y) the approval and execution of any Assumption Documents are subject to the prior written approval of Parent. Without limiting the foregoing, in connection with any indebtedness that Parent intends not to repay or cause the Company or any of its Subsidiaries not to repay at the Closing, the Company and each of the Company’s Subsidiaries shall reasonably cooperate with Parent in connection with maintaining such continuing indebtedness. In furtherance of the foregoing, at the option of Parent, (1) Parent shall have the right to approach any such lender regarding maintaining the indebtedness (provided that the Company is provided a reasonable opportunity to participate in the discussions and Parent shall provide the Company with updates on the status of discussions upon the Company’s reasonable request) and make all determinations and decisions regarding such indebtedness and any payment of costs or fees relating thereto and (2) the Company shall provide Parent with reasonable access to any such lender and shall, if required by Parent, provide reasonable cooperation in connection with such indebtedness, in each case, in the same manner and with the same conditions as provided in Section 6.15(a).

(b)      Parent shall pay all fees and expenses payable in connection with the Assumption Documents, including premiums for any endorsements to or re-date of the title insurance policy previously issued to the Existing Lenders, servicing fees, rating agency fees, assignment and assumption fees, attorneys’ fees and disbursements and processing fees required to be paid to the Existing Lenders as a condition to issuance of the Assumption Documents (collectively, the “Assumption Expenses”).

Section 6.15      Financing.

(a)      Subject to applicable Law, prior to the Closing, the Company shall, and shall cause its Subsidiaries to, and shall use its reasonable best efforts to cause its and its

Subsidiaries’ Representatives to, provide all cooperation reasonably requested in writing by Parent in connection with Parent arranging financing with respect to the Company, the Subsidiaries of the Company or the Company Properties (collectively, the “Financing”), including using reasonable best efforts to (i) furnish such financial, statistical and other pertinent information and projections relating to the Company and its Subsidiaries as may be reasonably requested by Parent, within the Company’s and its Subsidiaries’ control and customarily prepared by or for the Company or its Subsidiaries in the ordinary course of business, (ii) make appropriate officers of the Company and its Subsidiaries available for due diligence meetings and for participation in meetings, presentations, road shows and sessions with rating agencies and prospective sources of financing, (iii) assist Parent and its financing sources with the preparation of materials for rating agency presentations, offering documents, private placement memoranda, bank information memoranda, prospectuses and similar documents necessary, proper or advisable in connection with the Financing, (iv) reasonably cooperate with the marketing efforts of Parent and its financing sources for any Financing to be raised by Parent to complete the Mergers and the other transactions contemplated by this Agreement, (v) provide and execute documents as may be reasonably requested by Parent and reasonably acceptable to the Company in connection with such Financing (at Parent’s sole cost and expense), (vi) as may be reasonably requested by Parent, form new direct or indirect Subsidiaries pursuant to documentation reasonably satisfactory to Parent and the Company and effective as of or immediately prior to and conditioned on the occurrence of the Company Merger Effective Time, (vii) as may be reasonably requested by Parent, transfer or otherwise restructure its ownership of existing Subsidiaries, properties or other assets, in each case, pursuant to documentation reasonably satisfactory to Parent and the Company and effective as of or immediately prior to and conditioned on the occurrence of the Company Merger Effective Time, (viii) provide timely access to diligence materials, appropriate personnel and properties to allow sources of financing and their representatives to complete all due diligence, (ix) provide assistance with respect to the review and granting of mortgages and security interests in collateral for the Financing, and attempting to obtain any consents associated therewith, (x) to the extent reasonably requested by a lender, attempt to obtain estoppels and certificates from tenants, lenders, managers, franchisors, ground lessors and counterparties to REAs in form and substance reasonably satisfactory to any potential lender, (xi) cooperate in connection with the repayment or defeasance of any existing indebtedness of the Company or any of its Subsidiaries as of the Company Merger Effective Time including delivering such payoff, defeasance or similar notices under any existing loans of the Company or any of its Subsidiaries as reasonably requested by Parent, and (xii) to the extent reasonably requested by a lender, permit Parent and its Representatives to conduct appraisal and environmental and engineering inspections of each real estate property owned and, subject to obtaining required third party consents with respect thereto (which the Company shall use reasonable efforts to obtain), leased by the Company or any of its Subsidiaries (provided, however, that (A) neither Parent nor its Representatives shall have the right to take and analyze any samples of any environmental media (including soil, groundwater, surface water, air or sediment) or any building material or to perform any invasive testing procedure on any such property, (B) Parent shall schedule and coordinate all inspections with the Company and shall give the Company at least five (5) Business Days’ prior written notice thereof, setting forth the inspection that Parent or its Representatives intend to conduct, and (C) the Company shall be entitled to have representatives present at all times during any such inspection); provided, however, that nothing herein shall require such cooperation to the extent it would unreasonably interfere with the business or operations of the Company or its Subsidiaries or require the Company to agree to pay any fees, reimburse any expenses, or give any indemnities prior to the Company Merger Effective Time (except those that the Company is reimbursed for by Parent). None of the representations, warranties or covenants of the Company set forth in this Agreement shall be deemed to apply to, or deemed breached or violated by, any of the actions taken by the Company at the request of Parent set forth in this Section 6.15(a). Parent shall, promptly upon request by the Company, reimburse the Company for all reasonable out-of-pocket costs incurred by the Company or its Subsidiaries in performing their obligations under this Section 6.15(a), and indemnify the Company for any and all liabilities, losses, damages, claims, costs, expenses, interest, awards, judgments and penalties suffered or incurred by the Company or any of its Subsidiaries arising therefrom (and in the event the Mergers and the other transactions contemplated by this Agreement are not consummated, Parent shall reimburse the Company for any reasonable out-of-pocket costs not previously reimbursed).

(b)      All non-public or otherwise confidential information regarding the Company obtained by Parent or its Representatives pursuant to Section 6.15(a) above shall be kept confidential in accordance with the Confidentiality Agreement.

Section 6.16      Other Transactions. Parent shall have the option, in its sole discretion and without requiring the further consent of any of the Company, the Company Board or any board of trustees, board of directors, stockholders or partners of the Company or any of the Company’s Subsidiaries, upon reasonable notice to the Company, to request that the Company, immediately prior to the Closing, (a) convert or cause the conversion of one or more wholly owned Subsidiaries that are organized as corporations into limited liability companies and one or more Subsidiaries that are organized as limited partnerships into limited liability companies, on the basis of organizational documents as reasonably requested by Parent, (b) transfer or cause to be transferred stock, partnership interests or limited liability interests owned, directly or indirectly, by the Company in one or more wholly owned Subsidiaries of the Company on terms designated by Parent, and (c) transfer or cause to be transferred any of the assets of the Company or one or more wholly owned Subsidiaries of the Company on terms designated by Parent; provided, that (i) neither the Company nor any of its Subsidiaries shall be required to take any action in contravention of any organizational document of the Company or any of the Company’s Subsidiaries or other contract, (ii) any such actions or transactions shall be contingent upon all of the conditions set forth in Article VII having been satisfied (or, with respect to Section 7.2, waived) and receipt by the Company of a written notice from Parent to such effect and that Parent and Merger Sub are prepared to proceed immediately with the Closing and any other evidence reasonably requested by the Company that the Closing will occur (it being understood that in any event the transactions described in clauses (a), (b) and (c) will be deemed to have occurred prior to the Closing), (iii) such actions (or the inability to complete such actions) shall not affect or modify in any respect the obligations of Parent and Merger Sub under this Agreement, including payment of the Merger Consideration, (iv) neither the Company nor any of its Subsidiaries shall be required to take any such action that could adversely affect the classification of the Company as a REIT or could subject the Company to any “prohibited transactions” taxes or other material Taxes under Code Sections 857(b), 860(c) or 4981, or could reasonably be expected to subject the Company, any of its Subsidiaries, or any shareholder, member or partner of the Company or any of its Subsidiaries to any other material adverse Tax consequence, and (v) neither the Company nor any Subsidiary shall be required to take any such action that could result in any U.S. federal, state or local income Tax being imposed on the limited partners of the Partnership in excess of any income Taxes they will incur as a result of the Mergers and the other transactions contemplated by this Agreement (other than the transactions contemplated by this Section 6.16). Without limiting the foregoing, none of the representations, warranties or covenants of the Company or any of its Subsidiaries shall be deemed to apply to, or deemed breached or violated by, any of the transactions contemplated by this Section 6.16 or required by Parent pursuant to this Section 6.16. Parent shall, promptly upon request by the Company, reimburse the Company for all reasonable out-of-pocket costs incurred by the Company or its Subsidiaries in performing their obligations under this Section 6.16, and indemnify the Company for any and all liabilities, losses, damages, claims, costs, expenses, interest, awards, judgments and penalties suffered or incurred by the Company or any of its Subsidiaries arising therefrom (and in the event the Mergers and the other transactions contemplated by this Agreement are not consummated, Parent shall reimburse the Company for any reasonable out-of-pocket costs not previously reimbursed).

Section 6.17      Company Preferred Shares.

(a)      Promptly following Parent’s request after the date the Proxy Statement is mailed to the stockholders of the Company, the Company shall provide the notice of Fundamental Change (the “Fundamental Change Notice”) contemplated by Section 8(k)(iv) of the Articles Supplementary relating to the Company Series A Preferred Stock (the “Series A Articles Supplementary”) to the holders of Company Series A Preferred Stock and the Company’s transfer agent. The Fundamental Change Notice shall be prepared by Parent, in form and substance reasonably approved by the Company, and shall specify a Fundamental Change Conversion Date (as defined in the Series A Articles Supplementary) that is 15 days after the date on which the Company gives such notice (or any subsequent date prior to the Closing Date designated by Parent prior to the Closing Date) and shall include the other information required by Section 8(k)(iv) of the Series A Articles Supplementary. Concurrently with or following delivery of the Fundamental Change Notice, at Parent’s request, the Company shall deliver a notice of redemption (the “Series A Redemption Notice”) contemplated by Section 5(c)(i) of the Series A Articles Supplementary to the holders of record of Company Series A Preferred Stock. The Series A Redemption Notice shall be prepared by Parent, in form and substance reasonably approved by the Company, and shall state that if the holder of Company Series A Preferred Stock chooses not to exercise the special conversion right described in the Fundamental Change Notice, each share of Company Series A Preferred Stock held by such holder immediately prior to the Company Merger Effective Time shall be redeemed in the Company Merger on the Closing Date through the payment of an amount, without interest, equal to the greater of (i) the Fundamental Change Redemption Price (as defined in the Series A Articles Supplementary) and (ii) the product of (x) the Per Company Common Share Merger Consideration multiplied by (y) the number of Company Common Shares issuable upon conversion of one Company Series A Preferred Share pursuant to Section 8(k)(ii) of the Series A Articles Supplementary if a holder of one Company Series A Preferred Share were to convert such Company Series A Preferred Share on the Fundamental Change Conversion Date specified in the Fundamental Change Notice (such greater amount, the “Per Company Series A Preferred Share Merger Consideration”), conditioned on the occurrence of the Closing. The Series A Redemption Notice shall specify the amount of the Per Company Series A Preferred Share Merger Consideration, and shall include the other information required by Section 5(c)(i) of the Series A Articles Supplementary. If Parent has not requested the Company to provide the Fundamental Change Notice or not requested the Company to provide the Series A Redemption Notice prior to the 32nd day before the scheduled Closing Date and if the Company has asked Parent to make such request or requests prior to such day, the Company may provide the Fundamental Change Notice and the Series A Redemption Notice as described above.

(b)      Promptly following Parent’s request after the date the Proxy Statement is mailed to the stockholders of the Company, the Company shall deliver a notice of redemption (the “Series B Redemption Notice”) contemplated by Section 6(a) and (b) of the Articles Supplementary relating to the Company Series B Preferred Stock (the “Series B Articles Supplementary”) to the holders of record of Company Series B Preferred Stock. The Series B Redemption Notice shall be prepared by Parent, in form and substance reasonably approved by the Company, and shall state that each share of Company Series B Preferred Stock held by such holder immediately prior to the Company Merger Effective Time shall be redeemed in the Company Merger on the Closing Date through the payment of an amount, without interest, equal to $25.00 per share plus accrued and unpaid dividends, if any, to, but not including, the Closing Date (such amount, the “Per Company Series B Preferred Share Merger Consideration”), conditioned on the occurrence of the Closing. The Series B Redemption Notice shall include the other information required by Section 6(a) and (b) of the Series B Articles Supplementary. If Parent has not requested the Company to provide the Series B Redemption Notice prior to the 32nd day before the scheduled Closing Date and if the Company has asked Parent to make such request prior to such day, the Company may provide the Series B Redemption Notice as described above.

Section 6.18      Senior Notes. Promptly following Parent’s request (i) after the date the Proxy Statement is mailed to the stockholders of the Company, the Company shall deliver a notice of optional prepayment (the “Senior Notes Prepayment Notice”) contemplated by Section 8.2 of the Note Purchase Agreement, dated November 12, 2013, by and among the Partnership, the Company and the other parties thereto relating to the Senior Notes (the “Note Purchase Agreement”) to the holders of Senior Notes and (ii) the Company shall, no later than two Business Days prior to the Closing Date, deliver to each holder of Senior Notes the officer’s certificate contemplated by Section 8.2 (the “Senior Notes Officer’s Certificate”). The Senior Notes Prepayment Notice and the Senior Notes Officer’s Certificate shall be prepared by Parent, in form and substance reasonably approved by the Company, and the Senior Notes Prepayment

Notice shall state that such holder’s Notes shall be prepaid on the Closing Date, conditioned on the occurrence of the Closing. The Senior Notes Prepayment Notice and the Senior Notes Officer’s Certificate shall include the other information required by Section 8.2 of the Note Purchase Agreement.

ARTICLE VII.

CONDITIONS TO CONSUMMATION OF THE MERGERS

Section 7.1      Conditions to Each Party’s Obligations to Effect the Mergers. The respective obligations of each party hereto to consummate the Merger are subject to the fulfillment at or prior to the Closing Date of each of the following conditions, any or all of which may be waived in whole or in part by the party being benefited thereby (which waiver shall be in such party’s sole discretion), to the extent permitted by applicable Law:

(a)      Company Requisite Vote. The Company shall have obtained the Company Requisite Vote.

(b)      Other Regulatory Approvals. All material approvals, authorizations and consents of any Governmental Entity required to consummate the Mergers shall have been obtained and remain in full force and effect, and all statutory waiting periods relating to such approvals, authorizations and consents shall have expired or been terminated.

(c)      No Injunctions, Orders or Restraints; Illegality. No preliminary or permanent injunction or other order issued by a court or other Governmental Entity of competent jurisdiction shall be in effect, and no Law shall have been enacted or promulgated, which would have the effect of (i) making the consummation of the Mergers illegal, or (ii) otherwise prohibiting the consummation of the Mergers; provided, however, that prior to a party asserting this condition such party shall, in the case of an injunction or order, have used its reasonable best efforts to prevent the entry of any such injunction or other order and to appeal as promptly as possible any such injunction or other order that may be entered.

Section 7.2      Conditions to the Obligations of Parent, Merger Sub and Merger Partnership. The obligations of Parent, Merger Sub and Merger Partnership to effect the Mergers are further subject to the satisfaction of the following conditions, any one or more of which may be waived in whole or in part by Parent at or prior to the Closing Date:

(a)      Representations and Warranties. (i) Except for the representations and warranties referred to in clauses (ii) and (iii) below, each of the representations and warranties of the Company and the Partnership contained in this Agreement shall be true and correct (determined without regard to any qualification by any of the terms “material” or “Material Adverse Effect” therein) as of the date hereof and as of the Closing Date as though made on and as of the Closing Date (except to the extent a representation or warranty is made as of a specific date, in which case such representation or warranty shall be true and correct at and as of such date, without regard to any such qualifications therein), except where the failure of such representations and warranties to be true and correct does not have, or would not reasonably be likely to have, individually or in the aggregate, a Material Adverse Effect, (ii) the representations and warranties of the Company and the Partnership contained in clause (ii) of Section 3.6 (Absence of Changes) shall be true and correct as of the date hereof and as of the Closing Date as though made on and as of the Closing Date (except to the extent a representation or warranty is made as of a specific date, in which case such representation or warranty shall be true and correct at and as of such date) and (iii) each of the representations and warranties of the Company and the Partnership contained in Section 3.2 (Capitalization) and the first sentence of Section 3.15(b) (Tax Matters) shall be true and correct in all material respects as of the date hereof and as of the Closing Date as though made on and as of the Closing Date (except to the extent a representation or warranty is made as of a specific date, in which case such representation or warranty shall be true and correct in all material respects at and as of such date). Parent shall have received a certificate signed on behalf of the Company and the Partnership, dated as of the Closing Date, to the foregoing effect.

(b)      Performance and Obligations of the Company. Each of the Company and the Partnership shall have performed or complied in all material respects with all obligations, agreements and covenants required by this Agreement to be performed by it or complied with on or prior to the Closing Date. Parent shall have received a certificate signed on behalf of the Company and the Partnership, dated as of the Closing Date, to the foregoing effect.

(c)      REIT Opinion. Parent shall have received a tax opinion of Latham & Watkins LLP, tax counsel to the Company, or such other law firm as may be reasonably approved by Parent, dated as of the Closing Date in the form of Exhibit B attached hereto (the “REIT Opinion”), which opinion concludes (subject to customary assumptions, qualifications and representations, including representations made by the Company and its Subsidiaries) that, the Company has been organized and operated in conformity with the requirements for qualification and taxation as a REIT under the Code, for all taxable periods commencing with the Company’s taxable year ended December 31, 2010 through and including the Company Merger Effective Time.

(d)      Absence of Material Adverse Change. From the date of this Agreement through the Closing Date, there shall not have occurred a change, effect, event, circumstance, occurrence or state of facts which has had or would reasonably be likely to have, individually or in the aggregate, a Material Adverse Effect.

Section 7.3      Conditions to Obligations of the Company and the Partnership. The obligations of the Company and the Partnership to effect the Mergers are further subject to the satisfaction of the following conditions, any one or more of which may be waived in whole or in part by the Company at or prior to the Closing Date:

(a)      Representations and Warranties. Each of the representations and warranties of Parent, Merger Sub and Merger Partnership contained in this Agreement shall be true and correct (determined without regard to any qualification by any of the terms “material”

or “Material Adverse Effect” therein) as of the date hereof and as of the Closing Date as though made on and as of the Closing Date (except to the extent a representation or warranty is made as of a specific date, in which case such representation or warranty shall be true and correct at and as of such date, without regard to any such qualifications therein), except where the failure of such representations and warranties to be true and correct does not have, or would not reasonably be likely to have, individually or in the aggregate, a Material Adverse Effect. The Company shall have received a certificate signed on behalf of Parent, Merger Sub and Merger Partnership, dated as of the Closing Date, to the foregoing effect.

(b)      Performance and Obligations of Parent, Merger Sub and Merger Partnership. Each of Parent, Merger Sub and Merger Partnership shall have performed or complied in all material respects with all obligations, agreements and covenants required by this Agreement to be performed by it or complied with on or prior to the Closing Date. The Company shall have received a certificate signed on behalf of Parent, Merger Sub and Merger Partnership, dated as of the Closing Date, to the foregoing effect.

Section 7.4      Frustration of Closing Conditions. No party may rely on the failure of any condition set forth in this Article VII to be satisfied if such failure was caused by such party’s failure to act in good faith or to use reasonable best efforts to consummate the Mergers and the other transactions contemplated hereby.

ARTICLE VIII.

TERMINATION

Section 8.1      Termination. This Agreement may be terminated and abandoned at any time prior to the Closing Date, whether before or after the receipt of the Company Requisite Vote:

(a)      by the mutual written consent of Parent, Merger Sub and the Company;

(b)      by either of the Company, on the one hand, or Parent, on the other hand, by written notice to the other, if any Governmental Entity of competent authority shall have issued an order, decree or ruling or taken any other action in each case permanently restraining, enjoining or otherwise prohibiting the Mergers substantially on the terms contemplated by this Agreement and such order, decree, ruling or other action shall have become final and non-appealable;

(c)      by either of the Company, on the one hand, or Parent, on the other hand, by written notice to the other, if the Mergers have not been consummated by December 31, 2015 (the “Drop-Dead Date”); provided, however, that neither the party seeking to terminate this Agreement pursuant to this Section 8.1(c) nor any of its Affiliates shall have breached in any material respect its obligations under this Agreement in any manner that shall have caused or resulted in the failure to consummate the Mergers on or before such date;

(d)      by written notice from Parent to the Company, if (i) the Company Board shall have made or resolved to make a Change in Recommendation; (ii) the Company shall have entered into an Alternative Acquisition Agreement; or (iii) the Company shall have publicly announced its intention to do any of the foregoing;

(e)      by written notice from the Company to Parent prior to obtaining the Company Requisite Vote, if the Company Board has approved, and concurrently with the termination hereunder, the Company enters into, a definitive agreement providing for the implementation of a Superior Proposal; but only if the Company is not then in breach of Section 6.4, provided that such termination shall not be effective until the Company has paid the Company Termination Fee in accordance with Section 8.3(b);

(f)      by either of the Company, on the one hand, or Parent, on the other hand, by written notice to the other, if the Company Requisite Vote shall not have been obtained at a duly held Company Stockholders’ Meeting or any adjournment or postponement thereof at which the Company Merger is voted upon;

(g)      by written notice from the Company to Parent, if neither the Company nor the Partnership shall have breached in any material respect any of its representations, warranties, covenants or other agreements contained in this Agreement and if Parent shall have breached any of its representations, warranties, covenants or other agreements contained in this Agreement such that a condition set forth in Section 7.3(a) or (b) would be incapable of being satisfied by the Drop-Dead Date;

(h)      by written notice from Parent to the Company, if neither Parent, Merger Sub nor Merger Partnership shall have breached in any material respect any of its representations, warranties, covenants or other agreements contained in this Agreement and if the Company or the Partnership shall have breached any of its representations, warranties, covenants or other agreements contained in this Agreement such that a condition set forth in Section 7.2(a) or (b) would be incapable of being satisfied by the Drop-Dead Date; or

(i)      by written notice from the Company to Parent, if (i) all of the conditions set forth in Section 7.1 and Section 7.2 shall have been satisfied or waived by Parent (other than those conditions that by their nature are to be satisfied at the Closing; provided that such conditions to be satisfied at the Closing would be satisfied as of the date of the notice referenced in clause (ii) of this Section 8.1(i) if the Closing were to occur on the date of such notice), (ii) on or after the date the Closing should have occurred pursuant to Section 1.5, the Company has delivered written notice to Parent to the effect that all of the conditions set forth in Section 7.1 and Section 7.2 have been satisfied or waived by Parent (other than those conditions that by their nature are to be satisfied at the Closing; provided that such conditions to be satisfied at the Closing would be satisfied as of the date of such notice if the Closing were to occur on the date of such notice) and the Company and the Partnership are prepared to consummate the Closing, and (iii) Parent, Merger Sub and the Merger Partnership fail to consummate the Closing on or before the third Business Day after delivery of the notice referenced in clause (ii) of this Section 8.1(i), and the Company and the Partnership were prepared to consummate the Closing during such three Business Day period.

The right of any party hereto to terminate this Agreement pursuant to this Section 8.1 shall remain operative and in full force and effect regardless of any investigation made by or on behalf of any party hereto or any of their respective Representatives, whether prior to or after the execution of this Agreement.

Section 8.2      Effect of the Termination. In the event of termination of this Agreement by either the Company or Parent as provided in Section 8.1, this Agreement shall forthwith become void and have no effect, without any liability or obligation on the part of Parent, Merger Sub, Merger Partnership, the Company or the Partnership (or any Affiliate or Representative of any of the foregoing), except (i) as provided in Section 5.2(c), this Section 8.2, Section 8.3 and Article IX and the provisions relating to the payment of Assumption Expenses in Section 6.14(b) and the indemnification and reimbursement provisions contained in the last sentence of Section 6.15(a) and the last sentence of Section 6.16 and (ii) subject Section 9.8, nothing herein shall relieve any party from any liability for any willful or intentional breach by a party of any of its representations, warranties, covenants or agreements set forth in this Agreement.

Section 8.3      Fees and Expenses.

(a)      Except as otherwise set forth in this Agreement, whether or not the Mergers are consummated, all Expenses incurred in connection with this Agreement and the other transactions contemplated hereby shall be paid by the party incurring such Expenses, including, in the case of Parent, the payment of any Assumption Expenses.

(b)      In the event that this Agreement is terminated (i) by Parent pursuant to Section 8.1(d), (ii) by the Company pursuant to Section 8.1(e) or (iii)(A) by the Company or Parent pursuant to Section 8.1(c) or Section 8.1(f) or by Parent pursuant to Section 8.1(h) and (B)(x) an Acquisition Proposal shall have been received by the Company or its Representatives or any Person shall have publicly proposed or publicly announced an intention (whether or not conditional) to make an Acquisition Proposal (and, in the case of a termination pursuant to Section 8.1(f), such Acquisition Proposal or publicly proposed or announced intention shall not have been publicly withdrawn prior to the Company Stockholders’ Meeting) and (y) within twelve (12) months after a termination referred to in this Section 8.3(b)(iii) the Company enters into a definitive agreement relating to, or consummates, any Acquisition Proposal (with, for purposes of this clause (y), the references to “20%” in the definition of “Acquisition Proposal” being deemed to be references to “50%”), then the Company shall pay as directed by Parent an amount equal to the Twenty-Five Million Dollars ($25,000,000) (the “Company Termination Fee”) by wire transfer of same day funds to an account designated by Parent, (1) in the case of a payment as a result of any event referred to in Section 8.3(b)(iii), within two (2) Business Days after the earlier of entering into a definitive agreement relating to the Acquisition Proposal referred to in clause (y) and consummation of such Acquisition Proposal, and (2) and in the case of a payment as a result of any event referred to in Section 8.3(b)(i) or Section 8.3(b)(ii), promptly, but in no event later than the date of such termination.

(c)      In the event that this Agreement is terminated by the Company pursuant to Section 8.1(g) or Section 8.1(i), then Parent shall pay or cause to be paid to the Company an amount equal to the Parent Termination Fee by wire transfer of same day funds to an account designated by the Company promptly but in no event later than thirty (30) days after such termination. “Parent Termination Fee” shall be an amount equal to Two Hundred Fifty Million Dollars ($250,000,000).

(d)      In the event that this Agreement is terminated, to the extent that the Company or Parent does not make a timely payment of amounts required by Section 8.3(b) or Section 8.3(c), respectively, then interest on such amounts shall accrue at a rate of five percent (5%) per annum, compounding quarterly, until paid in full.

(e)      The Company and Parent agree that the agreements contained in Section 8.3(b), (c) and (d) are an integral part of the transactions contemplated by this Agreement, that the damages resulting from the failure of the transactions contemplated by this Agreement to be consummated in the circumstances in which the payments under Section 8.3(b), (c) and (d) are payable are uncertain and incapable of accurate calculation and that the amounts payable pursuant to this Section 8.3 are a reasonable forecast of the actual damages which may be incurred and that the payments to be made thereunder shall constitute liquidated damages and not a penalty, and that without these agreements, the parties hereto would not have entered into this Agreement. Without limiting Section 9.8(a), the parties further agree that termination of this Agreement and abandonment of the Mergers contemplated herein, with the consequences specifically provided for in this Section 8.3 in the case of such termination, shall be the sole and exclusive remedy for damages for any breach of the Company’s or Parent’s (as the case may be) representations, warranties, covenants or agreements contained in this Agreement, and that the Company, Parent nor any of their respective officers, directors, employees, controlling stockholders, agents or other representatives shall have any liability for damages arising out of, resulting from or relating to any such breach. In the event that Parent or the Company, as the case may be, is required to commence litigation to seek all or a portion of the amounts payable under this Section 8.3, and it prevails in such litigation, it shall be entitled to receive, in addition to all amounts that it is otherwise entitled to receive under this Section 8.3, all reasonable expenses (including attorneys’ fees) which it has incurred in enforcing its rights hereunder.

Section 8.4      Payment of Amount or Expense.

(a)      In the event that Parent is obligated to pay the Company the Parent Termination Fee pursuant to Section 8.3(c) (the “Section 8.3 Amount”), Parent (“Payor”) shall pay to the Company (“Payee”) from the applicable Section 8.3 Amount deposited into escrow, if any, in accordance with the next sentence, an amount equal to the lesser of (A) the Section 8.3 Amount and (B) the sum of (1) the maximum amount that can be paid to the Company without causing the Company to fail to meet the requirements of Sections 856(c)(2) and (3) of the Code determined as if the payment of such amount did not constitute income described in Sections 856(c)(2)(H) or 856(c)(3)(H) or (I) of the Code (“Qualifying Income”), as determined by the Company’s independent certified public accountants, plus (2) in the event the Company receives either (X) a letter from the Company’s counsel indicating that the Company has received a ruling from the IRS described in Section 8.4(b)(ii) or (Y) an opinion from the Company’s outside counsel as described in Section 8.4(b)(ii), an amount equal to the Section 8.3 Amount less the amount payable under clause (1) above. To secure the Payor’s obligation to pay these amounts, the Payor shall deposit into escrow an amount in cash equal to the Section 8.3 Amount with an escrow agent selected by the Payor and on such terms (subject to Section 8.4(b)) as shall be mutually agreed upon by the Company, Parent and the escrow agent, provided that the payment or deposit into escrow shall be at the Payee’s option. The payment or deposit into escrow of the Section 8.3 Amount pursuant to this Section 8.4(a) shall be made at the time the Payor is obligated to pay the Payee such amount pursuant to Section 8.3(c) by wire transfer or bank check.

(b)      The escrow agreement shall provide that the Section 8.3 Amount in escrow or any portion thereof shall not be released to any Payee that is a REIT unless the escrow agent receives any one or combination of the following: (i) a letter from the Payee’s independent certified public accountants indicating the maximum amount that can be paid by the escrow agent to the Payee without causing the Payee to fail to meet the requirements of Sections 856(c)(2) and (3) of the Code in such year determined as if the payment of such amount did not constitute Qualifying Income or a subsequent letter from the Payee’s accountants revising that amount, in which case the escrow agent shall release such amount to the Payee, or (ii) a letter from the Payee’s counsel indicating that the Payee received a ruling from the IRS holding that the receipt by the Payee of the Section 8.3 Amount would either constitute Qualifying Income or would be excluded from gross income within the meaning of Sections 856(c)(2) and (3) of the Code (or alternatively, the Payee’s outside counsel has rendered a legal opinion to the effect that the receipt by the Payee of the Section 8.3 Amount would either constitute Qualifying Income or would be excluded from gross income within the meaning of Sections 856(c)(2) and (3) of the Code), in which case the escrow agent shall release the remainder of the Section 8.3 Amount to the Payee. The Payor agrees to amend this Section 8.4 at the reasonable request of any Payee that is a REIT in order to (x) maximize the portion of the Section 8.3 Amount that may be distributed to the Payee hereunder without causing the Payee to fail to meet the requirements of Sections 856(c)(2) and (3) of the Code, (y) improve the Payee’s chances of securing a favorable ruling described in this Section 8.4(b) or (z) assist the Payee in obtaining a favorable legal opinion from its outside counsel as described in this Section 8.4(b). Any portion of Section 8.3 Amount that remains unpaid as of the end of a taxable year shall be paid as soon as possible during the following taxable year, subject to the foregoing limitations of this Section 8.3. The escrow agreement shall also provide that any portion of the Section 8.3 Amount held in escrow for five years shall be released by the escrow agent to the Payor. The Payor shall not be a party to such escrow agreement and shall not bear any cost of or have liability resulting from the escrow agreement. The Payor shall be deemed to have satisfied its obligations pursuant to this Section 8.4 so long as it deposits into escrow the Section 8.3 Amount, notwithstanding any delay or reduction in payment to any Payee that is a REIT, and shall have no further liability with respect to payment of the Section 8.3 Amount.

ARTICLE IX.

MISCELLANEOUS

Section 9.1      Nonsurvival of Representations and Warranties. None of the representations, warranties, covenants and agreements in this Agreement or in any exhibit, schedule or instrument delivered pursuant to this Agreement shall survive beyond the Company Merger Effective Time, except for those covenants and agreements contained herein and therein that by their terms apply or are to be performed in whole or in part after the Company Merger Effective Time and this Article IX.

Section 9.2      Entire Agreement; Assignment.

(a)      This Agreement (including the schedules and exhibits hereto) constitutes the entire agreement between the parties hereto with respect to the subject matter hereof and supersedes all other prior agreements and understandings, both written and oral, between the parties with respect to the subject matter hereof, other than the Confidentiality Agreement and the Guaranty.

(b)      Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by operation of Law (including by merger or consolidation) or otherwise; provided, however, that, prior to the mailing of the Proxy Statement to the Company’s stockholders, Parent may designate, by written notice of the Company, another wholly owned direct or indirect Subsidiary to be a party to the Mergers in lieu of Merger Sub, in which event all references herein to Merger Sub shall be deemed references to such other Subsidiary, except that all representations and warranties made herein with respect to Merger Sub as of the date of this Agreement shall be deemed representations and warranties made with respect to such other Subsidiary as of the date of such designation; provided, further, that any such designation shall not impede or delay the consummation of the transactions contemplated by this Agreement. Any assignment in violation of this Section 9.2(b) shall be void. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of, and be enforceable by, the parties and their respective successors and assigns.

Section 9.3      Notices. All notices and other communications given or made pursuant hereto shall be in writing and shall be deemed to have been duly given or made as of the date delivered if delivered personally and, as of the date received if sent by facsimile (providing confirmation of transmission) or sent by prepaid overnight carrier (providing proof of delivery), to the parties at the following addresses or facsimile numbers (or at such other addresses or facsimile numbers as shall be specified by the parties by like notice):

(a)	if to Parent, Merger Sub or Merger Partnership:

BRE Retail Centers Holdings LP

c/o The Blackstone Group

345 Park Avenue

New York, New York 10154

Attention:    Nadeem Meghji

Facsimile:    (212) 583-5726

with a copy (for informational purposes only) to:

Simpson Thacher & Bartlett LLP

425 Lexington Avenue

New York, New York 10017

Attention:    Brian M. Stadler, Esq.

Facsimile:    (212) 455-2502

(b)	if to the Company or the Partnership:

Excel Trust, Inc.

17140 Bernardo Center Drive, Suite 300

San Diego, California 92128

Attention:    S. Eric Ottesen

Facsimile:    (858) 487-9890

with a copy (for informational purposes only) to:

Latham & Watkins LLP

12670 High Bluff Drive

San Diego, CA 92130

Attention:    Craig M. Garner, Esq.

Facsimile:    (858) 523-5450

or to such other address as the Person to whom notice is given may have previously furnished to the other in writing in the manner set forth above.

Section 9.4      Governing Law and Venue; Waiver of Jury Trial.

(a)      This Agreement and all disputes, claims or controversies arising out of or relating to this Agreement, or the negotiation, validity or performance of this Agreement, or the transactions contemplated hereby shall be governed by and construed in accordance with the Laws of the State of Maryland (provided, however, that the Partnership Merger and the effects thereof shall be governed by and construed in accordance with the Laws of the State of Delaware), in each case without regard to its rules of conflict of laws.

(b)      Each of the parties hereto hereby irrevocably submits to the exclusive jurisdiction of the courts of the State of Maryland and to the jurisdiction of the United States District Court for the State of Maryland (the “MD Courts”), for the purpose of any claim, action, suit or proceeding (whether based on contract, tort or otherwise), directly or indirectly, arising out of or relating to this Agreement or the actions of the parties hereto in the negotiation, administration, performance and enforcement thereof, and each of the parties hereto hereby irrevocably agrees that all claims in respect to such claim, suit, action or proceeding may be heard and determined exclusively in any MD Court.

(c)      Each of the parties hereto (i) irrevocably consents to the service of the summons and complaint and any other process in any other claim, suit, action or proceeding relating to the transactions contemplated by this Agreement, on behalf of itself or its property, in the manner provided by Section 9.3 and nothing in this Section 9.4 shall affect the right of any party hereto to serve legal process in any other manner permitted by Law, (ii) consents to submit itself to the personal jurisdiction of the MD Courts in the event any dispute arises out of this Agreement or the transactions contemplated by this Agreement, (iii) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such MD Court, and (iv) agrees that it will not bring any claim, suit, action or proceeding relating to this Agreement or the transactions contemplated by this Agreement in any court other than the MD Courts. Each party hereto agrees that a final judgment in any claim, suit, action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Law.

(d)      EACH OF THE PARTIES HERETO ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE OUT OF OR RELATING TO THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN ANY ACTION, SUIT OR PROCEEDING OR COUNTERCLAIM (WHETHER BASED ON CONTRACT, TORT OR OTHERWISE), DIRECTLY OR INDIRECTLY, ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY, OR THE ACTIONS OF THE PARTIES HERETO IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT THEREOF. EACH OF THE PARTIES HERETO CERTIFIES AND ACKNOWLEDGES THAT (I) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (II) EACH SUCH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (III) EACH SUCH PARTY MAKES THIS WAIVER VOLUNTARILY, AND (IV) EACH SUCH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 9.4(d).

Section 9.5      Descriptive Headings. The descriptive headings herein are inserted for convenience of reference only and are not intended to be part of or to affect the meaning or interpretation of this Agreement.

Section 9.6      Parties In Interest. This Agreement shall be binding upon and inure solely to the benefit of each party hereto and its successors and permitted assigns, and, except as provided in Section 6.7, nothing in this Agreement, express or implied, is intended to or shall confer upon any other Person any rights, benefits or remedies of any nature whatsoever under or by reason of this Agreement. The parties hereto further agree that the rights of third party beneficiaries under Section 6.7 shall not arise unless and until the Company Merger Effective Time occurs.

Section 9.7      Severability. The provisions of this Agreement shall be deemed severable and the invalidity or unenforceability of any provision shall not affect the validity or enforceability of the other provisions hereof. If any provision of this Agreement, or the application thereof to any Person or any circumstance, is invalid or unenforceable, (a) if necessary, a suitable and equitable provision shall be substituted therefor in order to carry out, so far as may be valid and enforceable, the intent and purpose of such invalid or unenforceable provision and (b) the remainder of this Agreement and the application of such provision to other Persons or circumstances shall not be affected by such invalidity or unenforceability, nor shall such invalidity or unenforceability affect the validity or enforceability of such provision, or the application thereof, in any other jurisdiction.

Section 9.8      Remedies.

(a)      The parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed by the Company or the Partnership in accordance with their specific terms or were otherwise breached. It is accordingly agreed that Parent, Merger Sub and Merger Partnership shall be entitled to an injunction or injunctions to prevent breaches of this Agreement by the Company and the Partnership and to enforce specifically the terms and provisions of this Agreement, this being in addition to, and without any limitation of, any other remedy to which Parent, Merger Sub or Merger Partnership are entitled at law or in equity. Each of the Company and the Partnership further agrees not to assert that a remedy of specific performance is unenforceable, invalid, contrary to Law or inequitable for any reason, nor to assert that a remedy of monetary damages would provide an adequate remedy. Each of the Company and the Partnership hereby waives (i) any defenses in any action for specific performance, including the defense that a remedy at Law would be adequate, and (ii) any requirement under any Law to post a bond or other security as a prerequisite to obtaining equitable relief. The parties hereto agree that neither the Company nor the Partnership shall be entitled to an injunction or injunctions to prevent breaches of this Agreement by Parent, Merger Sub or Merger Partnership or to enforce specifically the terms and provisions of this Agreement and that the Company’s and the Partnership’s sole and exclusive remedy relating to a breach of this Agreement by Parent, Merger Sub or Merger Partnership or otherwise shall be the remedy set forth in Section 8.3(c); provided, however, that the Company shall be entitled to seek specific performance to prevent any breach by Parent, Merger Sub or Merger Partnership of Section 5.2(c).

(b)      Notwithstanding anything to the contrary in this Agreement, the maximum aggregate liability of Parent, Merger Sub and Merger Partnership together for any losses, damages, costs or expenses of the Company or the Partnership relating to the failure of the transactions contemplated by this Agreement to be consummated, or a breach of this

Agreement by Parent, Merger Sub or Merger Partnership or otherwise, shall be limited to an amount equal to (i) the amount of the Parent Termination Fee, plus (ii) the aggregate amount of Assumption Expenses payable pursuant to Section 6.14(b), plus (iii) Parent’s indemnification and reimbursement obligations pursuant to the last sentence of Section 6.15(a), the last sentence of Section 6.16 and the last sentence of Section 8.3(e) (collectively, the “Liability Limitation”), and in no event shall the Company or any of its Affiliates seek any amount in excess of the Liability Limitation in connection with this Agreement or the transactions contemplated hereby or in respect of any other document or theory of law or equity or in respect of any oral representations made or alleged to be made in connection herewith or therewith, whether at law or in equity, in contract, tort or otherwise. Each of the Company and the Partnership agrees that it has no right of recovery against, and no personal liability shall attach to, any of the Parent Parties (other than Parent, Merger Sub or Merger Partnership to the extent provided in this Agreement), through Parent, Merger Sub or Merger Partnership or otherwise, whether by or through attempted piercing of the corporate, limited partnership or limited liability company veil, by or through a claim by or on behalf of Parent, Merger Sub or Merger Partnership against any Parent Party, by the enforcement of any assessment or by any legal or equitable proceeding, by virtue of any applicable Law, whether in contract, tort or otherwise, except for its rights to recover from the Guarantor (but not any other Parent Party) under and to the extent provided in the Guaranty and subject to the Liability Limitation and the other limitations described therein. Recourse against the Guarantor under the Guaranty shall be the sole and exclusive remedy of the Company, the Partnership and their respective Affiliates against the Guarantor and any other Parent Party (other than Parent, Merger Sub or Merger Partnership to the extent provided in this Agreement) in connection with this Agreement or the transactions contemplated hereby or in respect of any other document or theory of law or equity or in respect of any oral representations made or alleged to be made in connection herewith or therewith, whether at law or in equity, in contract, in tort or otherwise. Without limiting the rights of the Company against Parent, Merger Sub or Merger Partnership hereunder, in no event shall the Company or its Affiliates seek to enforce this Agreement against, make any claims for breach of this Agreement against, or seek to recover damages from, any Parent Party (other than the Guarantor to the extent provided in the Guaranty and subject to the Liability Limitation and the other limitations described therein).

Section 9.9      Amendment. This Agreement may be amended by action taken by the Company, the Partnership, Parent, Merger Sub and Merger Partnership at any time before or after approval of the Mergers by the Company Requisite Vote but, after such approval, no amendment shall be made which requires the approval of any such stockholders under applicable Law without such approvals. This Agreement may not be amended except by an instrument in writing signed on behalf of the parties hereto.

Section 9.10      Extension; Waiver. At any time prior to the Closing Date, each party hereto may (i) extend the time for the performance of any of the obligations or other acts of the other party, (ii) waive any inaccuracies in the representations and warranties of the other party contained herein or in any document, certificate or writing delivered pursuant hereto, or (iii) subject to Section 9.9, waive compliance by the other party with any of the agreements or conditions contained herein. Any agreement on the part of either party hereto to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party. The failure of either party hereto to assert any of its rights hereunder shall not constitute a waiver of such rights.

Section 9.11      Counterparts. This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other parties.

Section 9.12      Interpretation.

(a)      The words “hereof,” “herein” and “herewith” and words of similar import shall, unless otherwise stated, be construed to refer to this Agreement as a whole and not to any particular provision of this Agreement, and article, section, paragraph, exhibit and schedule references are to the articles, sections, paragraphs, exhibits and schedules of this Agreement unless otherwise specified. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” All terms defined in this Agreement shall have the defined meanings contained herein when used in any certificate or other document made or delivered pursuant hereto unless otherwise defined therein. Any agreement, instrument or statute defined or referred to herein or in any agreement or instrument that is referred to herein means such agreement, instrument or statute as from time to time, amended, qualified or supplemented, including (in the case of agreements and instruments) by waiver or consent and (in the case of statutes) by succession of comparable successor statutes and all attachments thereto and instruments incorporated therein. References to a Person are also to its permitted successors and assigns.

(b)      The parties have participated jointly in the negotiation and drafting of this Agreement. In the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provisions of this Agreement.

Section 9.13      Definitions.

Defined Terms	Section

Acceptable Confidentiality Agreement	6.4(b)
Affiliate	3.19
Agreement	Preamble
Alternative Acquisition Agreement	6.4(a)
Amended Partnership Agreement	1.2(b)
Approved Pro Forma Capital Budget	5.1
Articles of Merger	1.4(a)
Assumption Documents	6.14(a)

Assumption Expenses	6.14(b)
Cash-Out Limited Partner	Recitals
CERCLA	3.14
Certificate	2.5(b)
Certificate of Limited Partnership	1.2(b)
Change in Recommendation	6.4(c)
Closing	1.5
Closing Date	1.5
Commitment	5.1(m)
Company	Preamble
Company Board	3.3(b)
Company Bylaws	3.1(f)
Company Charter	3.1(a)
Company Common Share	2.1(b)
Company Common Share Merger Consideration	2.1(b)
Company Common Stock	3.2(a)
Company Disclosure Schedule	Article III
Company Employee Benefit Plan or Company Employee Benefits Plans	3.12(a)
Company Employees	6.8(a)
Company Environmental Permits	3.14
Company Financial Advisor	3.24
Company Intellectual Property	3.21
Company Leases	3.11(f)
Company Material Contract	3.16(a)
Company Merger	Recitals
Company Merger Effective Time	1.4(a)
Company Permits	3.10(a)
Company Property or Company Properties	3.11(a)
Company Recommendation	6.2
Company Requisite Vote	3.3(b)
Company SEC Reports	3.4
Company Series A Preferred Share	2.2
Company Series A Preferred Stock	2.2
Company Series B Preferred Share	2.2
Company Series B Preferred Stock	2.2
Company Share Incentive Plan	2.3
Company Stock	3.2(a)
Company Stockholders’ Meeting	6.2
Company Subsidiary Common Share	2.1(c)
Company Termination Fee	8.3(b)
Company Title Insurance Policy	3.11(c)
Confidentiality Agreement	5.2(c)
Construction Projects	3.11(p)
Corporate Budget	5.1

Disposition Properties	3.11(j)
Drop-Dead Date	8.1(c)
DRULPA	Recitals
DSOS	1.4(b)
D&O Insurance	6.7(b)
Election Date	2.4(b)(i)
Employee Benefit Plan	6.8(a)
Encumbered Properties	3.8(b)
Environmental Claims	3.14
Environmental Laws	3.14
ERISA	3.12(a)
Exchange Act	3.4
Exchange Fund	2.5(a)
Excluded Shares	2.1(d)
Existing Indebtedness	3.8(a)
Existing Lenders	6.14(a)
Fairness Opinion	3.24
FCPA	3.10(c)
Financing	6.15(a)
Form of Election	2.4(b)
Fundamental Change Notice	6.17(a)
GAAP	3.4
Guarantor	Recitals
Guaranty	Recitals
Hazardous Material	3.14
Indemnified Party or Indemnified Parties	6.7(a)
Interest Subsidiary	3.1(c)(i)
Interim Period	5.1
IRS	3.12(c)
Law or Laws	3.7
Lending Contracts	3.16(c)
Liability Limitation	9.8(b)
Lien	3.1(e)
LP Minority Units	2.4(a)
Material Permits	3.11(d)
Maximum Amount	6.7(b)
MD Courts	9.4(b)
Membership Interest Election	2.4(a)
Merger Consideration	2.4(a)
Merger Partnership	Preamble
Merger Sub	Preamble
Mergers	Recitals
MGCL	Recitals
Minority Limited Partners	Recitals

Multiemployer Plan	3.12(b)
Note Purchase Agreement	6.18
Notice of Change in Recommendation	6.4(c)
NYSE	3.7
Other Filings	6.3(a)
Other SEC Filings	6.1(b)
Parent	Preamble
Parent Disclosure Schedule	Article IV
Parent Plan	6.8(a)
Parent Termination Fee	8.3(c)
Participation Agreements	3.11(n)
Participation Interest	3.11(n)
Participation Party	3.11(n)
Partnership	Preamble
Partnership Approval	3.3(c)
Partnership Common Units	Recitals
Partnership Merger	Recitals
Partnership Merger Certificate	1.4(b)
Partnership Merger Consideration	2.4(a)
Partnership Merger Effective Time	1.4(b)
Partnership Preferred Units	Recitals
Partnership Units	Recitals
Payee	8.4(a)
Paying Agent	2.5(a)
Payor	8.4(a)
PCB	3.14
Per Company Common Share Merger Consideration	2.1(b)
Per Company Series A Preferred Share Merger Consideration	6.17(a)
Per Company Series B Preferred Share Merger Consideration	6.17(b)
Per Partnership Unit Merger Consideration	2.4(a)
Permitted Liens	3.11(a)
Pro Forma Capital Budget	5.1
Property Restrictions	3.11(a)
Proxy Statement	6.1(a)
Qualifying Income	8.4(a)
REA	3.11(q)
REIT	3.15(b)
REIT Opinion	7.2(c)
Related Party Transactions	3.19
Rent Rolls	3.11(f)
Reportable Transaction	3.15(o)
Representatives	6.4(a)
Required Consents	6.3(b)
Restricted Shares	2.3

Roll-Over Limited Partner	Recitals
SDAT	1.4(a)
Section 8.3 Amount	8.4(a)
Securities Act	3.2(f)
Senior Notes Officer’s Certificate	6.18
Senior Notes Prepayment Notice	6.18
Series A Articles Supplementary	6.17(a)
Series A Partnership Preferred Units	Recitals
Series A Redemption Notice	6.17(a)
Series B Articles Supplementary	6.17(b)
Series B Partnership Preferred Units	Recitals
Series B Redemption Notice	6.17(b)
Surviving Company	1.1(a)
Surviving Company Common Share	2.1(c)
Surviving Partnership	1.1(b)
Takeover Statutes	3.18
Tax or Taxes	3.15(o)
Tax Protection Agreements	3.15(p)
Tax Returns	3.15(o)
Third Party	3.11(j)
Third Party Consent	6.3(b)
Transaction Litigation	6.3(b)
Unit Election	2.4(b)
WARN	3.13(e)

In addition to the other terms defined throughout this Agreement, which are listed above, the following terms shall have the following meanings when used in this Agreement:

(a)      “Acquisition Proposal” means an inquiry, offer or proposal regarding any of the following (other than the Mergers) involving any of the Company or the Partnership or their respective Subsidiaries: (i) any merger, consolidation, share exchange, recapitalization, dissolution, liquidation, business combination or other similar transaction involving the Company or the Partnership; (ii) any sale, lease, exchange, mortgage, pledge, transfer or other disposition, directly or indirectly, by merger, consolidation, sale of equity interests, share exchange, joint venture, business combination or otherwise, of 20% or more of the consolidated assets of the Company or the Partnership and their respective Subsidiaries, taken as a whole (as determined on a book-value basis (including indebtedness secured solely by such assets)), in a single transaction or series of related transactions; (iii) any issue, sale or other disposition (including by way of merger, consolidation, sale of equity interests, share exchange, joint venture, business combination or otherwise) securities (or options, rights or warrants to purchase, or securities convertible into, such securities) representing 20% or more of the voting power of the Company or 20% or more of the equity interests or general partner interests in the Partnership; (iv) any tender offer or exchange offer for 20% or more of any class of equity security of the Company or 20% or more of the equity interests or general partner interests in the Partnership or the filing of a registration statement under the Securities Act in connection therewith; (v) any other transaction or series of related transactions pursuant to which any Third Party proposes to acquire control of assets of the Company or the Partnership and their respective Subsidiaries having a fair market value equal to or greater than 20% of the fair market value of all of the assets of the Company or the Partnership and their respective Subsidiaries, taken as a whole, immediately prior to such transaction; or (vi) any public announcement of a proposal, plan or intention to do any of the foregoing or any agreement to engage in any of the foregoing.

(b)      “Business Day” means a day other than Saturday, Sunday or any day on which banks located in New York, New York are authorized or obligated by applicable Law to close.

(c)      “Code” means the Internal Revenue Code of 1986, as amended.

(d)      “delivered” or “made available” means, with respect to documents or information required to be provided by the Company to Parent, any documents or information (i) posted by the Company or the Company Financial Advisor on the Dropbox web site, (ii) filed by the Company and available through the SEC’s Electronic Data Gathering and Retrieval System or (iii) otherwise made reasonably available by the Company or its representatives to Parent.

(e)      “Dispute” means in respect of any Person, any suit, claim, action, proceeding or investigation against such Person or any of its Subsidiaries or any of its or their respective properties or assets.

(f)      “ERISA Affiliate” means any entity, trade or business (whether or not incorporated) that is considered a single employer together with the Company or any ERISA Affiliate under ERISA Section 4001(b) or part of the same “controlled group” with the Company or any ERISA Affiliate for purposes of Code Section 414.

(g)      “Existing Loan Documents” means those agreements, documents or other instruments evidencing and/or securing the indebtedness for borrowed money of the Company or any of its Subsidiaries whether unsecured or secured by the Encumbered Properties, a list of which is set forth on Schedule 3.2(b) of the Company Disclosure Schedule.

(h)      “Expenses” means out-of-pocket fees, costs and expenses (including all fees and expenses of counsel, accountants, investment bankers, experts and consultants to a party hereto and its Affiliates) incurred by a party or on its behalf in connection with or related to the authorization, preparation, negotiation, execution and performance of this Agreement and the other transactions contemplated hereby.

(i)      “Governmental Entity” means any court, tribunal or any government or political subdivision thereof, whether federal, state, county, local or foreign, or any agency, authority, contractor, official or instrumentality of such governmental or political subdivision, or any entity exercising executive, legislative, judicial, regulatory or administrative functions of government.

(j)      “HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations thereunder.

(k)      “Judgment” means any order, judgment, writ, injunction or decree.

(l)      “know” or “knowledge” means, with respect to the Company or Parent, the actual knowledge of such persons listed in Schedule 9.13(l) of the Company Disclosure Schedule or Schedule 9.13(l) of the Parent Disclosure Schedule, respectively.

(m)      “Material Adverse Effect” means when used in connection with the Company or Parent, as the case may be, or any of their respective Subsidiaries, any change, effect, event, circumstance, occurrence or state of facts that, individually or in the aggregate, has had or would reasonably be likely to have a material adverse effect on (i) the business, properties, assets, financial condition or results of operations of, as the case may be, the Company and its Subsidiaries or Parent and its Subsidiaries, in each case taken as a whole, or (ii) the ability of the Company or Parent, as the case may be, to perform its obligations hereunder or consummate the Mergers before the Drop-Dead Date; provided, however, that, “Material Adverse Effect” shall not include any change, effect, event, circumstance, occurrence or state of facts arising from (A) changes in conditions in, or events affecting, the United States economy or capital or financial markets generally, including changes in interest or exchange rates, (B) changes in Law, (C) changes in legal, regulatory, economic, political or business conditions or changes in GAAP, in each case, affecting commercial or retail real estate properties generally, (D) this Agreement, the negotiation, execution, announcement or performance hereof and the Mergers and the transactions contemplated hereby, including any claim or litigation relating thereto or the impact thereof on relationships with tenants, lenders, partners, suppliers, contractors or employees, (E) acts of war, sabotage or terrorism, or any escalation or worsening of any such acts of war, sabotage or terrorism threatened or underway as of the date of this Agreement, (F) earthquakes, wildfires, hurricanes or other natural disasters, (G) any decline in the market price, or change in the trading volume, of the capital stock of the Company, except that this clause (G) shall not prevent or otherwise affect a determination that any change, effect, event, circumstance, occurrence or state of facts underlying such decline has resulted in or contributed to a Material Adverse Effect, or (H) any failure, in and of itself, by the Company to meet internal or publicly announced revenue or earnings projections, except that this clause (H) shall not prevent or otherwise affect a determination that the underlying facts giving rise or contributing to such change may be taken into account in determining whether there has been, or would reasonably be likely to be, a “Material Adverse Effect,” unless and to the extent, in the case of clauses (A), (B), (C), (E) and (F), any such change, effect, event, circumstance, occurrence or state of facts has a materially disproportionate effect, relative to other industry participants, on the Company and its Subsidiaries or Parent and its Subsidiaries, each taken as a whole, as the case may be; provided, further, however, that with respect to any references to Material Adverse Effect in the representations and warranties set forth in Section 3.7 and Section 4.3, the exceptions set forth in clause (D) of this definition shall not apply.

(n)      “New Partnership Preferred Unit” means a Series C Cumulative Preferred Unit of the Surviving Partnership as defined in the form of Article 18 attached as Exhibit A hereto, which shall be added to and made part of the Partnership Agreement immediately prior to the Closing Date.

(o)      “Parent Parties” means, collectively, Parent, Merger Sub, Merger Partnership, the Guarantor or any of their respective former, current or future directors, officers, employees, agents, general or limited partners, managers, members, stockholders, Affiliates, successors or assignees or any former, current or future director, officer, employee, agent, general or limited partner, manager, member, stockholder, Affiliate, successor or assignee of any of the foregoing.

(p)      “Partnership Agreement” means the Second Amended and Restated Agreement of Limited Partnership of the Partnership, dated as of January 31, 2012.

(q)      “Person” means an individual, corporation, limited liability company, partnership, association, trust, unincorporated organization, other entity or group (as defined in the Exchange Act).

(r)      “SEC” shall mean the United States Securities and Exchange Commission.

(s)      “Senior Notes” means each of (i) the Partnership’s $75,000,000 Senior Series A Notes at 4.40% due November 12, 2020 and (ii) the Partnership’s $25,000,000 Senior Series B Notes at 5.19% due November 12, 2023.

(t)      “Service Provider” means any employee, director or individual independent contractor of the Company or any of its Subsidiaries or ERISA Affiliates.

(u)      “Subsidiary” means any corporation 50% or more of whose outstanding voting securities, or any partnership, limited liability company, joint venture or other entity 50% or more of whose total equity interest, is directly or indirectly owned by Parent or the Company, as the case may be. Without limiting the foregoing, the Partnership shall be deemed a Subsidiary of the Company for purposes of this Agreement.

(v)      “Superior Proposal” means any bona fide written Acquisition Proposal which (i) in the good faith judgment of the Company Board, is reasonably likely to be consummated, and (ii) the Company Board determines in its good faith judgment after consultation with outside legal counsel and outside financial advisors would result, if consummated, in a transaction that is more favorable to the Company’s stockholders from a financial point of view (which determination shall take into account (A) legal and regulatory matters, (B) the likelihood and timing of consummation (as compared to the transactions contemplated hereby) and (C) any changes to the terms of this Agreement proposed by Parent and any other information provided by Parent (including pursuant to Section 6.4(c) of this Agreement)) than the Mergers. For purposes of the definition of Superior Proposal, an “Acquisition Proposal” shall have the meaning assigned to such term herein, except that each reference to “20%” in such definition shall be deemed to be a reference to “50%.”

[Signature Page Follows]

IN WITNESS WHEREOF, each of the parties has caused this Agreement to be duly executed on its behalf as of the day and year first above written.

EXCEL TRUST, INC.

By:	/s/ Gary B. Sabin
Name:	Gary B. Sabin
Title:	Chief Executive Officer

EXCEL TRUST, L.P.

By:	/s/ Gary B. Sabin
Name:	Gary B. Sabin
Title:	Chief Executive Officer

[Signature page to Agreement and Plan of Merger]

BRE RETAIL CENTERS HOLDINGS LP

By:	BRE Retail Centers Holdings LLC, its general partner

By:	Blackstone Property Partners Lower Fund 1 L.P., its managing member

By:	Blackstone Property Associates L.P., its general partner

By:	Blackstone Property Associates L.L.C., its general partner

By:	/s/ A.J. Agarwal
Name:	A.J. Agarwal
Title:	Senior Managing Director

BRE RETAIL CENTERS CORP

By:	/s/ Nadeem Meghji
Name:	Nadeem Meghji
Title:	President and Senior Managing Director

BRE RETAIL CENTERS LP

By:	BRE Retail Centers Corp, its general partner

By:	/s/ Nadeem Meghji
Name:	Nadeem Meghji
Title:	President and Senior Managing Director

[Signature page to Agreement and Plan of Merger]